25 years
1983-2008
People. Service. Technology.

2007 | TSYS Annual Report

A NEW DAY

TSYS®


The opportunity is here,
perfecting
expanding
investing

Table of Contents

and we are READY.

As our business takes flight on a journey that crosses borders, spans time zones and expands our global footprint, we are ready to embrace the opportunities that lie ahead.

For the last 25 years, we have prepared ourselves to make sure that we are ready to deliver payment services to any corner of the globe. We carry out billions of transactions each year, but understand what just one can mean to you. At every customer touch point, our people, our infrastructure and our products facilitate life's experiences on a global scale.

Now, more than simply being prepared, we have set the stage for the opportunity that lies ahead. Two-thousand and seven will be recorded as the milestone year in which it was decided that TSYS® would become an independent company. It was also the year TSYS aligned its strength with its passion to secure its place in the global payments industry.

We are perfecting the basics that made TSYS great; we are expanding internationally to enter new high-growth markets; and we are investing strategically to expand our presence across the payments spectrum.

So join us as we show the world just how ready we are to turn opportunities into reality.

DEAR SHAREHOLDERS AND FRIENDS:



PHILIP W. TOMLINSON

Chairman of the Board &
Chief Executive Officer

As we look ahead we do so with confidence, because we are ready for this next chapter in our history.

We believe that the magnitude of opportunities before us is without precedent. I'm proud to be among you as we claim this milestone moment as it is inscribed into the TSYS narrative — the decision by Synovus Financial Corp. to make TSYS a fully independent company.

As we travel down this new path on our own, we look behind us and reflect on the rich history that has made us the finest payment services provider in the industry, and what brought us to this point. We welcome our growing shareholder base and ask you to join us as we embrace 2008 and share our story in this new chapter for our company.

Without a doubt, the decision of Synovus' board of directors to distribute its ownership of TSYS stock was a significant event this year. In fact, it is arguably the most significant event in our history because it enables TSYS to enhance its growth and position in the industry, unfettered by the constraints that existed within a bank holding company. It provides us an opportunity to broaden our investor base and it allows us to focus on growing our business. With new freedom comes new opportunity, and our independence is a function of our performance. We have a history of delivering and are prepared to generate successes in innovative, dynamic ways.

We began 2007 with changes we believed would make us a stronger, more strategic company. We embraced efficiency plans, balancing proven, cost-saving tactics with prudent spending and smart hiring. We refined our multi-year strategic plan to move forward with ambitious goals for our international market — developing our team abroad, perfecting and marketing our products, and opening offices in four exciting new locales across the globe. We aligned multiple lines of business to present a unified, One TSYS approach for our clients, and honed in on untapped markets and underserved populations, such as healthcare and the unbanked. Finally, we looked inward and examined TSYS from top to bottom, from stem to stern. We objectively gauged our true successes through unfiltered lenses, using feedback from clients as



well as our own carefully calculated metrics. This rigorous process provided the insight we needed to plan effectively for our future.

Along the way, something became increasingly apparent to us; so apparent that we felt it could be used to summarize our vision in this report. TSYS is ready!

We are primed and prepared to experience what the years ahead will bring and to write a new chapter in our company's compelling story of innovation and integrity. We are also ready to move ahead with ambitious plans and celebrate new victories. I am confident our performance will prove our success as an independent company.

On that note, I'd like to extend a heartfelt thanks to Synovus for the years it spent preparing us for this stage. More than simply colleagues or business partners, the Synovus team has been our family. They've provided encouragement and have led us in the best way possible — by example — sparking in each of us a passion for being the best. Our shared focus on people, doing the right thing and honoring covenants with our customers are all key attributes that we will take with us on our new journey. We remain forever grateful.

2007 was a year with shining moments, of which shareholders, team members and friends can all be proud. Let's take a moment to look back together on what we experienced during the year.

Over the course of 2007, the TSYS team's preparation paid off as we executed several key conversions with unprecedented speed, security and shared value for our clients. One of our biggest accomplishments was completing the highly successful and award-winning conversion of Capital One's in-house portfolio to TS2®, our processing platform that is considered the gold standard in the payments industry.

In addition to these enterprise milestones, we've helped our clients add more than 40 million new accounts this year.

Taking a look at 2007 results, our net income was $237.4 million, with total revenues of $1.806 billion. If you exclude the net tax effect of the Bank of America termination fee in 2006 and the one-time spin related cost and taxes in 2007, net income for the year was $260 million, representing a 25 percent increase over net income in 2006.

Considering these events of the last year, we expect our 2008 operating income to increase 12 to 14 percent when compared with last year's results.

These numbers are solid, especially considering the volatile shifts occurring within our industry. We are diversifying our profit-generating strategies, refining our technology and maintaining our flexible framework for our clients every day. Achieving results like these before the spin-off from Synovus makes us truly excited about the possibilities of what we can accomplish in the coming years as a fully independent company.

We understand how to navigate challenging business cycles and still generate value for our clients and shareholders. We've learned how to meet financial goals while managing uncertainty, and we've taken the same innovative nature that pioneered world-renowned platforms and developed the kind of internal agility that produces long-term, sustained success.

At no time have these lessons been more at play than during 2007.

In addition to new clients in the United Kingdom like Nationwide, CompuCredit UK and Capital One UK, TSYS also won new relationships with The Bancorp Bank, TD Banknorth, Veracity Payment Solutions, Norway's DnB NOR Bank, Russia's Tinkoff. Credit Systems and PaySquare Issuing of the Netherlands, as well as extending our existing relationship with Barclaycard.

Our international expansion remains of paramount importance, and TSYS made several pivotal decisions in 2007 focused on our goals abroad. In addition to opening new offices in Amersfoort, the Netherlands; Milan, Italy; Munich, Germany and New Dehli, India, we worked to expand our global footprint in other ways, establishing London as our hub for international payment services and identifying key executives to lead those efforts. We've launched a number of innovative prepaid products in Europe and now process multiple prepaid portfolios for major financial institutions, including Bank of Ireland, LloydsTSB, Norwich Union and Bank of America.

Last year we announced our goal to generate 30 to 35 percent of our total revenue from international operations by 2011.To achieve this goal, we have aligned several key strategies to propel our growth in emerging markets that are poised for significant growth in the upcoming years. In 2007, about 22.5 percent of our revenue was generated from international markets, and we expect that number to expand as we continue to invest strategically in many corners of the globe. This, of course, fuels our clients' own international aspirations, so these global objectives are among our top priorities.

Capitalizing on our acquisition of TSYS Card Tech, Ltd., in 2006, we've forged new relationships and solidified existing ones as a result of introducing cost-effective, flexible and innovative server-based platforms. For example, Russia's first monoline credit card company, Tinkoff. Credit Systems, chose TSYS to supply its card management and authorization system. Our longtime client and the largest bank in Qatar, Qatar National Bank, successfully migrated its cards portfolio to the latest version of TSYS' server-based platform. Another valued client, Commercial Bank of Qatar, capitalized on our advanced technology by issuing its first smart chip card. Following that successful launch, three of TSYS' Cyprus-based client banks introduced Chip and PIN cards to the country.

TSYS continues to make great strides inside China. At year end, China UnionPay Data (CUP Data), in which TSYS holds a 44.5 percent equity investment, reported 47 processing agreements. This includes four of the top five largest issuing banks that outsource services in China. Additionally, CUP Data — a joint venture between TSYS and China UnionPay (CUP) — began providing processing services for Huaxia Bank Co. Ltd., one of China's largest nationwide banks. CUP Data also completed a first-of-its-kind conversion for Shanghai Pudong Development Bank. Industry insiders call this event a first in the Chinese bankcard industry for three achievements — it was the first successful conversion from an overseas data center; the first Chinese conversion from a mainframe to an open platform; and the first Chinese conversion of more than a million accounts.

Industry and economic trends all point to China as an emerging card market to watch. As its economy expands and its consumers embrace the inevitable shift from cash to plastic, China is becoming a major force in the payments industry.

With increased interest in consumer-directed healthcare, we started allocating resources toward our strategy for penetrating this complex market. As consumer-directed healthcare shifts more payment responsibility to consumers, massive opportunities are presenting themselves for several key players. Increasingly, participants are using cards to process their co-payments, deductibles and medication costs. Insurance companies also are using electronic means to process payments, and employers are making access to health-spending accounts even more consumer friendly. Our experience supporting credit and debit cards makes us a natural fit for this market, which is in need of paperless options.

Additionally, our prepaid offerings made us a perfect fit for a market poised for unbridled growth in the next few years — that of the underserved and unbanked. In 2007, TSYS partnered with Green Dot to process the California-based prepaid provider's pilot program for the Wal-Mart MoneyCard, issued by GE and reloaded through Green Dot's national network. The Visa-branded prepaid product was first piloted in late 2006 and is now available in 2,600 Wal-Mart stores. Additionally, TSYS supported The Gift Voucher Shop when it unveiled its instant-issue prepaid card, One4all, for use in the growing prepaid market across Ireland.

Likewise, we expanded our loyalty initiatives to enhance our rewards offerings with a full suite of consulting and partnership services that include robust data analytics. TSYS' loyalty offerings are truly unmatched for credit and debit card issuers, now hosting payment programs for more than 40 national and regional card providers in the United States — including four top-10 banks.

In 2007, TSYS added numerous new acquiring clients, including our first in the international market. We also renewed long-term agreements with five of our largest acquiring clients. Investments in product development resulted in introductions of new solutions and services for risk management, research, portfolio reporting and multicurrency processing. Underscoring a commitment to excellence in compliance and data security, TSYS implemented regulatory and card brand initiatives on time and with precision. Looking ahead to 2008, the acquiring team will complete full Discover Network card acceptance integration and launch a comprehensive suite of back-office solutions and services for bank acquirers and Independent Sales Organizations.

In the following pages, we will share our direction for 2008 and beyond, and tell you how we intend to perfect the basics, expand internationally and invest strategically.

On behalf of all of us at TSYS, we welcome our new shareholders and thank our longtime shareholders for their continued support. Many of you have seen us grow from a small credit card processing division in a local bank to the billion-dollar global company we have evolved into today. I would also like to give heartfelt thanks to our retiring emeritus board member, Judge Griffin Bell, for his unwavering commitment to TSYS through the years. It was truly a privilege to have him play such an influential role in our company story, and we will miss his strong guidance and expertise.

We are appreciative of the limitless possibilities that TSYS has been afforded, and we look forward to sharing our future with you. We are ready!

Respectfully,

PHILIP W. TOMLINSON
Chairman of the Board & Chief Executive Officer

FINANCIAL HIGHLIGHTS

(dollars in thousands)



$828,301
$956,619
$1,289,790
$1,434,433
$1,428,123
03
04
05
06
07

Revenues before reimbursable items*



$190,579
$202,214
$287,129
$357,082
$353,511
03
04
05
06
07

Operating income



$140,973
$150,558
$194,520
$249,163
$237,443
03
04
05
06
07

Net income

(dollars in thousands, except per share data)	2007	2006	% Change
Revenues before reimbursable items*	$1,428,123	1,434,433	(0.4)
Total revenues	1,805,836	1,787,171	1.0
Operating income	353,511	357,082	(1.0)
Net income	237,443	249,163	(4.7)
Basic earnings per share	1.21	1.27	(4.7)
Diluted earnings per share	1.20	1.26	(4.8)
Return on average equity	23.0%	26.5%	
Operating margin	19.6%	20.0%	
Net profit margin	13.1%	13.9%	

** Reimbursable items include payments from clients to TSYS for "out-of-pocket" expenses, such as postage.*

INNOVATION AT WORK

At all hours of the day, every day of the year, in many corners of the world, TSYS keeps the world of payments buzzing. For a world that never sleeps and is constantly exchanging money, we must be prepared. Our collective efforts in supporting the world's payments empowers our clients to make the best possible strategic decisions.

At TSYS, we talk a lot about the basics. Specifically, we talk about being brilliant at the basics. It is a hallmark of ours to ensure we tend to the details while also helping our clients prepare for their big-picture goals.

As change from every direction impacts our industry, there has never been a time when core tenets are more vulnerable — or more important. When business models are upended, the basics often fall away and get lost in the corporate rubble, but at TSYS, this is where we start. We build strategies around the fundamentals and stand ready to deliver industry-leading payment solutions.

And that's why we're addressing the fundamentals with the same fervor and imagination with which we're taking on expansion and investment. We are turning that same critical eye and innovative spirit on ourselves, evaluating our processes and our services, then taking active steps to ensure brilliance all the time, every time. TSYS is leading the way in developing the next evolution of payment solutions.

We're managing performance across the board. We know that today's businesses are fueled by three words: faster, better and cheaper. That's why we're embracing a new business paradigm — finding ways for our clients to utilize TSYS' scale and efficiency to deliver their own products more economically.

We're harnessing our imagination to increase our speed, decrease errors and bolster our security, all while streamlining processes to simplify interactions with TSYS' people and platforms.

We're driving technology. We have always held that business strategies should drive technology. Today, as market trends shape business strategies, we are committed to the most innovative technological solutions that, in turn, set industry standards while exceeding our clients' needs. One practical way we're ensuring this happens is the client and product roadmaps we create to strategically guide development based on trends and their traction in the marketplace. As a result, we're producing cutting-edge technologies, such as multi-purse functionality, mobile payments and customized client portals to facilitate all their business with TSYS. We are working to simplify systems and create a unique offering in the market whereby PIN-debit, signature-debit and credit all run on one platform, giving our clients a total view of their customers.

We're guiding smart decisions. We believe that delivering products and services to our clients means more than just providing single products for individual needs. Instead, we take a consultative approach and work with our clients to understand their short- and long-range goals. With laserlike focus on our clients' voices and needs, we then tailor our solutions. By building relationships with our clients and taking the time to learn their businesses, we can better anticipate their needs and guide them as they work to help their own customers.



Unmatched in innovation and productivity, the efforts of nature's hardest workers are truly awe-inspiring. Like the strongest honeycomb, our robust business model is a result of our team's tireless work ethic and passion for excellence.





Like the tall trees above, TSYS has grown to oversee a parade of people and payments on the ground level. With a presence in more than 75 countries worldwide, we know the nature of our business is more global every day.


expanding

GROWTH OPPORTUNITY

With every passing season, we grow stronger and taller, delivering results that are more impressive than in the past. We know we must sustain that growth — plus more — and we are confident that our solid foundation and strong roots will take us there.

With clients in more than 75 countries, offices and facilities in 16, and more than 300 clients around the globe, TSYS has proven its status as a major player in the global payments industry. The international market is an exciting one, and we are ready to explore it further.

Our work to date has laid the foundation for continued success as we build on the relationships we have around the world, expanding into new regions and launching new and innovative products. Today, TSYS has relationships with more than half of the top 20 global banks, and we continue to seek out new, strategically focused solutions for international audiences. In 2007, we opened offices in the Netherlands, Italy, Germany and India, and have bright prospects for expansion in 2008.

From Latin America to Europe to Asia-Pacific, the global market ripples with change, but is brimming with opportunity. The middle class is emerging around the world as a major economic presence. The European market waits anxiously as major regulatory changes take root. China continues along its trajectory of economic growth. Meanwhile, across the board, other issues like increased competition, data privacy and security are fanning the flames. To TSYS, this all means opportunity.

With our international foundation in place, we are now focused on fortifying our brand name worldwide.

We will extend our capabilities. Expanding on our existing relationships, TSYS is reinforcing its commitment to the global payments market in several key ways. With its tapestry of cultures and economic environments, the international market boasts a range of opportunities to take existing products and tailor them for the unique needs of local markets.

While we are perhaps best known for powering the movement of money around the globe, we also seek to expand into key high-growth sectors such as loyalty, merchant acquiring, healthcare and prepaid.

We will expand geographically. After strategic identification of high-growth regions of the world, we are ready to move into new geographic markets. TSYS' expansion will also help pave the way for our clients as they pursue their own geographic ambitions and seek out international opportunities. Our team of industry thought leaders has developed a vision for our expansion, and implemented a strategic plan to realize that vision. We see strong potential across all of Europe, Asia-Pacific, within India and in South America.

Strategic partnerships also will be important as we extend our footprint and realize the opportunities available to us through new alliances. These partners introduce us to new geographies with populations that are increasingly interested in new methods of payment. They show us opportunities to introduce new technologies, utilize emerging payment options and promote our third-party outsourcing model. We see only growth and potential.

NEW INITIATIVES

investing strategically

No company experiences long-term success without careful and consistent planning. These plans provide both the anchor of current assets and the nest for future growth, agility and productivity. Understanding this, we are moving forward to leverage our core strengths as we protect and diversify our revenue streams to gain entry into new markets, fill gaps in local markets and experience robust growth as an independent company.

To us, that means smart growth — well rounded, well planned and well executed. For example, we understand the dual need to nurture today's assets while we pursue opportunities for tomorrow, so our investment strategy protects current revenue streams while simultaneously seeking out ways to expand. Done correctly, our investments will see an increase in breadth and scope in value.

It all lies within planning and fundamentals — the basics we're perfecting. In the last year, we've devoted ourselves to evaluating our own plan for moving ahead. As part of those efforts, we've analyzed the particulars of just how we should invest our energy and our capital in the next decade to enhance our ability to win new business.

Specifically, we will expand our presence in other parts of the payments spectrum domestically and internationally, concentrating on the three areas we see as vital to future success.

We will invest strategically to reach consumers. Our new ownership structure allows us to take full advantage of domestic and international opportunities in the future, ensuring every subsequent link in the payments chain is nurtured. We know it is essential to get closer to consumers and their payment choices at the point of sale, and we are eager for the opportunities that lie ahead.

We will seek out new partners. TSYS has seen exceptional success from our relationships with domestic and international partners. Going forward, we will continue to implement this strategy, concentrating on laying down roots in new regions internationally with those businesses that have established themselves locally. We will look for opportunities to enhance existing systems, offering options to fill gaps in payments and secure new business.

We will build our presence in emerging markets. TSYS has a strong history of recognizing emerging business trends and becoming involved before they become mainstream. In recent years, we have worked to build on our services and solutions in sectors such as healthcare, loyalty and rewards, and prepaid cards. As the payments industry evolves, we understand the importance of staying ahead of trends so that we are always able to offer clients a suite of the most leading-edge and innovative services, such as data analytics, e-commerce and healthcare.



Protecting assets while cultivating new opportunities is a tried-and-true approach we've relied on for successful growth. As we nurture our existing relationships on six continents, we also seek partners in new and emerging markets.



investing

OUR BOARD OF DIRECTORS

"The future of TSYS is bright because of the strength of our team members. The way they embrace our corporate values, their commitment to our customer covenant and the way they model our leadership expectations should allow us to enhance every customer experience."

Troy Woods










"Behind great companies are great people. It's been an honor to serve with some of the true pioneers of the electronic processing industry here at TSYS."

Griffin Bell




"Using the same principles that made Synovus successful over a long period of time, 'Do what's right, and treat people right,' TSYS has grown into a company that we all can be proud of. Serving clients, caring for our colleagues and returning value to our shareholders remain at the heart of everything TSYS does."

Jim Blanchard



"For a company to truly succeed in today's business environment, it has to be able to grow internationally. And TSYS has that. It's got the right mindset, a diverse group of platforms and the right strategy to succeed in the global market."

Kriss Cloninger



Pictured top to bottom:

Gardiner W. Garrard Jr.
President
The Jordan Company

Richard H. Bickerstaff*
Manager
Broken Arrow Land Company, LLC

M. Troy Woods
President & Chief Operating Officer
TSYS

Lovick P. Corn*
Advisory Director
W.C. Bradley Co.

James H. Blanchard
Chairman of the Board & Chief Executive Officer, retired
Synovus
Chairman of the Executive Committee
TSYS

William B. Turner*
Chairman of the Executive Committee, retired
Synovus
W.C. Bradley Co., retired

Alfred W. Jones III
Chairman of the Board & Chief Executive Officer
Sea Island Company

Griffin B. Bell*
Senior Partner, retired
King & Spalding, LLP
Former U.S. Attorney General

Richard E. Anthony
Chairman of the Board & Chief Executive Officer
Synovus

W. Walter Miller Jr.
Group Executive, retired
TSYS

Sidney E. Harris
Professor
Georgia State University, J. Mack Robinson College of Business

Kriss Cloninger III
President & Chief Financial Officer
Aflac Incorporated

"It is with great respect and heartfelt thanks to Synovus that we move forward on our own to expand our global footprint, develop team members and delight our customers. After all, we learned from the best."

Phil Tomlinson



"TSYS understands that it is essential to have the right blend of people and technology in order to become best in class. Anyone can get the technology; it's the people that set TSYS apart."

Wayne Clough



















"TSYS is proof that taking advantage of opportunities when they come along, combined with hard work and a commitment to excellence, results in tremendous success. A new day now as an independent company affords even greater opportunity for continued successes."

Lynn Page



"We would not be who we are today without Synovus having the foresight to see what the credit card industry could become. And I want to commend them for the courage and conviction it took, to spin TSYS out as a fully independent company after 25 great years together."

Rick Ussery







Pictured top to bottom:

Rebecca K. Yarbrough
Private Investor

Samuel A. Nunn*
Co-Chairman &
Chief Executive Officer
Nuclear Threat Initiative
Distinguished Professor
The Sam Nunn School of International Affairs, Georgia Institute of Technology
Former U.S. Senator

G. Wayne Clough
President
Georgia Institute of Technology

Walter W. Driver Jr.
Chairman-Southeast
Goldman, Sachs & Co.

Richard Y. Bradley
Attorney at Law
Bradley & Hatcher

Richard W. Ussery
Chairman of the Board, retired
TSYS

James D. Yancey
Chairman of the Board, retired
Synovus
Chairman of the Board
Columbus Bank and Trust Company

Thomas G. Cousins*
Chairman Emeritus
Cousins Properties, Inc.

Mason H. Lampton
Chairman of the Board
Standard Concrete Products

Philip W. Tomlinson
Chairman of the Board & Chief Executive Officer
TSYS

John P. Illges III*
Senior Vice President, retired
The Robinson-Humphrey Company, Inc.

John T. Turner
Private Investor

H. Lynn Page
Vice Chairman of the Board, retired
Synovus
TSYS

George C. Woodruff Jr.*
Real Estate Developer

**Emeritus Director*

TSYS LEADERSHIP

EXECUTIVE MANAGEMENT

Philip W. Tomlinson
Chairman of the Board &
Chief Executive Officer

M. Troy Woods
President &
Chief Operating Officer

G. Sanders Griffith III
Senior Executive Vice President,
General Counsel & Secretary

James B. Lipham
Senior Executive Vice President
& Chief Financial Officer

William A. Pruett
Senior Executive Vice President,
Client Services Group

Kenneth L. Tye
Senior Executive Vice President
& Chief Information Officer

Gaylon Jowers Jr.
President, TSYS International
Executive Vice President,
Sales & Marketing

Robert J. Philbin
President, TSYS Acquiring Solutions,
Executive Vice President

MANAGEMENT COMMITTEE

Connie C. Dudley
Executive Vice President,
Product & Client Development

Ryland L. Harrelson
Executive Vice President,
Administrative Services

Stephen W. Humber
Executive Vice President
& Chief Technology Officer

Colleen W. Kynard
Executive Vice President,
Customer Care

Paul M. Todd
Executive Vice President,
Mergers, Acquisitions & Strategy

Dorenda K. Weaver
Executive Vice President
& Chief Accounting Officer

Bruce L. Bacon
Group Executive,
Chief Sales & Marketing Officer

Kelley C. Knutson
Group Executive,
International Services

W. Allen Pettis
Group Executive,
Relationship Management

GROUP EXECUTIVES

James A. Accordino
Grace H. Allmond
Ronald L. Barnes
Barton R. Bright III
David R. Figgat
Anthony W. Hodge
William T. Hunt
J. Matthew Jardina
G. Clyde Jinks III
Billy J. Kilgore II
Charles F. Kinney
John C. Latimer
Jeanne A. McDowell
Kathleen Moates
Keith D. Pierce
Rhonda W. Perkins
B. Wayne Smith
Mary M. Stewart
Richard L. St. John
Barry J. Tompkins
R. Carlton Wilkinson
Kathy L. Wills
Olin M. Wise

INTERNATIONAL MANAGING DIRECTORS

David E. Duncan
China

Hitoshi Kondo
Japan

Jaffar Agha-Jaffar
Middle East, Africa & Russia

Kelley C. Knutson
Europe

Jesús M. Navarro Torres
Mexico

Selected Financial Data

The following financial data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and Financial Review, included elsewhere in this Annual Report. The historical trends in TSYS' results of operations and financial position over the last five years are presented below. Revenues before reimbursable items and net income have grown over the last five years at compounded annual growth rates of 14.6% and 13.6%, respectively. The balance sheet data also reflect the continued strong financial position of TSYS as evidenced by the current ratio of 2.1:1 at December 31, 2007.

	Years Ended December 31,				
(in thousands, except per share data)	**2007**	2006	2005	2004	2003
Income Statement Data:					
Revenues:					
Electronic payment processing services	**$ 955,926**	989,062	869,788	758,313	681,630
Merchant acquiring services	**254,069**	260,275	237,418	26,169	24,966
Other services	**218,128**	185,096	182,584	172,137	121,705
Revenues before reimbursable items	**1,428,123**	1,434,433	1,289,790	956,619	828,301
Reimbursable items	**377,713**	352,738	313,141	230,389	225,165
Total revenues	**1,805,836**	1,787,171	1,602,931	1,187,008	1,053,466
Expenses:					
Salaries and other personnel expense	**576,655**	522,244	461,871	361,532	326,568
Net occupancy and equipment expense	**273,154**	327,254	302,699	240,424	206,313
Spin related expenses	**13,526**	—	—	—	—
Other operating expenses	**211,277**	227,853	238,091	152,449	104,841
Expenses before reimbursable items	**1,074,612**	1,077,351	1,002,661	754,405	637,722
Reimbursable items	**377,713**	352,738	313,141	230,389	225,165
Total expenses	**1,452,325**	1,430,089	1,315,802	984,794	862,887
Operating income	**353,511**	357,082	287,129	202,214	190,579
Nonoperating income	**24,180**	14,772	4,798	2,077	3,790
Income before income taxes, minority interest and equity in income of equity investments	**377,691**	371,854	291,927	204,291	194,369
Income taxes	**143,668**	126,182	103,286	77,210	70,868
Income before minority interest and equity in income of equity investments	**234,023**	245,672	188,641	127,081	123,501
Minority interests in subsidiaries' net income	**(1,976)**	(752)	(256)	(259)	(338)
Equity in income of equity investments	**5,396**	4,243	6,135	23,736	17,810
Net income	**$ 237,443**	249,163	194,520	150,558	140,973
Basic earnings per share (EPS)	**$ 1.21**	1.27	0.99	0.76	0.72
Diluted EPS	**$ 1.20**	1.26	0.99	0.76	0.71
Cash dividends declared per share	**$ 3.31**	0.27	0.22	0.14	0.08
Weighted average common shares outstanding	**196,759**	196,744	197,145	196,847	196,830
Weighted average common and common equivalent shares outstanding	**197,165**	197,077	197,345	197,236	197,438

	At December 31,				
(in thousands)	**2007**	2006	2005	2004	2003
Balance Sheet Data:					
Total assets	**$1,479,020**	1,634,241	1,410,897	1,281,943	1,001,236
Working capital	**312,783**	448,929	235,277	176,291	126,267
Obligations under long-term debt and capital leases, excluding current portion	**256,593**	3,625	3,555	4,508	29,748
Shareholders' equity	**844,473**	1,217,360	1,012,772	864,612	732,534

Financial Overview

Total System Services, Inc.'s (TSYS' or the Company's) revenues are derived from providing electronic payment processing and related services to financial and nonfinancial institutions, generally under long-term processing contracts. TSYS' services are provided primarily through the Company's cardholder systems, TS2 and TS1, to financial institutions and other organizations throughout the United States and internationally. The Company currently offers merchant acquiring services to financial institutions and other organizations mainly through its majority owned subsidiary, GP Network Corporation (GP Net), and its wholly owned subsidiary, TSYS Acquiring Solutions, L.L.C. (TSYS Acquiring).

Due to the somewhat seasonal nature of the credit card industry, TSYS' revenues and results of operations have generally increased in the fourth quarter of each year because of increased transaction and authorization volumes during the traditional holiday shopping season. Furthermore, growth or declines in card portfolios of existing clients, the conversion of cardholder accounts of new clients to the Company's processing platforms and the loss of cardholder accounts impact the results of operations from period to period. Another factor which may affect TSYS' revenues and results of operations from time to time is consolidation in either the financial services or retail industries either through the sale by a client of its business, its card portfolio or a segment of its accounts to a party which processes cardholder accounts internally or uses another third-party processor. A change in the economic environment in the retail sector, or a change in the mix of payments between cash and cards could favorably or unfavorably impact TSYS' financial position, results of operations and cash flows in the future.

A significant amount of the Company's revenues is derived from long-term contracts with large clients, including certain major customers. Processing contracts with large clients, representing a significant portion of the Company's total revenues, generally provide for discounts on certain services based on the size and activity of clients' portfolios. Therefore, electronic payment processing revenues and the related margins are influenced by the client mix relative to the size of client card portfolios, as well as the number and activity of individual cardholder accounts processed for each client. Consolidation among financial institutions has resulted in an increasingly concentrated client base, which results in a change in client mix toward larger clients. With the deconversion of certain account portfolios in 2006 and 2007, TSYS expects its client mix to be less dependent upon large clients.

With the purchase of TSYS Card Tech, Ltd. (TSYS Card Tech) in July 2006, the Company began offering server-based software license arrangements, consulting and implementation services and maintenance agreements, as well as processing services, for comprehensive TSYS electronic payment processing and merchant acquiring capabilities worldwide. New software license revenue is generally recognized together with the associated services based on contract accounting using either the percentage-of completion or completed-contract method, provided that vendor specific objective evidence (VSOE) exists with respect to any undelivered element, which is generally the maintenance agreement. Maintenance and processing revenues are recognized ratably over the terms of their respective contracts. Revenue from third party software and hardware sales is recognized when all revenue recognition criteria have been met.

Based upon available market data that includes cards processed in-house, the Company believes that in 2007 it held a 42% share of the domestic consumer credit card processing market; an 87% share of the Visa and MasterCard domestic commercial card processing market; and a 10% share of the domestic retail card processing market. The Company believes TSYS Acquiring remains the second-largest processor of merchant accounts and processes transactions for approximately 20% market share of all bankcard accepting merchant locations in the United States. The Company expects a decrease in domestic consumer market share in 2008. This will be the result of a large customer moving from an outsourcing to a licensing model in 2007.

The Company provides services to its clients including processing consumer, retail, commercial, government services, stored value and debit cards. Below is a general description of each type of account:

Account type	Description
Consumer	Visa and MasterCard credit cards; American Express cards
Retail	Private label
Commercial	Purchasing cards, corporate cards and fleet cards for employees; US General Services Administration purchasing and travel cards for government employees; American Express cards
Government services	Student loan processing accounts
Stored value	Prepaid cards, including loyalty incentive cards, health care cards, flexible spending cards and gift cards
Debit	On-line (PIN-based) and off-line (signature-based) accounts

The tables on page 29 summarize TSYS' accounts on file (AOF) information as of December 31, 2007, 2006 and 2005, respectively.

A summary of the financial highlights for the years ended December 31, 2007, 2006 and 2005, respectively, is provided below:

	Years Ended December 31,			Percent Change	
(in millions, except per share data and employees)	**2007**	2006	2005	**2007 vs. 2006**	2006 vs. 2005
Revenues before reimbursables	**$1,428.1**	1,434.4	1,289.8	**(0.4)%**	11.2%
Total revenues	**1,805.8**	1,787.2	1,602.9	**1.0**	11.5
Operating income	**353.5**	357.1	287.1	**(1.0)**	24.4
Net income	**237.4**	249.2	194.5	**(4.7)**	28.1
Basic EPS	**1.21**	1.27	0.99	**(4.7)**	28.3
Diluted EPS	**1.20**	1.26	0.99	**(4.8)**	28.3
Cash flows from operating activities	**334.9**	385.8	240.6	**(13.2)**	60.3
Other:					
AOF	**375.5**	416.4	437.9	**(9.8)**	(4.9)
Average full-time equivalent employees (FTE)	**6,799**	6,642	6,317	**2.4**	5.1

Significant highlights for 2007 include:

Corporate

- Agreed to pay a one-time aggregate cash dividend of $600 million to all TSYS shareholders prior to the spin-off transaction from Synovus Financial Corp. (Synovus) in accordance with the agreement and plan of distribution.
- Successfully completed its spin-off from Synovus on December 31, 2007 and is now a fully independent, publicly-traded company.
- Included in the S&P 500 Index upon being spun-off from Synovus effective January 1, 2008.
- Standard & Poor's Rating Service assigned a 'BBB' investment grade corporate credit rating to TSYS with a stable outlook.
- Entered into a credit agreement with Bank of America N.A., Royal Bank of Scotland plc, and other lenders which provides for a $252 million five year unsecured revolving credit facility and a $168 million unsecured term loan.

Domestic

- Signed an issuer processor agreement with Discover Financial Services (Discover). Under the terms of the agreement, the Company will begin processing prepaid and credit card transactions on the Discover Network, a business unit of Discover. The agreement broadens TSYS' access to each of the four payment processing platforms: American Express, MasterCard, Visa, and now Discover.
- Selected by Commerce Bancorp, Inc. (Commerce) in New Jersey to manage its entire collections and recovery inventory using the TSYS Collections and Recovery System. This allows Commerce to more effectively work all of its delinquent and charged-off card and installment accounts, including automobile loans and mortgages.
- Completed the pilot program for the Wal-Mart MoneyCard, issued by GE and reloaded through Green Dot's national reloading network. The Visa-branded prepaid product was first piloted in November 2006 with the Company, and was available in 2,600 Wal-Mart stores at the end of July 2007.
- Discontinued the processing agreement with JP Morgan Chase & Co. (Chase) at the end of July 2007 according to the original schedule and Chase began processing in-house using a modified version of the Company's processing system.
- Completed the Capital One Financial Corporation (Capital One) conversion during the first quarter of 2007. TSYS is providing processing services for Capital One's North American portfolio of consumer and small business credit card accounts.

International

- Signed a long-term agreement in the United Kingdom (UK) with Nationwide, the world's largest Building Society, to process Nationwide's credit card account portfolio and to build, operate and manage a new customer care center for member support services. Based on the scope of services, we believe that Nationwide will rank among the Company's largest clients. Servicing of Nationwide's more than 1 million credit card Visa accounts and operation of a customer care center for Nationwide is planned for the first quarter of 2008.
- Signed an agreement with Tinkoff. Credit Systems (Tinkoff.), a Moscow-based consumer lending bank, to supply its card management and authorization system. Tinkoff. plans to become the first credit card monoliner in Russia and will focus exclusively on issuing credit cards.
- Launched a new money transfer card with Lloyds TSB in the UK. The new Silver account from Lloyds TSB includes an innovative money transfer prepaid product, aimed particularly at the growing number of newly arrived immigrants living and working in the UK.

- Announced with The Gift Voucher Shop (GVS) the successful launch of GVS' One4all retail gift card campaign in hundreds of post offices in Ireland and on the GVS web site.

- Introduced Chip and PIN Secure Payments in Cyprus with the introduction of EMV cards through partnerships with three Cyprus-based banks, Marfin Popular Bank (formerly Laiki Bank, Cyprus), Hellenic Bank and Universal Bank. The Commercial Bank of Qatar also issued its first EMV card program utilizing the Company's card-management solution, PRIME.

- Launched the Rewards card pilot program in the UK with Norwich Union (NU).

- Announced that China UnionPay Data Services Co., Ltd. (CUP Data), the Company's joint venture with China UnionPay Co., Ltd., has recently begun providing processing services for Huaxia Bank Co., Ltd, one of China's largest nationwide banks. CUP Data now provides processing services for three of the four largest issuing banks in China that use outsourced services to support their payment programs.

- Announced that CUP Data successfully completed a bankcard conversion of over one million accounts for Shanghai Pudong Development Bank, one of the largest joint-stock commercial banks in China.

- Signed a contract extension with Spira de México, S.A. de C.V. (Spira), to continue processing its consumer-credit portfolio. Under terms of the agreement, the Company will continue to provide risk management, portfolio management and reporting tools to Spira.

- Announced that the Company's PRIME card- and merchant-management system was chosen by Norway's largest financial-services group, DnB NOR Bank ASA, to manage the fast-growing cards portfolio of its market-leading credit-card operator, DnB NOR Kort. DnB NOR Kort has plans to further expand its service solutions for DnB NOR Kort customers.

Merchant Acquiring

- Renewed merchant-processing service agreements with Merchant Management Systems, Moneris Solutions and Sage Payment Solutions covering its U.S. portfolio.

- Signed agreements to provide merchant-processing services for Veracity Payment Solutions, Clearent, National Processing Company (formerly Iron Triangle Payment Systems), mPay Gateway and The Bancorp Bank.

Industry

- A number of companies in the electronic payment processing and merchant acquiring services industries announced transactions pursuant to which they were being acquired, being spun from their current owner to the public or filing initial public offering statements in anticipation of becoming a publicly traded entity.

Financial Review

This Financial Review provides a discussion of critical accounting policies and estimates, related party transactions and off-balance sheet arrangements. This Financial Review also discusses the results of operations, financial position, liquidity and capital resources of TSYS and outlines the factors that have affected its recent earnings, as well as those factors that may affect its future earnings. The accompanying Consolidated Financial Statements and related Notes and Selected Financial Data are an integral part of this Financial Review and should be read in conjunction with it.

Critical Accounting Policies and Estimates

TSYS' financial position, results of operations and cash flows are impacted by the accounting policies the Company has adopted. In order to gain a full understanding of the Company's financial statements, one must have a clear understanding of the accounting policies employed.

Refer to Note 1 in the consolidated financial statements for more information on the Company's basis of presentation and a summary of significant accounting policies.

Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations are listed in the Company's forward-looking statements on pages 42 and 43. Negative developments in these or other risk factors could have a material adverse effect on the Company's financial position, results of operations and cash flows.

Management believes that the following accounting policies are the most critical to fully understand and evaluate the Company's results. Within each critical policy, the Company makes estimates that require management's subjective or complex judgments about the effects of matters that are inherently uncertain.

A summary of the Company's critical accounting estimates applicable to all three reportable operating segments follows:

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
ACCOUNTS RECEIVABLE		
The Company estimates the allowances for doubtful accounts.	When estimating the allowances for doubtful accounts, the Company takes into consideration such factors as its day-to-day knowledge of the financial position of specific clients, the industry and size of its clients, the overall composition of its accounts receivable aging, prior experience with specific customers of accounts receivable write-offs and prior history of allowances in proportion to the overall receivable balance. This analysis includes an ongoing and continuous communication with its largest clients and those clients with past due balances. A financial decline of any one of the Company's large clients could have a material adverse effect on collectibility of receivables and thus the adequacy of the allowance for doubtful accounts.	If the actual collectibility of clients' accounts is not consistent with the Company's estimates, bad debt expense, which is recorded in other operating expenses, may be materially different than was initially recorded. The Company's experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.
The Company estimates allowances for billing adjustments for potential billing discrepancies.	When estimating the allowance for billing adjustments, the Company considers its overall history of billing adjustments, as well as its history with specific clients and known disputes.	If the actual adjustments to client's billing is not consistent with the Company's estimates, billing adjustments, which is recorded as a reduction of revenues in the Company's consolidated statements of income, may be materially different than was initially recorded. The Company's experience and extensive data accumulated historically has indicated that these estimates have proven reliable over time.
REVENUE RECOGNITION		
The Company estimates revenue for service billings not yet invoiced.	Since TSYS invoices clients for processing services monthly in arrears, the Company estimates revenues for one month of service billings not yet invoiced.	If actual client revenue billing is not consistent with the Company's estimates, processing revenues may be materially different than was initially recorded. The Company's experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
ASSET IMPAIRMENT		
Analysis of potential asset impairment involves various estimates and assumptions:		
Contract Acquisition Costs		
In evaluating for recoverability, expected undiscounted net operating cash flows are estimated by management.	The Company evaluates the carrying value of contract acquisition costs associated with each customer for impairment on the basis of whether these costs are fully recoverable from expected undiscounted net operating cash flows of the related contract. The determination of expected undiscounted net operating cash flows requires management to make estimates. These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed or diminished prospects for current clients.	If the actual cash flows are not consistent with the Company's estimates, a material impairment charge may result and net income may be materially different than was initially recorded. Note 7 in the consolidated financial statements contains a discussion of contract acquisition costs. The net carrying value of contract acquisition costs on the Company's Consolidated Balance Sheets as of December 31, 2007 was $151.6 million.
Software Development Costs		
In evaluating for recoverability, expected undiscounted net operating cash flows are estimated by management.	The Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product which is determined by expected undiscounted net operating cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made.	If the actual cash flows are not consistent with the Company's estimates, a material write-off may result and net income may be materially different than was initially recorded. Note 6 in the consolidated financial statements contains a discussion of internally developed software costs. The net carrying value of internally developed software on the Company's Consolidated Balance Sheets as of December 31, 2007 was $67.9 million.

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
Goodwill		
In evaluating for impairment, discounted net cash flows for future periods are estimated by management.	Under Statement of Financial Accounting Standards No. 142, "*Goodwill and Other Intangibles Assets,*" goodwill is required to be tested for impairment annually. The combination of the income approach utilizing the discounted cash flow (DCF) method and the market approach, utilizing readily available market valuation multiples, is used to estimate the fair value. Under the DCF method, the fair value of the asset reflects the present value of the projected earnings that will be generated by each asset after taking into account the revenues and expenses associated with the asset, the relative risk that the cash flows will occur, the contribution of other assets, and an appropriate discount rate to reflect the value of invested capital. Cash flows are estimated for future periods based on historical data and projections provided by management.	If the actual cash flows are not consistent with the Company's estimates, a material impairment charge may result and net income may be materially different than was initially recorded. Note 8 in the consolidated financial statements contains a discussion of goodwill. The net carrying value of goodwill on the Company's Consolidated Balance Sheets as of December 31, 2007 was $142.5 million.
Long-lived Assets and Intangibles		
In evaluating for recoverability, expected undiscounted net operating cash flows are estimated by management.	The Company reviews long-lived assets, such as property and equipment and intangibles subject to amortization, including contract acquisition costs and certain computer software, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.	If the actual cash flows are not consistent with the Company's estimates, a material impairment charge may result and net income may be materially different than was initially recorded.

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
TRANSACTION PROCESSING PROVISIONS		
The Company records estimates to accrue for contract contingencies (performance penalties) and processing errors.	A significant number of the Company's contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When providing these accruals, the Company takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in the Company's contracts, progress towards milestones and known processing errors not covered by insurance.	If the actual performance penalties incurred are not consistent with the Company's estimates, performance penalties and processing errors, which is recorded in other operating expenses, may be materially different than was initially recorded. The Company's experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.
INCOME TAXES		
In calculating its effective tax rate, the Company makes decisions regarding certain tax positions, including the timing and amount of deductions and allocations of income among various tax jurisdictions. The Company makes estimates as to the amount of deferred tax assets and liabilities and records valuation allowances to reduce its deferred tax assets to reflect the amount that is more likely than not to be realized.	The Company has various tax filing positions, including the timing and amount of deductions and credits, the establishment of reserves for audit matters and the allocation of income among various tax jurisdictions. The Company considers projected future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance.	Actual results may differ from the Company's estimates. If the Company realizes a deferred tax asset or the Company was unable to realize a net deferred tax asset, an adjustment to the deferred tax asset would increase or decrease earnings, respectively, in the period the difference is recognized.

Related Party Transactions

On October 25, 2007, the Company announced that it had entered into an agreement and plan of distribution with Synovus, under which Synovus planned to distribute all of its shares of TSYS common stock in a spin-off to Synovus shareholders. On December 31, 2007, Synovus completed the spin-off to its shareholders of the shares of TSYS and TSYS became a fully independent company, allowing for broader diversification of the Company's shareholder base, more liquidity of the Company's shares and additional investment in strategic growth opportunities and potential acquisitions.

Refer to Notes 11, 14 and 23 in the consolidated financial statements for further information on spin-related items.

During 2007, the Company provided electronic payment processing and other services to Synovus and its affiliates, and to the Company's equity investments, Total System Services de México, S.A. de C.V. (TSYS de México) and CUP Data. On March 1, 2005, the Company acquired the remaining 50% interest in TSYS Acquiring. Refer to Note 22 in the consolidated financial statements for more information on the acquisition of TSYS Acquiring. Prior to acquiring control, the Company had an equity investment in TSYS Acquiring with Visa U.S.A. (Visa) and used the equity method of accounting to record its 50% ownership in the equity investment. In the ordinary course of business, TSYS, which owns the merchant back-end processing software used by TSYS Acquiring, provides processing services to TSYS Acquiring.

The foregoing related party services are performed under contracts that are similar to its contracts with unrelated third party customers. The Company believes the terms and conditions of transactions between the Company and these related parties are comparable to those which could have been obtained in transactions with unaffiliated parties. The Company's margins with respect to related party transactions are comparable to margins recognized in transactions with unrelated third parties. The amounts related to these transactions are disclosed on the face of TSYS' consolidated financial statements. No significant changes have been made to the method of establishing terms with the affiliated companies during the periods presented. Refer to Note 2 in the consolidated financial statements for more information on transactions with affiliated companies.

Line of Credit

On June 30, 2003, TSYS obtained a $45.0 million long-term line of credit from a banking affiliate of Synovus. The line was an automatic draw-down facility. The interest rate for the line of credit was the London Interbank Offered Rate (LIBOR) plus 150 basis points. In addition, there was a charge of 15 basis points on any funds unused. The line of credit was unsecured debt and included covenants requiring the Company to maintain certain minimum financial ratios. The Company used the facility occasionally, borrowing and repaying approximately $48.1 million during 2005. The line of credit expired on June 30, 2006.

In addition, TSYS maintains an unsecured credit agreement with Columbus Bank and Trust Company (CB&T), a subsidiary of Synovus. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2007 or 2006.

Balance Sheets

CB&T and another company for years have jointly owned and operated corporate aircraft for their internal use. CB&T owned an 80% interest in the enterprise. The arrangement allowed each entity access to the aircraft and each entity would pay for its usage of the aircraft. Each quarter, the net operating results of the enterprise would be shared among CB&T and the other company based on its respective ownership percentage. As a majority owned subsidiary of CB&T, TSYS had full access to the aircraft and hangar.

Prior to the completion of the spin-off, TSYS acquired a 45% ownership interest in the business enterprise for approximately $12.1 million, of which $9.7 million was paid to CB&T. TSYS will use the equity method of accounting for the enterprise.

TSYS maintains deposit accounts with CB&T and other Synovus affiliates, the majority of which earn market rates of interest. Included in cash and cash equivalents are deposit balances with Synovus affiliates of $136.4 million and $241.0 million at December 31, 2007 and 2006, respectively.

The Company maintains restricted cash balances on deposit with CB&T and other Synovus affiliates. The restricted cash balances relate to cash collected on behalf of clients which are held in escrow. At December 31, 2007 and 2006, the Company had restricted cash balances of $8.2 million and $5.0 million, respectively, on deposit with Synovus affiliates.

At December 31, 2007 and 2006, TSYS had dividends payable of $11.2 million associated with related parties.

Through its related party transactions, TSYS generates accounts receivable and liability accounts with Synovus, CB&T and other Synovus affiliates, TSYS de México and CUP Data. At December 31, 2007 and 2006, the Company had accounts receivable balances of $331,000 and $34,000, respectively, associated with related parties. At December 31, 2007 and 2006, the Company had accounts payable balances of $281,000 and $95,000, respectively, associated with related parties. At December 31, 2007 and 2006, the Company had an accrued current liability to related parties of $59,000 and $47,000, respectively.

Statements of Income

The Company provides electronic payment processing services and other services for Synovus, CB&T and other Synovus affiliates, as well as the Company's equity method investments, TSYS de México and CUP Data.

The table below summarizes revenues derived from affiliated companies for the years ended December 31, 2007, 2006 and 2005. Refer to Note 2 in the consolidated financial statements for more information on transactions with affiliated companies.

(in thousands)	**2007**	2006	2005
Electronic payment processing services	**$5,558**	5,088	4,998
Merchant acquiring services	**—**	—	2,378
Other services	**9,016**	7,765	7,024
Reimbursable items	**2,455**	1,839	3,005

During 2007, the Company and Synovus and its affiliates were parties to various agreements to provide certain services between one another. The table below summarizes expenses associated with affiliated companies for the years ended December 31, 2007, 2006 and 2005 by expense category. Refer to Note 2 in the consolidated financial statements for more information on transactions with affiliated companies.

(in thousands)	**2007**	2006	2005
Salaries and other personnel expense	**$ 1,138**	1,070	588
Net occupancy and equipment expense	**(1,085)**	(1,000)	(882)
Other operating expenses	**9,492**	9,570	8,433

Nonoperating Income

The following table details the amount of interest the Company earned from related parties and the amount of interest expense the Company paid to related parties for the years ended December 31, 2007, 2006 and 2005.

(in thousands)	**2007**	2006	2005
Interest income from Synovus affiliate banks	**$16,456**	7,540	2,828
Interest expense paid to Synovus affiliate banks	**—**	—	37

Cash Flow

TSYS paid cash dividends to CB&T in the amount of approximately $528.4 million, $41.5 million and $31.9 million in 2007, 2006 and 2005, respectively. TSYS received cash dividends from its equity method equity investments of approximately $3.0 million, $2.4 million and $1.7 million in 2007, 2006 and 2005, respectively.

Stock Options

Prior to the spin-off, certain officers of TSYS and other TSYS employees participated in the Synovus Incentive Plans. Nonqualified options to acquire Synovus common stock were granted in 2007, 2006 and 2005 as follows:

(in thousands, except per share data)	**2007**	2006	2005
Number of shares under options	**103**	305	697
Weighted average exercise price	**$31.93**	27.67	28.71

These stock options were granted with an exercise price equal to the fair market value of Synovus common stock at the date of grant. The options vest over two to three years and expire eight to ten years from date of grant.

Prior to the spin-off, Synovus had granted stock options to key TSYS employees through its various stock option plans under which the Compensation Committee of the Synovus Board of Directors had the authority to grant stock options, stock appreciation rights, restricted stock and performance awards. As a result of the spin-off, outstanding Synovus stock options granted to TSYS employees were converted to TSYS options on December 31, 2007. Refer to Note 14 in the consolidated financial statements for more information on stock options.

Post Spin-off

The Company continues to provide electronic payment processing and other services to Synovus subsequent to the spin-off. Beginning January 1, 2008, the Company's transactions with Synovus and its affiliates will no longer be considered related party transactions.

Off-Balance Sheet Arrangements

OPERATING LEASES: As a method of funding its operations, TSYS employs noncancelable operating leases for computer equipment, software and facilities. These leases allow the Company to provide the latest technology while avoiding the risk of ownership. Neither the assets nor obligations related to these leases are included on the balance sheet. Refer to Note 17 in the consolidated financial statements for further information on operating lease commitments.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 160 (SFAS No. 160), *"Noncontrolling Interests in Consolidated Financial Statements."* SFAS No. 160 will require noncontrolling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. SFAS No. 160 applies to the accounting for noncontrolling interests and transactions with noncontrolling interest holders in consolidated financial statements. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date except that comparative information must be recast to classify noncontrolling interests in equity, attribute net income and other comprehensive income to noncontrolling interests, and to provide other disclosures. SFAS No. 160 is effective for periods beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS No. 160 on its financial position, results of operations and cash flows, but has yet to complete its assessment.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R (SFAS No. 141R), *"Business Combinations."* SFAS No. 141R requires most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at "full fair value." SFAS No. 141R applies to all business combinations, including combinations among mutual entities and combinations by contract alone. SFAS No. 141R is effective for periods beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS No. 141R on its financial position, results of operations and cash flows, but has yet to complete its assessment.

In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-11 (EITF 06-11), *"Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards."* This guidance requires that the tax benefit received on dividends associated with share-based awards that are charged to retained earnings should be recorded in additional paid-in capital and included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards. EITF 06-11 is effective for the tax benefits of dividends declared in fiscal years beginning after December 15, 2007. The Company does not expect the impact of adopting EITF 06-11 on its financial position, results of operations and cash flows to be material.

In March 2007, the EITF reached a consensus on EITF Issue No. 06-10 (EITF 06-10), *"Accounting for Collateral Split-Dollar Life Insurance Arrangements."* This guidance requires that for an endorsement split-dollar life insurance arrangement (in which a company owns and controls the insurance policy), an employer should recognize a liability for future benefits in accordance with either Statement of Financial Accounting Standards No. 106 (SFAS No. 106), *"Employers' Accounting for Postretirement Benefits Other Than Pensions"* or Accounting Principles Board Opinion No. 12 (APB 12), *"Omnibus Opinion — 1967"* if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive arrangement with the employee. Entities should recognize the effects of applying the consensus in this guidance as a change in accounting principle through a cumulative-effect adjustment to retained earnings and other components of equity or net assets in the statement of financial position. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. The Company does not expect the impact of adopting EITF 06-10 on its financial position, results of operations and cash flows to be material.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS No. 159), *"The Fair Value Option for Financial Assets and Financial Liabilities."* SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the impact of adopting SFAS No. 159 on its financial position, results of operations and cash flows to be material.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), *"Fair Value Measurements."* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal periods beginning after November 15, 2007. The Company does not expect the impact of adopting SFAS No. 157 on its financial position, results of operations and cash flows to be material.

In September 2006, the EITF reached a consensus on EITF Issue No. 06-4 (EITF 06-4), *"Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements."* EITF 06-4 requires an employer to recognize a liability for future benefits based on the substantive agreement with the employee. EITF 06-4 requires a company to use the guidance prescribed in SFAS No. 106, and APB 12 when entering into an endorsement split-dollar life insurance agreement and recognizing the liability. EITF 06-4 is effective for fiscal periods beginning after December 15, 2007. The Company does not expect the impact of adopting EITF 06-4 on its financial position, results of operations and cash flows to be material.

The following table sets forth certain revenue and expense items as a percentage of total revenues and the percentage increase or decrease in those items from the table of Selected Financial Data presented on page 15:

	Percentage of Total Revenues				
	Years Ended December 31,			Percentage Change in Dollar Amounts	
	2007	2006	2005	**2007 vs. 2006**	2006 vs. 2005
Revenues:					
Electronic payment processing services	**52.9%**	55.3	54.3	**(3.4)%**	13.7%
Merchant acquiring services	**14.1**	14.6	14.8	**(2.4)**	9.6
Other services	**12.1**	10.4	11.4	**17.8**	1.4
Revenues before reimbursable items	**79.1**	80.3	80.5	**(0.4)**	11.2
Reimbursable items	**20.9**	19.7	19.5	**7.1**	12.6
Total revenues	**100.0**	100.0	100.0	**1.0**	11.5
Expenses:					
Salaries and other personnel expense	**31.9**	29.2	28.8	**10.4**	13.1
Net occupancy and equipment expense	**15.1**	18.3	18.9	**(16.5)**	8.1
Spin related expenses	**0.8**	—	—	**nm**	—
Other operating expenses	**11.7**	12.8	14.9	**(7.3)**	(4.3)
Expenses before reimbursable items	**59.5**	60.3	62.6	**(0.3)**	7.4
Reimbursable items	**20.9**	19.7	19.5	**7.1**	12.6
Total expenses	**80.4**	80.0	82.1	**1.6**	8.7
Operating income	**19.6**	20.0	17.9	**(1.0)**	24.4
Nonoperating income	**1.3**	0.8	0.3	**63.7**	nm
Income before income taxes, minority interest and equity in income of equity investments	**20.9**	20.8	18.2	**1.6**	27.4
Income taxes	**8.0**	7.1	6.5	**13.9**	22.2
Income before minority interest and equity in income of equity investments	**12.9**	13.7	11.7	**(4.7)**	30.2
Minority interests in consolidated subsidiaries' net income	**(0.1)**	(0.0)	(0.0)	**nm**	nm
Equity in income of equity investments	**0.3**	0.2	0.4	**27.2**	(30.8)
Net income	**13.1%**	13.9	12.1	**(4.7)**	28.1

nm = not meaningful

Results of Operations

Revenues

Total revenues increased 1.0%, or $18.7 million, for the year ended December 31, 2007, compared to the year ended December 31, 2006, which increased 11.5%, or $184.2 million, compared to the year ended December 31, 2005. The increases in revenues for 2007 and 2006 include an increase of $17.8 million and an increase of $2.1 million, respectively, related to the effects of currency translation of the Company's foreign-based subsidiaries and branches. Excluding reimbursable items, revenues decreased 0.4%, or $6.3 million, for the year ended December 31, 2007, compared to the year ended December 31, 2006, which increased 11.2%, or $144.6 million, compared to the year ended December 31, 2005. The Company expanded its product and service offerings through acquisitions in 2006 and 2005. The impact of those acquisitions on consolidated total revenues for each of the years presented was $329.0 million in 2007, $295.0 million in 2006 and $257.9 million in 2005.

International Revenue

TSYS provides services to its clients worldwide and plans to continue to expand its service offerings internationally in the future. TSYS' international revenues are generated by TSYS and its consolidated entities. With the acquisition of TSYS Card Tech in 2006, TSYS has extended its geographic reach into Asia Pacific, Europe, the Middle East and Africa, and as such, has increased its international revenues. Total revenues from clients domiciled outside the United States for the years ended December 31, 2007, 2006 and 2005, respectively, are summarized below:

				Percent Change	
(in millions)	**2007**	2006	2005	**2007 vs. 2006**	2006 vs. 2005
Europe	**$211.8**	158.8	132.6	**33.4%**	19.9%
Canada	**126.8**	102.0	89.9	**24.2**	13.5
Japan	**24.5**	18.6	15.6	**31.9**	19.0
Mexico	**14.0**	12.3	7.6	**14.3**	60.8
Other	**28.5**	13.4	3.1	**113.3**	nm
Totals	**$405.6**	305.1	248.8	**33.0**	22.7

nm = not meaningful

The Company has two equity investments located in Mexico and China that are accounted for under the equity method of accounting. TSYS does not include the revenues of its equity investments in consolidated revenues.

Refer to Note 22 in the consolidated financial statements for further information on the acquisition of TSYS Card Tech.

International revenues for the years ended December 31, 2007 and 2006 include revenues of approximately $33.8 million and $13.1 million, respectively, associated with TSYS Card Tech for several countries and regions, including Europe, Japan and Other.

Total revenues from clients based in Europe was $211.8 million for 2007, a 33.4% increase over the $158.8 million in 2006, which was a 19.9% increase over the $132.6 million in 2005. The growth in revenues in 2007 and in 2006 from clients based in Europe was the result of the growth of existing clients, the conversion of new accounts, the effect of currency translation and the increased use of value added products and services by clients in Europe.

TSYS expects to continue to grow its international revenues in the future through acquisitions, business expansion, new client signings and internal growth. TSYS may also grow as European financial institutions phase-in the Single Euro Payments Area (SEPA) requirements.

The purpose of SEPA is to treat all Euro payments in the Euro area as domestic payments and move the Euro area towards a more integrated payments market. The European Payments Council's plan for implementation of SEPA is structured in three phases: a design phase, an implementation phase and a migration phase. SEPA went live on January 28, 2008. The migration phase, which is scheduled to be completed by the end of 2010, is a period in which the European national payment schemes will coexist with the new SEPA schemes in order to allow a gradual market-driven migration to SEPA. As the deadlines approach, more European financial institutions may look to outsource their payment processing functions to third-party providers, such as TSYS.

The Company has also seen some growth in international revenues as a result of providing products and services to implement the EMV standard for secure payments. EMV is a standard for interoperation of IC cards (chip cards) and IC capable POS terminals, for authenticating credit and debit card payments. The name EMV is derived from the initial letters of Europay, MasterCard and Visa, the three companies which originally cooperated to develop the standard. JCB (formerly Japan Credit Bureau) joined the organization in December 2004. IC card systems based on EMV are being phased in across the world, under names such as "IC Credit" and "Chip and PIN".

The purpose and goal of the EMV standard is to specify interoperation between EMV compliant IC cards and EMV compliant credit card payment terminals throughout the world. There are two major benefits to moving to smart card based credit card payment systems: improved security (with associated fraud reduction), and the possibility for finer control of "offline" credit card transaction approvals. EMV financial transactions are more secure against fraud than traditional credit card payments which use the data encoded in a magnetic stripe on the back of the card. Although not the only possible method, the majority of implementations of EMV cards and terminals confirm the identity of the cardholder by requiring the entry of a PIN (Personal Identification Number) rather than signing a paper receipt.

Value Added Products and Services

The Company's revenues are impacted by the use of optional value added products and services of TSYS' processing systems. Value added products and services are optional features to which each client can choose to subscribe in order to potentially increase the financial performance of its portfolio. Value added products and services include: risk management tools and techniques, such as credit evaluation, fraud detection and prevention, and behavior analysis tools; and revenue enhancement tools and customer retention programs, such as loyalty programs and bonus rewards. These revenues can increase or decrease from period to period as clients subscribe to or cancel these services. Value added products and services are included primarily in electronic payment processing services revenue.

For the years ended December 31, 2007, 2006 and 2005, value added products and services represented 12.8%, 12.4% and 12.6%, respectively, of total revenues. Revenues from these products and services, which include some reimbursable items paid to third-party vendors, increased 4.5%, or $10.0 million, for 2007 compared to 2006, and increased 9.8%, or $19.7 million, for 2006 compared to 2005.

The majority of the $10.0 million increase in 2007 in value added products and services relates to the suite of tools the Company offers related to fraud detection. TSYS offers a suite of detection, prevention and management tools to more effectively manage portfolio risk and protect against fraud. These tools evaluate authorizations, payments, non-authorized transactions and account maintenance for fraud risk and help identify potential fraud patterns. For the year ended December 31, 2007, fraud detection represents approximately 42.3% of the total value added products and services offered by the Company, as compared to 39.2% for 2006.

Major Customers

A significant amount of the Company's revenues is derived from long-term contracts with large clients, including its major customers. TSYS derives revenues from providing various processing and other services to these clients, including processing of consumer and commercial accounts, as well as revenues for reimbursable items. The loss of any one of the Company's major customers could have a material adverse effect on the Company's financial position, results of operations and cash flows.

In August 2005, TSYS finalized a five year definitive agreement with Capital One to provide processing services for its North American portfolio of consumer and small business credit card accounts. In October 2006, TSYS converted the vast majority of the Capital One portfolio onto its TS2 platform. TSYS completed the Capital One conversion in March 2007. TSYS expects to maintain the card processing functions of Capital One for at least five years. After a minimum of three years of processing with TSYS, the agreement provides Capital One the opportunity to license TS2 under a long-term payment structure.

On January 25, 2005, the Company announced that it had extended its agreement with Bank of America for an additional five years through 2014. Additionally, on October 6, 2005, TSYS Acquiring announced the renewal of its agreement to provide merchant acquiring services to Bank of America.

On June 30, 2005, Bank of America announced its planned acquisition of MBNA. In December 2005, TSYS received official notification from Bank of America of its intent, pending its acquisition of MBNA, to shift the processing of its consumer card portfolio in house in October 2006. On January 1, 2006, Bank of America's acquisition of MBNA was completed and in October 2006 TSYS deconverted the Bank of America consumer card portfolio. TSYS continues to provide commercial and small business card processing for Bank of America and MBNA, as well as merchant processing for Bank of America, according to the terms of the existing agreements for those services.

TSYS' processing agreement with Bank of America provided that Bank of America could terminate its agreement with TSYS for consumer credit card services upon the payment of a termination fee, the amount of which was dependent upon several factors. This fee of approximately $68.9 million was received in October 2006 in conjunction with the Bank of America consumer card portfolio deconversion. In anticipation of the deconversion, TSYS accelerated the amortization of approximately $6 million in contract acquisition costs (comprised of $4 million of amortization related to payments for processing rights, which was recorded as a reduction of revenues, and $2 million of amortization expense related to conversion costs).

On October 13, 2004, TSYS finalized a definitive agreement with Chase to service the combined card portfolios of Chase Card Services and to upgrade its card-processing technology. Pursuant to the agreement, TSYS converted the consumer accounts of Chase to a modified version of TS2 in July 2005. In July 2007, Chase had the option to either extend the processing agreement for up to five additional two-year periods or migrate the portfolio in-house, under a perpetual license of a modified version of TSYS' processing system with a six-year payment term. Chase discontinued its processing agreement at the end of July 2007 according to the original schedule and began processing in-house.

Although the revenues associated with the Chase licensing arrangement are expected to be much lower than the revenues associated with the Chase consumer processing arrangement, management believes the impact should not have a material adverse effect on TSYS' financial position, results of operations or cash flows, as TSYS has implemented a paring down of the resources dedicated to the consumer portfolio through employee attrition and/or redeployment, as well as through equipment lease expirations. TSYS expects to continue to support Chase in processing its commercial portfolio.

With the migration to a licensing arrangement and the resulting reduction in revenues, TSYS believes that the revenues from Chase for periods following the migration will represent less than 10% of TSYS' total consolidated revenues.

Refer to Note 20 in the consolidated financial statements for more information on major customers.

The Company works to maintain a large and diverse customer base across various industries. However, in addition to its major customers, the Company has other large clients representing a significant portion of its total revenues. The loss of any one of the Company's large clients could have a material adverse effect on the Company's financial position, results of operations and cash flows.

AOF Information *(in millions)*

				Percent Change	
	2007	2006	2005	**2007 vs. 2006**	2006 vs. 2005
At December 31,	**375.5**	416.4	437.9	**(9.8)%**	(4.9)%
YTD Average	**401.2**	415.6	401.1	**(3.5)**	3.6

AOF by Portfolio Type *(in millions)*

							Percent Change	
At December 31,	**2007**	**%**	2006	%	2005	%	**2007 vs. 2006**	2006 vs. 2005
Consumer	**201.5**	**53.7%**	262.7	63.0%	267.5	61.1%	**(23.3)%**	(1.8)%
Retail	**56.8**	**15.1**	55.3	13.3	87.0	19.9	**2.7**	(36.4)
Stored value	**49.2**	**13.1**	40.7	9.8	26.9	6.1	**20.8**	51.5
Commercial	**39.0**	**10.4**	32.1	7.7	30.1	6.9	**21.6**	6.5
Government services	**23.7**	**6.3**	21.2	5.1	18.8	4.3	**11.8**	12.7
Debit	**5.3**	**1.4**	4.4	1.1	7.6	1.7	**19.3**	(41.8)
Total	**375.5**	**100.0%**	416.4	100.0%	437.9	100.0%	**(9.8)**	(4.9)

AOF by Geographic Area *(in millions)*

							Percent Change	
At December 31,	**2007**	**%**	2006	%	2005	%	**2007 vs. 2006**	2006 vs. 2005
Domestic	**301.3**	**80.2%**	348.5	83.7%	381.8	87.2%	**(13.6)%**	(8.7)%
International	**74.2**	**19.8**	67.9	16.3	56.1	12.8	**9.3**	21.0
Total	**375.5**	**100.0%**	416.4	100.0%	437.9	100.0%	**(9.8)**	(4.9)

Activity in AOF *(in millions)*

	2006 to 2007	2005 to 2006	2004 to 2005
Beginning balance	**416.4**	437.9	357.6
Internal growth of existing clients	**40.3**	36.6	40.8
New clients	**24.2**	91.2	51.8
Purges/Sales	**(11.8)**	(16.4)	(9.6)
Deconversions	**(93.6)**	(132.9)	(2.7)
Ending balance	**375.5**	416.4	437.9

Electronic Payment Processing Services

Electronic payment processing services revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, cards embossed and mailed, and other processing services for cardholder accounts on file. Cardholder accounts on file include active and inactive consumer credit, retail, debit, stored value, government services and commercial card accounts. Due to the strong organic growth of TSYS clients and the expanding use of cards, as well as increases in the scope of services offered to clients, revenues relating to electronic payment processing services have continued to grow for all years except 2007.

Electronic payment processing services revenues decreased 3.4%, or $33.1 million, for the year ended December 31, 2007, compared to the year ended December 31, 2006, which increased 13.7%, or $119.3 million, compared to the year ended December 31, 2005. The impact of acquisitions on consolidated electronic payment processing services revenues for each of the years presented was $33.2 million in 2007 and $12.4 million in 2006.

TSYS deconverted the consumer portfolio of Bank of America in October 2006, and the Sears consumer MasterCard and private-label accounts in June 2006. The results for the year ended December 31, 2006 include processing revenues of approximately $242.3 million associated with deconverted portfolios, including Bank of America and Sears. The Company was able to partially offset these losses in revenues in 2007 with the conversion of new accounts and strong internal growth of existing clients.

The Company believes it will continue to expand its electronic payment processing services through the internal growth of existing clients and the conversion of new accounts, primarily internationally. TSYS believes it will benefit from the opportunities that will result from regulation requirements in the processing industry, such as the introduction of SEPA and the EMV standard. TSYS and all third party processors, payment gateways and other service providers, are also required to adhere to Payment Card Industry Data Security Standard (PCI DSS.)

PCI DSS applies to all systems and networks that store, process and/or transmit cardholder data, and is intended to help organizations proactively protect customer account data therefore reducing the risk and impact of data compromise. A company processing card payments must be PCI compliant or risk losing the ability to process credit card payments. As the cost of compliance increases, TSYS could benefit as in-house providers look to outsource processing of their portfolios.

Electronic Payment Processing Services Revenue


(in millions)
$682.9
$759.5
$869.8
$989.1
$955.9
2003
2004
2005
2006
2007

In July 2003, Sears and Citigroup announced an agreement for the sale by Sears to Citigroup of the Sears credit card and financial services businesses. The TSYS/Sears agreement granted to Sears the one-time right to market test TSYS' pricing and functionality after May 1, 2004, which right was exercised by Citigroup. In June 2005, TSYS announced that Citigroup would move the Sears consumer MasterCard and private-label accounts from TSYS in a deconversion that occurred in June 2006. TSYS expects to continue supporting commercial card accounts for Citibank, as well as Citibank's Banamex USA consumer accounts, according to the terms of the existing agreements for those portfolios.

In July 2006, TSYS acquired TSYS Card Tech, and related companies, increasing TSYS' card issuing and merchant acquiring capabilities and extending its geographic reach to Asia Pacific, Europe, the Middle East and Africa.

Refer to Note 22 in the consolidated financial statements for further information on the acquisition of TSYS Card Tech.

Merchant Acquiring Services

Merchant acquiring services revenues are derived from providing acquiring solutions, related systems and integrated support services to financial institutions and other merchant acquirers. Revenues from merchant acquiring services include processing all payment forms including credit, debit, prepaid, electronic benefit transfer and electronic check for merchants of all sizes across a wide array of retail market segments. Merchant acquiring services include authorization and capture of transactions; clearing and settlement of transactions; information reporting services related to transactions; merchant billing services; and point-of-sale equipment sales and service.

On March 1, 2005, TSYS acquired the remaining 50% of TSYS Acquiring, formerly operating as Vital Processing Services, L.L.C., from Visa. As a result of the acquisition of control of TSYS Acquiring, TSYS changed from the equity method of accounting for the investment in TSYS Acquiring and began consolidating TSYS Acquiring's balance sheet and results of operations. Refer to Note 22 in the consolidated financial statements for more information on the acquisition of TSYS Acquiring.

Revenues from merchant acquiring services are mainly generated by TSYS' wholly owned subsidiary, TSYS Acquiring, and majority owned subsidiary, GP Net. Merchant acquiring services revenues decreased 2.4%, or $6.2 million, for the year ended December 31, 2007, compared to the year ended December 31, 2006 which increased 9.6%, or $22.9 million, compared to the year ended December 31, 2005. The decrease in revenues for 2007 as compared to 2006 is attributable to client deconversions in the terminal distribution businesses and price compression. The losses were partially offset by the internal transaction growth of existing clients. The increase in revenue for 2006 as compared to 2005 is completely attributable to the consolidation of TSYS Acquiring's results effective March 1, 2005. Prior to the acquisition of TSYS Acquiring, TSYS' revenues included fees TSYS charged to TSYS Acquiring for clearing and settlement processing support.

Merchant Acquiring Services Revenue

(in millions)



$25.0
$26.2
$237.4
$260.3
$254.1
2003
2004
2005
2006
2007

TSYS Acquiring's results are driven by the authorization and capture transactions processed at the point-of-sale and clearing and settlement transactions. TSYS Acquiring's authorization and capture transactions are primarily through dial-up or Internet connectivity.

During 2007, TSYS Acquiring renewed long-term agreements with two of its top 10 clients or five of its top 20 clients, as well as signed several new clients. TSYS Acquiring also began integrated clearing and settlement processing for Discover Network card acceptance to merchant acquirers and independent sales organizations.

TSYS Acquiring also expanded its solution set during the year to include enhanced Dynamic Currency Conversion and multi-currency processing services, Spanish language telephone processing, improved Internet-based research and portfolio reporting capabilities, new Merchant Boarding and Maintenance (MBM) capabilities, and a host of new point-of-sale terminals and software applications.

Other Services

Revenues from other services consist primarily of revenues generated by TSYS' wholly owned subsidiaries not included in electronic payment processing services or merchant acquiring services, as well as TSYS' business process management services. These services include mail and correspondence processing services, teleservicing, data documentation capabilities, offset printing, client service, collections and account solicitation services. TSYS provides clients, through its wholly owned subsidiary, Columbus Depot Equipment Company, with an option to lease certain equipment necessary for online communications and for the use of TSYS applications. Through its wholly owned subsidiary

Columbus Productions, Inc., TSYS provides full-service commercial printing services to TSYS clients and others. TSYS Total Debt Management, Inc. (TDM) provides recovery collections work, bankruptcy process management, legal account management and skip tracing. TSYS Loyalty, Inc. (TSYS Loyalty) provides targeted loyalty consulting, as well as travel, gift card and merchandise reward programs to more than 40 national and regional financial institutions in the United States. TSYS Managed Services EMEA, Ltd. (TSYS Managed Services) provides specialized customer-servicing operations, including back-office, cross-selling and up-selling activities for financial institutions engaged in electronic payment processing and merchant acquiring activities.

Revenues from other services increased $33.0 million, or 17.8%, in 2007, compared to 2006. In 2006, revenues from other services increased $2.5 million, or 1.4%, compared to 2005. The increase in 2007 compared to 2006 is mainly attributable to the impact of acquisitions and increased debt collection services performed by TDM. Other services revenues increased in 2006 compared to 2005 primarily as a result of increased debt collection services performed by TDM, acquisitions and the revenues associated with TSYS Loyalty. The impact of acquisitions on consolidated other services revenues for each of the years presented was $6.3 million in 2007 and $92,000 in 2006.



Other Services Revenue
(in millions)
$120.5
$170.9
$182.6
$185.1
$218.1
2003
2004
2005
2006
2007

In November 2006, TSYS announced a joint venture with Merchants, a customer-contact company and a wholly owned subsidiary of Dimension Data, to deliver a comprehensive range of managed services to financial institutions across Europe, the Middle East and Africa. The new venture is called TSYS Managed Services.

Prior to the new agreement, TSYS contracted with Merchants to provide these services to TSYS' international clients, and these services were characterized as reimbursable items. With the new agreement, these services will be characterized as other services revenues. Refer to Note 22 in the consolidated financial statements for further information on TSYS Managed Services.

In May 2006, TSYS' collection subsidiary renegotiated a contract with its largest client. One of the provisions that was changed related to the handling of attorney fees and court costs. Prior to the renegotiation, these fees and costs were included in other services revenues. After the renegotiation, these fees and costs are now included in reimbursables. TSYS recognized $11.3 million, $25.9 million and $32.1 million of attorney fees and court costs for the years ended December 31, 2007, 2006 and 2005, respectively, as other services revenues.

Reimbursable Items

As a result of the FASB's EITF No. 01-14 (EITF 01-14), *"Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred,"* the Company has included reimbursements received for out-of-pocket expenses as revenues and expenses. The largest reimbursement expense for which TSYS is reimbursed by clients is postage. Reimbursable items increased $25.0 million, or 7.1%, in 2007, as compared to 2006. Reimbursable items increased $39.6 million, or 12.6%, in 2006, as compared to 2005.

The Company's reimbursable items are impacted by acquisitions. The impact of acquisitions on consolidated reimbursable items revenues for each of the years presented was $61.6 million in 2007, $44.9 million in 2006 and $38.0 million in 2005.

In connection with the renegotiated collection subsidiary contract discussed in other services revenues, TSYS has recognized $103.6 million of attorney fees and court costs for the year ended December 31, 2007 as reimbursable items, as compared to $20.2 million for the year ended December 31, 2006.

Operating Expenses

As a percentage of revenues, operating expenses increased in 2007 to 80.4%, compared to 80.0% and 82.1% for 2006 and 2005, respectively. As a percentage of revenues, the increase in expenses for the year ended December 31, 2007 and the decrease for the year ended December 31, 2006, includes an increase of $14.4 million and $1.1 million for 2007 and 2006, respectively, related to the effects of currency translation of the Company's foreign based subsidiaries, branches and divisions. The impact of acquisitions on consolidated total expenses for each of the years presented was $274.2 million in 2007, $234.8 million in 2006 and $210.5 million in 2005. Operating expenses were $1,452.3 million in 2007, compared to $1,430.1 million in 2006 and $1,315.8 million in 2005.

Salaries and Other Personnel Expense

Summarized below are the major components of salaries and other personnel expense for the years ended December 31, 2007, 2006 and 2005:

	Years Ended December 31,			Percent Change	
(in thousands)	**2007**	2006	2005	**2007 vs. 2006**	2006 vs. 2005
Salaries	**$417,237**	386,811	350,491	**7.9%**	10.4%
Employee benefits	**105,868**	105,367	105,320	**0.5**	0.0
Nonemployee wages	**50,271**	43,913	36,222	**14.5**	21.2
Share-based compensation	**13,162**	9,157	1,137	**43.7**	nm
Other	**14,527**	12,237	8,696	**18.7**	40.7
Less capitalized expenses	**(24,410)**	(35,241)	(39,995)	**30.7**	11.9
Totals	**$576,655**	522,244	461,871	**10.4**	13.1

nm = not meaningful

The impact of acquisitions on consolidated salaries and other personnel expenses for each of the years presented was $98.7 million in 2007, $74.6 million in 2006 and $54.3 million in 2005. In addition, the change in salaries and other personnel expense is associated with the normal salary increases and related benefits, offset by the level of employment costs capitalized as software development and contract acquisition costs. Salaries and other personnel expense include the accrual for performance-based incentive benefits, which includes salary bonuses, profit sharing and employer 401(k) expenses. For the years ended December 31, 2007, 2006 and 2005, the Company accrued $38.7 million, $40.0 million and $48.4 million, respectively, of performance-based incentives.

The Company maintains share-based employee compensation plans for purposes of incenting and retaining employees. In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised) (SFAS No. 123R) "*Share-Based Payment,*" which the Company adopted on January 1, 2006. SFAS No. 123R requires the Company to recognize compensation expense for the nonvested portion of outstanding share-based compensation granted in the form of stock options based on the grant-date fair value of those awards. Refer to Note 14 in the consolidated financial statements for more information on share-based compensation.

Share-based compensation expenses include the impact of expensing the fair value of stock options, as well as expenses associated with nonvested shares. For the year ended December 31, 2007, share-based compensation was $13.2 million (excluding $5.4 million included in spin related expenses), compared to $9.2 million and $1.1 million for the same period in 2006 and 2005, respectively.

The Company's salaries and other personnel expense is greatly influenced by the number of employees. Below is a summary of the Company's employee data:

				Percent Change	
Employee Data: (FTE)	**2007**	2006	2005	**2007 vs. 2006**	2006 vs. 2005
At December 31,	**6,921**	6,749	6,698	**2.5%**	0.8%
YTD Average	**6,799**	6,642	6,317	**2.4**	5.1

The majority of the increase in the number of employees in 2007 as compared to 2006 is a result of the expansion of TSYS' international business. The majority of the increase in the number of employees in 2006 as compared to 2005 is a result of the acquisitions of TSYS Card Tech and TSYS Managed Services, which added 265 employees.

Prior to the spin-off, Synovus provided certain administrative services, such as human resources, legal, security and tax preparation and compliance, to TSYS in exchange for a management fee, which is included in other operating expenses, to cover TSYS' pro rata share of services. With the spin-off, TSYS will begin recruiting employees and assuming these functions during 2008. During this transition period, TSYS will continue to utilize Synovus' administrative services until these functions are operational within TSYS in exchange for an adjusted management fee based on utilization. As it assumes these functions, the Company expects salaries and other personnel expenses to increase, while other operating expenses decrease. TSYS' headcount will also increase approximately 60 people as these administrative services transition.

Net Occupancy and Equipment Expense

Summarized below are the major components of net occupancy and equipment expense for the years ended December 31, 2007, 2006 and 2005:

	Years Ended December 31,			**Percent Change**	
(in thousands)	**2007**	2006	2005	**2007 vs. 2006**	2006 vs. 2005
Depreciation and amortization	**$108,630**	135,137	108,491	**(19.6)%**	24.6%
Equipment and software rentals	**80,161**	109,427	96,489	**(26.7)**	13.4
Repairs and maintenance	**45,329**	48,079	46,507	**(5.7)**	3.4
Asset impairments	**538**	—	3,619	**nm**	(100.0)
Other	**38,496**	34,611	47,593	**11.2**	(27.3)
Totals	**$273,154**	327,254	302,699	**(16.5)**	8.1

nm = not meaningful

The impact of acquisitions on consolidated net occupancy and equipment expenses for each of the years presented was $40.2 million in 2007, $40.5 million in 2006 and $39.7 million in 2005.

Amortization expense of licensed computer software, developed software and acquisition technology intangibles decreased 29.6%, or $27.1 million, for the year ended December 31, 2007, as compared to the year ended December 31, 2006, which increased 32.4%, or $22.4 million, as compared to the year ended December 31, 2005. The Company has certain license agreements requiring increased license fees based upon achieving certain thresholds of processing capacity commonly referred to as millions of instructions per second or MIPS. These licenses are amortized using a units-of-production basis. As a result of the deconversions during 2006 and 2007, TSYS' total future MIPS are expected to decline, resulting in an increase in software amortization for the periods prior to the deconversion dates. As it converted the vast majority of the Capital One portfolio, TSYS was operating at its highest production capacity in the Company's history. This capacity level was designed to maintain the service processing needs of all clients and was reduced as certain clients deconverted in October 2006. As a result of the deconversion of a consumer portfolio in October 2006, the Company accelerated the amortization of a mainframe software operating system dedicated solely to the processing of the deconverted portfolio. The acceleration resulted in an increase of approximately $11.0 million in software amortization and related prepaid maintenance in 2006. Refer to Note 6 in the consolidated financial statements for further information on computer software.

Through December 2004, the Company invested a total of $6.3 million in developing its Integrated Payments (IP) Platform supporting the on-line and off-line debit and stored value markets. This IP Platform would have given clients access to all national and regional networks, EBT programs, ATM driving and switching services for on-line debit processing.

Development relating specifically to the IP on-line debit platform primarily consisted of a third party software solution. During the first quarter of 2005, the Company evaluated its debit solution and decided to modify its approach in the debit processing market. With the acquisition of TSYS Acquiring and other debit alternatives available, TSYS determined that it would no longer market this third-party software product as its on-line debit solution. TSYS will continue to support this product for existing clients and will enhance and develop a new solution. As a result, TSYS recognized an impairment charge in net occupancy and equipment expense of approximately $3.1 million related to this asset during the first quarter of 2005. The impairment charge is reflected in the domestic-based support services segment. In September 2005, TSYS also recognized an impairment loss on developed software of $482,000.

TSYS' equipment and software needs are fulfilled primarily through operating leases and software licensing arrangements. Equipment and software rental expense was $80.2 million for the year ended December 31, 2007, a decrease of $29.2 million, or 26.7%, compared to $109.4 million for the year ended December 31, 2006, an increase of $12.9 million, or 13.4%, compared to $96.5 million for the year ended December 31, 2005. The

Company's equipment and software rentals decreased for 2007, as compared to 2006, as a result of reduced processing capacity for certain clients that deconverted during 2006. The Company's equipment and software rentals increased for 2006, as compared to 2005, as a result of software licenses that are leased under processing capacity or MIPS agreements, as well as increased equipment expenses associated with providing additional capacity for the Capital One portfolio conversions.

Spin Related Expenses

In July 2007, Synovus' Board of Directors appointed a special committee of independent directors to make a recommendation with respect to whether to distribute Synovus' ownership interest in TSYS to Synovus' shareholders. As a result, the TSYS Board of Directors formed a special committee of independent TSYS directors to consider the terms of any proposed spin-off by Synovus of its ownership interest in TSYS, including the size of the pre-spin cash dividend. TSYS incurred expenses associated with advisory and legal services in connection with the spin assessment. As the spin-off was finalized and completed, TSYS also incurred expenses for the incremental fair value associated with converting Synovus stock options held by TSYS employees to TSYS options. During the year ended December 31, 2007, the Company incurred approximately $13.5 million of spin related expenses. TSYS expects to incur additional spin related costs in 2008 associated with legal and advisory services, incremental fair value associated with the Synovus stock option conversion and other costs associated with unwinding the different commingled processes that Synovus and TSYS share. TSYS estimates that it will incur approximately $16.0 million of spin related costs in operating expenses in 2008. Refer to Note 23 in the consolidated financial statements for more information on the spin-off.

Other Operating Expenses

Summarized below are the major components of other operating expenses for the years ended December 31, 2007, 2006 and 2005:

	Years Ended December 31,			Percent Change	
(in thousands)	**2007**	2006	2005	**2007 vs. 2006**	2006 vs. 2005
Third-party data processing services	**$ 39,829**	39,943	42,872	**(0.3)%**	(6.8)%
Professional advisory services	**32,539**	23,394	25,981	**39.1**	(10.0)
Travel and business development	**25,784**	20,208	16,692	**27.6**	21.1
Supplies and stationery	**20,022**	27,220	32,475	**(26.4)**	(16.2)
Amortization of conversion costs	**15,887**	17,840	15,920	**(10.9)**	12.1
Court costs associated with debt collection services	**11,310**	25,935	32,117	**(56.4)**	(19.2)
Management fees	**9,031**	9,040	8,272	**(0.1)**	9.3
Amortization of acquisition intangibles	**3,118**	5,108	3,205	**(39.0)**	59.4
Bad debt (recoveries) expense	**900**	(164)	3,482	**nm**	nm
Terminal deployment costs	**780**	125	34	**nm**	nm
Transaction processing provisions	**35**	10,981	7,397	**nm**	48.4
Other	**52,042**	48,223	49,644	**7.9**	(2.9)
Totals	**$211,277**	227,853	238,091	**(7.3)**	(4.3)

nm = not meaningful

The impact of acquisitions on consolidated other operating expenses for each of the years presented was $73.8 million in 2007, $74.7 million in 2006 and $78.5 million in 2005. The decrease of the impact of acquisitions for other operating expenses between 2006 and 2005 is the result of the closing of TSYS Acquiring's point of sale terminal direct distribution sales office at the beginning of 2006. Other operating expenses were also impacted by the court costs associated with a debt collection arrangement, amortization of contract acquisition costs and the provision for transaction processing accruals. Amortization of contract acquisition costs associated with conversions was $15.9 million, $17.8 million and $15.9 million in 2007, 2006 and 2005, respectively.

Other operating expenses also include, among other things, costs associated with delivering merchant acquiring services, professional advisory fees, charges for processing errors, contractual commitments and bad debt expense. Management's evaluation of the adequacy of its transaction processing reserves and allowance for doubtful accounts is based on a formal analysis which assesses the probability of losses related to contractual contingencies, processing errors and uncollectible accounts. Increases and decreases in transaction processing provisions and charges for bad debt expense are reflected in other operating expenses. For 2007, 2006 and 2005, transaction processing provisions were $35,000, $11.0 million and $7.4 million, respectively. For the year ended December 31, 2007, the Company had provisions for bad debt expense of $900,000. For the year ended December 31, 2006, the Company had recoveries of bad debt expense of $164,000. For the year ended December 31, 2005, the Company had provisions for bad debt expense of $3.5 million.

TSYS expects management fees to decrease in the future as it begins transitioning away from administrative services supplied by Synovus, and begins recruiting employees and assuming these functions starting in 2008. The majority of these types of expenses will be in salaries and other personnel expense.

Operating Income

Operating income decreased 1.0% to $353.5 million in 2007, compared to $357.1 million in 2006, which was an increase of 24.4% over 2005 operating income of $287.1 million. The operating income margin decreased to 19.6% in 2007, compared to 20.0% and 17.9% in 2006 and 2005, respectively. The decrease in operating margin for 2007 was mainly attributable to the spin related costs. The increase in operating margin for 2006 was the result of the Bank of America deconversion fee, offset by the acceleration of the associated amortization of contract acquisition costs and software amortization.

Nonoperating Income (Expense)

Nonoperating income consists of interest income, interest expense and gains and losses on currency translations. Nonoperating income increased in 2007 and 2006, as compared to 2006 and 2005, respectively, primarily due to the increase in interest income. Interest income for 2007 was $26.9 million, a 90.8% increase compared to $14.1 million in 2006, which was a 134.8% increase compared to $6.0 million in 2005. The variation in interest income is primarily attributable to the fluctuations in the cash available for investment and higher short-term interest rates.

Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS agreed to pay a one-time aggregate cash dividend of $600 million to all TSYS shareholders, including Synovus. TSYS funded the dividend through a combination of cash on hand and the use of a revolving credit facility. Refer to Notes 11 and 23 in the consolidated financial statements for further information on the financing and the spin-off.

As a result of the one-time dividend and the revolving credit facility, TSYS expects interest income to decrease in 2008 and interest expense to increase.

For the years ended December 31, 2007 and 2006, the Company recorded a translation gain of approximately $41,000 and $1.2 million, respectively, and a translation loss of approximately $840,000 for the year ended December 31, 2005 related to intercompany loans and foreign denominated balance sheet accounts.

Occasionally, the Company will provide financing to its subsidiaries in the form of an intercompany loan which is required to be repaid in U.S. dollars. For its subsidiaries whose functional currency is something other than the U.S. dollar, the translated balance of the financing (liability) is adjusted upward or downward to match the U.S.-dollar obligation (receivable) on the Company's financial statements. The upward or downward adjustment is recorded as a gain or loss on foreign currency translation in the Company's statements of income. As a result of these financing arrangements, the Company recorded a foreign currency translation gain on the Company's financing for the years ended December 31, 2007 and 2006 of $3.4 million and $3.7 million, respectively. The balance of this financing arrangement at December 31, 2007 was approximately $4.9 million.

In August 2007, the Company's European operation obtained a loan of £33.0 million or approximately $67.7 million from a third party, primarily to repay the U.S. parent loan. Refer to Note 11 in the consolidated financial statements for more information on the long-term financing arrangement.

The Company records foreign currency translation adjustments on foreign-denominated balance sheet accounts. The Company maintains several cash accounts denominated in foreign currencies, primarily in Euros and British Pounds Sterling (BPS). As the Company translates the foreign-denominated cash balances into U.S. dollars, the translated cash balance is adjusted upward or downward depending upon the foreign currency exchange movements. The upward or downward adjustment is recorded as a gain or loss on foreign currency translation in the Company's statements of income. As those cash accounts have increased, the upward or downward adjustments have increased. The Company recorded a net translation loss of approximately $3.3 million, $2.5 million and $0.8 million for the years ended December 31, 2007, 2006 and 2005, respectively, related to the translation of foreign denominated balance sheet accounts, most of which were cash.

The balance of the Company's foreign-denominated cash accounts subject to risk of translation gains or losses at December 31, 2007 was approximately $10.5 million, the majority of which is denominated in Euros.

Income Taxes

Income tax expense was $143.7 million, $126.2 million and $103.3 million in 2007, 2006 and 2005, respectively, representing effective income tax rates of 37.8%, 33.8% and 34.9%, respectively. The calculation of the effective tax rate includes minority interest in consolidated subsidiaries' net income and equity in income of equity investments in pretax income.

In connection with the spin-off, TSYS is required to de-consolidate from the federal and state income tax filings of its parent group. As a result, the Company expects to incur $11.5 million in federal and state income taxes arising from the recapture of excess loss account benefits of $2.4 million and intercompany deferred gains being triggered of $9.1 million.

During the 2007, the Company generated state and foreign net operating losses benefits of $2.0 million in excess of its utilization capacity based on both the Company's current operations and with consideration of future tax planning strategies. Accordingly, the Company increased its valuation allowance for deferred income tax assets by $2.0 million.

In the fourth quarter of 2006, the United States Congress passed legislation extending various tax credits including a credit for Research and Experimentation Credits for the tax year. As a result of this legislation, the Company reduced tax expense for 2006 by approximately $1.1 million.

In July 2006, TSYS changed the structure of its European operation from a branch structure to a statutory structure that will facilitate continued expansion in the European region. TSYS adopted the permanent reinvestment exception under Accounting Principles Board Opinion No. 23 (APB 23) *"Accounting for Income Taxes — Special Areas,"* with respect to future earnings of certain foreign subsidiaries. As a result, TSYS now considers foreign earnings related to these foreign operations to be permanently reinvested.

The new statutory structure provides TSYS with marketing and personnel hiring advantages when compared to the former branch office, as well as providing TSYS with certain U.S. and U.K. tax benefits. As a result of the new structure, TSYS reduced previously established tax reserves that would no longer be required under the new structure in the amount of $5.6 million in the third quarter of 2006. In the third quarter of 2006, TSYS also reassessed its contingencies for federal and state exposures, which resulted in an increase in tax contingency amounts by approximately $1.5 million.

During the first quarter of 2006, TSYS received notices of proposed adjustments relating to taxes due for the years 2000 through 2003. As a result, TSYS recorded a reduction in previously recorded income tax liabilities of $1.7 million.

Equity in Income of Equity Investments

TSYS' share of income from its equity in equity investments was $5.4 million, $4.2 million and $6.1 million for 2007, 2006 and 2005, respectively. Refer to Note 9 in the consolidated financial statements for more information on equity investments.

Total System Services de México, S.A. de C.V.

The Company has an equity investment with a number of Mexican banks and records its 49% ownership in the equity investment using the equity method of accounting. The operation, TSYS de México, prints statements and provides card-issuing support services to the equity investment clients and others.

Refer to Note 2 in the consolidated financial statements for more information on related party transactions.

China UnionPay Data Co., Ltd.

Effective November 1, 2005, the Company purchased an initial 34.04% equity interest in CUP Data, the payments-processing subsidiary of China UnionPay Co., Ltd. (CUP). CUP is sanctioned by the People's Bank of China, China's central bank, and has become one of the world's largest and fastest-growing payments networks. CUP Data currently provides transaction processing, disaster recovery and other services for banks and bankcard issuers in China.

Effective August 1, 2006, TSYS increased its ownership interest in CUP Data to 44.56% upon its receipt of regulatory approval in China. Refer to Note 2 in the consolidated financial statements for more information on related party transactions. Refer to Note 22 in the consolidated financial statements for more information on the acquisition of CUP Data.

Aircraft Enterprise

During the fourth quarter of 2007, TSYS acquired a 45% ownership interest in certain corporate aircraft for approximately $12.1 million. TSYS is using the equity method of accounting for the enterprise. Refer to Note 2 in the consolidated financial statements for more information on related party transactions.

Net Income

Net income decreased 4.7% to $237.4 million (basic EPS of $1.21 and diluted EPS of $1.20) in 2007, compared to 2006. In 2006, net income increased 28.1% to $249.2 million (basic EPS of $1.27 and diluted EPS of $1.26), compared to $194.5 million (basic and diluted EPS of $0.99) in 2005. The decrease in net income in 2007, as compared to 2006, is the result of spin-related expenses in 2007 and the inclusion of the Bank of America termination fee in 2006.

Net Profit Margin

The Company's net profit margin for 2007 was 13.1%, compared to 13.9% and 12.1% for the years ended December 31, 2006 and 2005, respectively. TSYS' profit margin is impacted by the consolidation of majority-owned subsidiaries. The Company recognizes only its share of net profits from these entities, while consolidating all of their revenues, which has the impact of lowering overall net profit margins.

TSYS' net profit margin decreased for the year ended December 31, 2007 as a result of the spin-related expenses. TSYS' net profit margin increased for the year ended December 31, 2006 as the result of the Bank of America deconversion fee, management's focus on expense controls, lower effective tax rate and increased interest income offset by increased expenses associated with share-based compensation and increased amortization.

Profit Margins and Reimbursable Items

Management believes that reimbursable items distort operating and net profit margins as defined by accounting principles generally accepted in the United States. Management evaluates the Company's operating performance based upon operating and net profit margins excluding reimbursable items. Management believes that operating and net profit margins excluding reimbursable items are more useful because reimbursable items do not impact profitability as the Company receives reimbursement for expenses incurred on behalf of its clients.

Below is the reconciliation between reported margins and adjusted margins excluding reimbursable items for the years ended December 31, 2007, 2006 and 2005:

(in thousands)	**2007**	2006	2005
Operating income	**$ 353,511**	357,082	287,129
Net income	**$ 237,443**	249,163	194,520
Total revenues	**$1,805,836**	1,787,171	1,602,931
Operating margin (as reported)	**19.6%**	20.0%	17.9%
Net profit margin (as reported)	**13.1%**	13.9%	12.1%
Revenue before reimbursable items	**$1,428,123**	1,434,433	1,289,790
Adjusted operating margin	**24.8%**	24.9%	22.3%
Adjusted net profit margin	**16.6%**	17.4%	15.1%

Pro forma Net Income

Management believes the spin-related costs, net of tax and the Bank of America termination fee, net of related amortization and taxes distort net income as defined by accounting principles generally accepted in the United States. Management evaluates the Company's growth in net income excluding spin-related costs and the Bank of America termination fee. Management believes that net income growth excluding spin-related expenses and the Bank of America termination fee, net of amortization is more useful because it isolates expenses associated with one-time events.

Below is the reconciliation between reported net income and adjusted net income excluding spin-related items for the years ended December 31, 2007, 2006 and 2005:

				Percentage change	
(in thousands)	**2007**	2006	2005	**2007 vs. 2006**	2006 vs. 2005
Net income (as reported)	**$237,443**	249,163	194,520	**(4.7%)**	28.1%
Spin-related costs, net of tax	**22,650**	—	—		
Bank of America termination fee, net of amortization and taxes	—	(40,880)	—		
Net income (as adjusted)	**$260,093**	208,283	194,520	**24.9%**	7.1%

Projected Outlook for 2008

TSYS expects its 2008 net income to increase between 7-9% as compared to 2007, based on the following assumptions: (1) expenses associated with the spin-off net of tax will be $10 million; (2) there will be no significant movements in LIBOR and TSYS will not make any significant draws on its $252 million revolving credit facility; (3) estimated total revenues will increase 7% to 9% in 2008; (4) anticipated growth levels in employment, equipment and other expenses, which are included in 2008 estimates, will be accomplished; (5) there will be no significant movement in foreign currency exchange rates related to TSYS' business; and (6) TSYS will not incur significant expenses associated with the conversion of new large clients or acquisitions, or any significant impairment of goodwill or other intangibles.

Financial Position, Liquidity and Capital Resources

The Consolidated Statements of Cash Flows detail the Company's cash flows from operating, investing and financing activities. TSYS' primary methods for funding its operations and growth have been cash generated from current operations, the use of leases and the occasional use of borrowed funds to supplement financing of capital expenditures.

Cash Flows from Operating Activities

	Years Ended December 31,		
(in thousands)	**2007**	2006	2005
Net income	**$237,443**	249,163	194,520
Depreciation and amortization	**152,468**	184,894	150,077
Other noncash items and charges, net	**9,226**	(3,741)	(23,561)
Net change in current and long-term assets and current and long-term liabilities	**(64,275)**	(44,557)	(80,447)
Net cash provided by operating activities	**$334,862**	385,759	240,589

TSYS' main source of funds is derived from operating activities, specifically net income. The decrease in 2007 compared to 2006 in net cash provided by operating activities was primarily the result of decreased earnings and the net change in current and long-term assets and current and long-term liabilities. The increase in 2006 compared to 2005 in net cash provided by operating activities was primarily the result of increased earnings and the change in the use of cash related to the net change in current and long-term assets and current and long-term liabilities.

Net change in current and long-term assets and current and long-term liabilities include accounts receivable, prepaid expenses, other current assets and other assets, accounts payable, accrued salaries and employee benefits, billings in excess of costs and profits on uncompleted contracts and other liabilities. The change in accounts receivable between the years is the result of timing of collections compared to billings. The change in accounts payable and other liabilities between years is the result of the timing of payments, funding of performance-based incentives and payments of vendor invoices.

During 2007, the Company recognized impairment charges on property of $538,000 and contract acquisition costs of $620,000. During 2005, the Company recognized impairment charges on internally developed software of $3.6 million. Refer to Notes 5, 6 and 7 in the consolidated financial statements for more information on the impairment of developed software, property and contract acquisition costs.

Dividends Received from Equity Investments

Total cash dividends received from equity investments was $3.0 million in 2007, compared to $2.4 million and $1.7 million in 2006 and 2005, respectively.

Cash Flows from Investing Activities

	Years Ended December 31,		
(in thousands)	**2007**	2006	2005
Purchases of property and equipment, net	**$ (55,274)**	(26,506)	(40,904)
Additions to licensed computer software from vendors	**(33,382)**	(11,858)	(12,875)
Additions to internally developed computer software	**(17,785)**	(13,972)	(22,602)
Cash used in acquisitions, net of cash acquired	**(12,552)**	(69,391)	(95,970)
Additions to contract acquisition costs	**(22,740)**	(42,452)	(19,468)
Net cash used in investing activities	**$(141,733)**	(164,179)	(191,819)

The major uses of cash for investing activities have been the addition of property and equipment, primarily computer equipment, the purchase of licensed computer software and internal development of computer software, investments in contract acquisition costs associated with obtaining and servicing new or existing clients, and business acquisitions. The major use of cash for investing activities in 2007 was for the purchase of property and equipment and additions to licensed computer software from vendors. The major use of cash for investing activities in 2006 was for the purchase of TSYS Card Tech and TSYS Managed Services and an increase in the ownership equity of CUP Data. The major use of cash for investing activities in 2005 was for the purchase of TSYS Acquiring.

Property and Equipment

Capital expenditures for property and equipment were $55.3 million in 2007, compared to $26.5 million in 2006 and $40.9 million in 2005. The majority of capital expenditures in 2007, 2006 and 2005, respectively, related to investments in new computer processing hardware.

Licensed Computer Software from Vendors

Expenditures for licensed computer software from vendors were $33.4 million in 2007, compared to $11.9 million in 2006 and $12.9 million in 2005. The increase in licensed computer software in 2007 related to the purchase of additional mainframe and distributed system licenses.

Internally Developed Computer Software Costs

Additions to capitalized software development costs, including enhancements to and development of TS2 processing systems, were $17.8 million in 2007, $14.0 million in 2006 and $22.6 million in 2005.

The amount capitalized as software development costs in 2007 is mainly attributable to TSYS Acquiring's development of MBM. The Company remains committed to developing and enhancing its processing solutions to expand its service offerings. In addition to developing solutions, the Company has expanded its service offerings through strategic acquisitions, such as TSYS Card Tech.

The Company has developed MBM, which provides a single point of entry system that enables acquirers to more easily load and maintain merchant profiles. The Company completed MBM in phases, and the first phase was introduced in the marketplace in July 2005 with the remaining phases introduced in 2006 and early 2007. This project reached technological feasibility prior to TSYS' acquisition of control of TSYS Acquiring. The Company has capitalized approximately $30.4 million since the project began.

Cash Used in Acquisitions

During the fourth quarter of 2007, TSYS acquired a 45% ownership interest in jointly owned corporate aircraft for approximately $12.1 million. Refer to Note 22 in the consolidated financial statements for more information on the corporate aircraft.

On November 16, 2006, TSYS acquired majority ownership of TSYS Managed Services for an aggregate consideration of approximately $2.5 million, including direct acquisition costs. Refer to Note 22 in the consolidated financial statements for more information on TSYS Managed Services.

On July 11, 2006, TSYS acquired Card Tech, Ltd. and related companies for an aggregate consideration of approximately $59.3 million, including direct acquisition costs, and has renamed the business as TSYS Card Tech. Refer to Note 22 in the consolidated financial statements for more information on TSYS Card Tech.

In March 2005, the Company purchased the remaining 50% of TSYS Acquiring. The Company purchased TSYS Acquiring for approximately $95.8 million, including direct acquisition costs of $794,000. In October 2005, TSYS acquired the remaining 49% of Merlin, a subsidiary of TSYS Acquiring for approximately $2.0 million. Refer to Note 22 in the consolidated financial statements for more information on TSYS Acquiring.

In December 2005, TSYS paid approximately $37.0 million for the 34.04% equity interest in CUP Data. Effective August 1, 2006, TSYS increased its ownership interest to 44.56% of CUP Data for approximately $15.6 million. Refer to Note 22 in the consolidated financial statements for more information on CUP Data.

Contract Acquisition Costs

TSYS makes cash payments for processing rights, third-party development costs and other direct salary-related costs in connection with converting new customers to the Company's processing systems. The Company's investments in contract acquisition costs were $22.8 million in 2007, $42.5 million in 2006 and $19.5 million in 2005. The Company made cash payments for processing rights of $13.5 million and $10.2 million in 2007 and 2006, respectively. Conversion cost additions were $9.3 million, $32.3 million and $19.5 million in 2007, 2006 and 2005, respectively. The increase in the amount of conversion cost additions for 2006, as compared to 2005, is the result of capitalized costs related to conversions that occurred during the year.

Cash Flows from Financing Activities

(in thousands)	**2007**	2006	2005
Proceeds from borrowings of long-term debt	**$ 263,946**	—	48,143
Principal payments on long-term debt borrowings and capital lease obligations	**(4,816)**	(2,691)	(50,437)
Dividends paid on common stock	**(655,246)**	(51,269)	(39,418)
Repurchase of common stock	**—**	(22,874)	—
Other	**19,412**	7,237	2,957
Net cash used in financing activities	**$(376,704)**	(69,597)	(38,755)

The major uses of cash for financing activities have been the payment of dividends, principal payment on capital lease and software obligations and the purchase of stock under the stock repurchase plan as described below. The main source of cash from financing activities has been the occasional use of borrowed funds. Net cash used in financing activities for the year ended December 31, 2007 was $376.7 million primarily as a result of payments of cash dividends. The Company used $69.6 million in cash for financing activities for the year ended December 31, 2006 primarily for the purchase of common stock, payment of cash dividends and principal payments on capital lease obligations. Net cash used in financing activities for the year ended December 31, 2005 was $38.8 million primarily as a result of payments of cash dividends.

On October 25, 2007, TSYS announced that it had entered into an agreement and plan of distribution with Synovus under which Synovus planned to distribute all of its shares of TSYS stock to Synovus' shareholders in a spin-off transaction, which spin-off took place on December 31, 2007. Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS agreed to pay a one-time aggregate cash dividend of $600 million to all TSYS shareholders, including Synovus. TSYS funded the dividend with a combination of cash on hand and the use of a revolving credit facility. Refer to Note 11 in the consolidated financial statements for more information on the long-term debt financing. Refer to Note 23 in the consolidated financial statements for more information on the spin-off.

Stock Repurchase Plan

On April 20, 2006, TSYS announced that its board had approved a stock repurchase plan to purchase up to 2 million shares, which represented slightly more than five percent of the shares of TSYS stock held by shareholders other than Synovus. The shares may be purchased from time to time over a two year period and will depend on various factors including price, market conditions, acquisitions and the general financial position of TSYS. Repurchased shares will be used for general corporate purposes.

With the completion of the spin-off, the TSYS Board of Directors extended to April 2010 TSYS' current share repurchase program that was set to expire in April 2008 and increased the number of shares that may be repurchased under the plan from 2 million to 10 million.

During 2006, TSYS purchased approximately 1.1 million shares of TSYS common stock through privately negotiated and open market transactions for an aggregate purchase price of $22.9 million, or an average per share price of $20.76. The Company has approximately 8,898,000 shares remaining that could be repurchased under the stock repurchase plan.

Financing

In December 2007, TSYS entered into a credit agreement with Bank of America N.A., Royal Bank of Scotland plc, and other lenders which provides for a $252.0 million five year unsecured revolving credit facility and a $168.0 million unsecured term loan. The proceeds from the credit facility will be used for working capital and other corporate purposes, including to finance the repurchase by TSYS of its capital stock. Refer to Note 11 in the consolidated financial statements for more information on the long-term debt financing.

In December 2007, the Company financed the purchase of $22.0 million of mainframe and distributed system software licenses with a note payable with the vendor. The term of the note is 39 months and the interest rate is 3.95%. Refer to Note 11 in the consolidated financial statements for further information on long-term debt.

On August 3, 2007, the Company's European operation obtained a loan of £33.0 million or approximately $67.7 million from a third party mainly to repay the U.S. parent loan. Refer to Note 11 in the consolidated financial statements for more information on the long-term financing arrangement.

In January 2007, the Company's operation in Japan borrowed ¥250 million, or approximately $2.1 million, through a short-term note. The interest rate on the note is the Japan prime rate plus 375 basis points. The term of the note is one year. Refer to Note 11 in the consolidated financial statements for more information on the note.

In connection with the formation of TSYS Managed Services, TSYS and Merchants agreed to provide long-term financing to TSYS Managed Services. Refer to Note 11 of the consolidated financial statements for more information regarding the long-term financing arrangement between TSYS Managed Services and Merchants. At the end of December 2007, the balance of the financing arrangement was approximately £2.0 million, or approximately $3.9 million.

In connection with the purchase of the campus in 2003, TSYS obtained a $45.0 million long-term line of credit from a banking affiliate of Synovus. The Company used the facility, borrowing and repaying approximately $48.1 million during 2005. The line of credit expired on June 30, 2006. Refer to Note 2 in the consolidated financial statements for more information on related party transactions.

Dividends

Dividends on common stock of $655.2 million were paid in 2007, compared to $51.3 million and $39.4 million in 2006 and 2005, respectively. On May 25, 2006, the Company announced an increase in its quarterly dividend of 16.7% from $0.06 to $0.07 per share. On April 21, 2005, the Company announced an increase in its quarterly dividend of 50% from $0.04 to $0.06 per share.

In connection with the spin-off, TSYS shareholders received a special cash dividend of approximately $3.03 per share.

Significant Noncash Transactions

During 2007, 2006 and 2005, the Company issued 241,260, 425,925 and 226,902 shares of common stock to certain key employees and non-management members of its board of directors under nonvested shares for services to be provided by such individuals in the future. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards.

Refer to Notes 14 and 21 in the consolidated financial statements for more information on share-based compensation and significant noncash transactions.

Additional Cash Flow Information

Off-Balance Sheet Financing

TSYS uses various operating leases in its normal course of business. These "off-balance sheet" arrangements obligate TSYS under noncancelable operating leases for computer equipment, software and facilities. These computer and software lease commitments may be replaced with new lease commitments due to new technology. Management expects that, as these leases expire, they will be evaluated and renewed or replaced by similar leases based on need.

The following table summarizes future contractual cash obligations, including lease payments and software arrangements, as of December 31, 2007, for the next five years and thereafter:

	Contractual Cash Obligations Payments Due By Period				
(in millions)	**Total**	**1 Year or Less**	**2 - 3 Years**	**4 - 5 Years**	**After 5 Years**
Operating leases	$323.0	98.0	171.4	32.7	20.9
Debt obligations	261.3	8.6	79.0	5.7	168.0
Capital lease obligations	7.0	3.1	3.7	0.1	0.1
Total contractual cash obligations	$591.3	109.7	254.1	38.5	189.0

The total liability (with state amounts tax effected) for uncertain tax positions under FASB Interpretation No. 48 (FIN 48), *"Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109"* at December 31, 2007 is $6.1 million. Refer to Note 18 in the consolidated financial statements for more information on income taxes. The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect a significant payment related to these obligations within the next year.

Foreign Exchange

TSYS operates internationally and is subject to potentially adverse movements in foreign currency exchange rates. TSYS has not entered into foreign exchange forward contracts to reduce its exposure to foreign currency rate changes. The Company continues to analyze potential hedging instruments to safeguard it from significant currency translation risks.

Impact of Inflation

Although the impact of inflation on its operations cannot be precisely determined, the Company believes that by controlling its operating expenses and by taking advantage of more efficient computer hardware and software, it can minimize the impact of inflation.

Working Capital

TSYS may seek additional external sources of capital in the future. The form of any such financing will vary depending upon prevailing market and other conditions and may include short-term or long-term borrowings from financial institutions or the issuance of additional equity and/or debt securities such as industrial revenue bonds. However, there can be no assurance that funds will be available on terms acceptable to TSYS. Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS' current ratio of 2.1:1. At December 31, 2007, TSYS had working capital of $312.8 million, compared to $448.9 million in 2006 and $235.3 million in 2005.

Legal Proceedings

The Company is subject to various legal proceedings and claims and is also subject to information requests, inquiries and investigations arising out of the ordinary conduct of its business. In the opinion of management, based in part upon the advice of legal counsel, all matters are believed to be adequately covered by insurance, or if not covered, are believed to be without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably. The Company establishes reserves for litigation and similar matters when these matters present loss contingencies that TSYS determines to be both probable and reasonably estimable.

Forward-Looking Statements

Certain statements contained in this filing which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the Act). These forward-looking statements include, among others: (i) TSYS' belief with respect to its percentage of market share of specified markets and its expectation with respect to commercial card and domestic consumer card processing market share through 2008; (ii) TSYS' expectation that Nationwide will rank among its largest clients; (iii) TSYS' plans to continue to expand its service offerings internationally and expectation that international revenues will continue to grow; (iv) TSYS' expectation that it will maintain the card processing functions of Capital One for at least five years; (v) management's belief that Chase's discontinuation of its processing agreement will not have a material adverse affect on TSYS; (vi) TSYS' belief that it will continue to expand its electronic payment processing services through the internal growth of existing clients and the conversion of new accounts, primarily internationally; (vii) TSYS' expectation that it will continue supporting commercial card accounts for Citibank as well as its Banamex USA consumer accounts; (viii) TSYS' expectation with respect to spin-related costs; (ix) TSYS' expectation that it will be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future; (x) the Board's intention to continue to pay cash dividends on TSYS stock; (xi) TSYS' expected net income growth for 2008; (xii) TSYS' belief with respect to lawsuits, claims and other complaints; (xiii) the expected financial impact of recent accounting pronouncements; (xiv) management's expectations about the benefits of the spin-off; (xv) TSYS' expectation with respect to certain tax matters; and the assumptions underlying such statements, including, with respect to TSYS' expected increase in net income for 2008: (a) expenses associated with the spin-off will be approximately $10 million net of tax; (b) there will be no significant movements in LIBOR and TSYS will not make any significant draws on its revolving credit facility; (c) estimated total revenues will increase 7% to 9% in 2008; (d) there will be no significant movement in foreign currency exchange rates related to TSYS' business; (e) anticipated growth levels in employment, equipment and other expenses, which are included in 2008 estimates, will be accomplished; and (f) TSYS will not incur significant expenses associated with the conversion of new large clients and/or acquisitions, or any significant impairment of goodwill or other intangibles. In addition, certain statements in future filings by TSYS with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of TSYS which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of TSYS or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted," "estimates," "projects," "plans," "may," "could," "should," "would," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

These statements are based upon the current beliefs and expectations of TSYS' management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements. A number of important factors could cause actual results to differ materially from those contemplated by our forward looking statements. Many of these factors are beyond TSYS' ability to control or predict. These factors include, but are not limited to: (i) revenues that are lower than anticipated; (ii) expenses associated with the spin-off are higher than expected; (iii) movements in LIBOR are greater than expected and draws on the revolving credit facility are greater than expected; (iv) TSYS incurs expenses associated with the signing of a significant client; (v) internal growth rates for TSYS' existing clients are lower than anticipated; (vi) TSYS does not convert and deconvert clients' portfolios as scheduled; (vii) adverse developments with respect to foreign currency exchange rates; (viii) adverse developments with respect to entering into contracts with new clients and retaining current clients; (ix) continued consolidation in the financial services industry, including the merger of TSYS clients with entities that are not TSYS clients or the sale of portfolios by TSYS clients to entities that are not TSYS clients; (x) TSYS is unable to control expenses and increase market share, both domestically and internationally; (xi) adverse developments with respect to the credit card industry in general, including a decline in the use of cards as a payment mechanism; (xii) TSYS is unable to successfully manage any impact from slowing economic conditions or consumer spending; (xiii) the impact of acquisitions, including their being more difficult to integrate than anticipated; (xiv) the costs and effects of litigation, investigations or similar matters or adverse facts and developments relating thereto; (xv) the impact of the application of and/or changes in accounting principles; (xvi) TSYS' inability to timely, successfully and cost-effectively improve and implement processing systems to provide new products, increased functionality and increased efficiencies; (xvii) TSYS' inability to anticipate and respond to technological changes, particularly with respect to e-commerce; (xviii) changes occur in laws, regulations, credit card associations rules or other industry standards affecting TSYS' business which require significant product redevelopment efforts or reduce the market for or value of its products; (xix) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive patent protection; (xx) no material breach of security of any of our systems; (xxi) overall market conditions; (xxii) the loss of a major supplier; (xxiii) the impact on TSYS' business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts; and (xxiv) TSYS' ability to manage the foregoing and other risks.

These forward-looking statements speak only as of the date on which they are made and TSYS does not intend to update any forward-looking statement as a result of new information, future developments or otherwise.

Consolidated Balance Sheets

(in thousands, except per share data)	December 31, 2007	2006
Assets		
Current assets:		
Cash and cash equivalents (includes $136.4 million and $241.0 million on deposit with a related party at 2007 and 2006, respectively) (Notes 2 and 3)	**$ 210,518**	389,123
Restricted cash (includes $8.2 million and $5.0 million on deposit with a related party at 2007 and 2006, respectively) (Note 2)	**29,688**	31,568
Accounts receivable, net of allowance for doubtful accounts and billing adjustments of $10.1 million and $11.0 million at 2007 and 2006, respectively (includes $331 and $34 from related parties at 2007 and 2006, respectively) (Note 2)	**256,970**	246,637
Deferred income tax assets (Note 18)	**17,152**	21,556
Prepaid expenses and other current assets (Note 4)	**72,250**	55,832
Total current assets	**586,578**	744,716
Property and equipment, net of accumulated depreciation and amortization (Notes 5 and 20)	**283,138**	271,321
Computer software, net of accumulated amortization (Note 6)	**205,830**	216,450
Contract acquisition costs, net (Note 7)	**151,599**	167,449
Goodwill, net (Note 8)	**142,545**	133,337
Equity investments (Note 9)	**80,905**	62,064
Other intangible assets, net of accumulated amortization (Note 10)	**13,462**	21,314
Other assets	**14,963**	17,590
Total assets	**$1,479,020**	1,634,241
Liabilities and Shareholders' Equity		
Current liabilities:		
Accrued salaries and employee benefits	**$ 85,142**	80,697
Accounts payable (includes $281 and $95 payable to related parties at 2007 and 2006, respectively) (Note 2)	**41,817**	31,589
Current portion of long-term debt (Note 11)	**8,648**	—
Current portion of obligations under capital leases (Note 11)	**3,080**	3,156
Other current liabilities (includes $11.2 million payable to related parties at both 2007 and 2006) (Notes 2 and 12)	**135,108**	180,345
Total current liabilities	**273,795**	295,787
Long-term debt, excluding current portion (Note 11)	**252,659**	—
Deferred income tax liabilities (Note 18)	**67,428**	75,019
Obligations under capital leases, excluding current portion (Note 11)	**3,934**	3,625
Other long-term liabilities	**28,151**	36,221
Total liabilities	**625,967**	410,652
Minority interests in consolidated subsidiaries	**8,580**	6,229
Shareholders' equity (Notes 13, 14, 15 and 16):		
Common stock — $0.10 par value. Authorized 600,000 shares; 199,660 and 198,676 issued at 2007 and 2006, respectively; 197,965 and 196,912 outstanding at 2007 and 2006, respectively	**19,966**	19,868
Additional paid-in capital	**104,762**	66,677
Accumulated other comprehensive income, net	**28,322**	20,641
Treasury stock (shares of 1,695 and 1,764 at 2007 and 2006, respectively)	**(34,138)**	(35,233)
Retained earnings	**725,561**	1,145,407
Total shareholders' equity	**844,473**	1,217,360
Commitments and contingencies (Note 17)		
Total liabilities and shareholders' equity	**$1,479,020**	1,634,241

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income

(in thousands, except per share data)	Years Ended December 31, 2007	2006	2005
Revenues:			
Electronic payment processing services (includes $5.6 million, $5.1 million and $5.0 million from related parties for 2007, 2006 and 2005, respectively)	**$ 955,926**	989,062	869,788
Merchant acquiring services (includes $2.4 million from related parties for 2005)	**254,069**	260,275	237,418
Other services (includes $9.0 million, $7.8 million and $7.0 million from related parties for 2007, 2006 and 2005, respectively)	**218,128**	185,096	182,584
Revenues before reimbursable items	**1,428,123**	1,434,433	1,289,790
Reimbursable items (includes $2.5 million, $1.8 million and $3.0 million from related parties for 2007, 2006 and 2005, respectively)	**377,713**	352,738	313,141
Total revenues (Notes 2 and 20)	**1,805,836**	1,787,171	1,602,931
Expenses:			
Salaries and other personnel expense (Notes 14 and 19)	**576,655**	522,244	461,871
Net occupancy and equipment expense	**273,154**	327,254	302,699
Spin related expenses (Note 23)	**13,526**	—	—
Other operating expenses (includes $9.5 million, $9.6 million and $8.4 million to related parties for 2007, 2006 and 2005, respectively)	**211,277**	227,853	238,091
Expenses before reimbursable items	**1,074,612**	1,077,351	1,002,661
Reimbursable items	**377,713**	352,738	313,141
Total expenses (Note 2)	**1,452,325**	1,430,089	1,315,802
Operating income	**353,511**	357,082	287,129
Nonoperating income (expense):			
Interest income (includes $16.5 million, $7.5 million and $2.8 million from related parties for 2007, 2006 and 2005, respectively) (Note 2)	**26,925**	14,113	6,012
Interest expense (Note 2)	**(3,133)**	(573)	(374)
Gain (loss) on foreign currency translation, net	**41**	1,232	(840)
Other income	**347**	—	—
Total nonoperating income	**24,180**	14,772	4,798
Income before income taxes, minority interests and equity in income of equity investments	**377,691**	371,854	291,927
Income taxes (Note 18)	**143,668**	126,182	103,286
Income before minority interest and equity in income of equity investments	**234,023**	245,672	188,641
Minority interests in consolidated subsidiaries' net income	**(1,976)**	(752)	(256)
Equity in income of equity investments (Note 9)	**5,396**	4,243	6,135
Net income	**$ 237,443**	249,163	194,520
Basic earnings per share	**$ 1.21**	1.27	0.99
Diluted earnings per share	**$ 1.20**	1.26	0.99
Weighted average common shares outstanding	**196,759**	196,744	197,145
Increase due to assumed issuance of shares related to common equivalent shares	**406**	333	200
Weighted average common and common equivalent shares outstanding	**197,165**	197,077	197,345

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(in thousands)	Years Ended December 31, 2007	2006	2005
Cash flows from operating activities:			
Net income	**$ 237,443**	249,163	194,520
Adjustments to reconcile net income to net cash provided by operating activities:			
Minority interests in consolidated subsidiaries' net income	**1,976**	752	256
(Gain) loss on foreign currency translation, net	**(41)**	(1,232)	840
Equity in income of equity investments	**(5,396)**	(4,243)	(6,135)
Dividends received from equity investments (Note 2)	**2,994**	2,371	1,659
Share-based compensation	**18,620**	9,157	1,137
Depreciation and amortization	**152,468**	184,894	150,077
Asset impairments	**1,158**	—	3,619
Provisions for (recoveries of) bad debt expenses and billing adjustments	**(568)**	1,614	4,589
Charges for transaction processing provisions	**35**	10,981	7,397
Deferred income tax (benefit) expense	**(10,052)**	(23,288)	(39,458)
Loss on disposal of equipment, net	**500**	147	2,535
(Increase) decrease in:			
Accounts receivable	**(8,997)**	(47,056)	(13,164)
Prepaid expenses, other current assets and other long-term assets	**(14,870)**	12,342	11,496
Increase (decrease) in:			
Accounts payable	**10,080**	673	(51,138)
Accrued salaries and employee benefits	**4,445**	(5,416)	21,420
Excess tax benefit from share-based payment arrangements	**(8,507)**	(2,984)	—
Other current liabilities and other long-term liabilities	**(46,426)**	(2,116)	(49,061)
Net cash provided by operating activities	**334,862**	385,759	240,589
Cash flows from investing activities:			
Purchases of property and equipment, net	**(55,274)**	(26,506)	(40,904)
Additions to licensed computer software from vendors	**(33,382)**	(11,858)	(12,875)
Additions to internally developed computer software	**(17,785)**	(13,972)	(22,602)
Cash acquired in acquisitions	**—**	8,150	38,798
Cash used in acquisitions	**(12,552)**	(77,541)	(134,768)
Additions to contract acquisition costs	**(22,740)**	(42,452)	(19,468)
Net cash used in investing activities	**(141,733)**	(164,179)	(191,819)
Cash flows from financing activities:			
Proceeds from borrowings of long-term debt	**263,946**	—	48,143
Excess tax benefit from share-based payment arrangements	**8,507**	2,984	—
Principal payments on long-term debt borrowings and capital lease obligations	**(4,816)**	(2,691)	(50,437)
Dividends paid on common stock (includes $528.4 million, $41.5 million and $31.9 million to a related party for 2007, 2006 and 2005, respectively) (Note 2)	**(655,246)**	(51,269)	(39,418)
Proceeds from exercise of stock options	**11,672**	4,253	2,957
Debt issuance costs	**(767)**	—	—
Repurchases of common stock	**—**	(22,874)	—
Net cash used in financing activities	**(376,704)**	(69,597)	(38,755)
Effect of exchange rate changes on cash and cash equivalents	**4,970**	(429)	(4,252)
Net (decrease) increase in cash and cash equivalents	**$(178,605)**	151,554	5,763
Cash and cash equivalents at beginning of year	**389,123**	237,569	231,806
Cash and cash equivalents at end of year	**$ 210,518**	389,123	237,569
Cash paid for interest	**$ 2,670**	573	374
Cash paid for income taxes, net of refunds	**$ 176,141**	144,880	135,630

Significant noncash transactions (Note 21)

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity and Comprehensive Income

(in thousands, except per share data)	Common Stock Shares	Common Stock Dollars	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Retained Earnings	Total Shareholders' Equity
Balance as of December 31, 2004	197,587	$ 19,759	$ 44,732	$ 15,373	$ (13,573)	$ 798,321	$ 864,612
Comprehensive income:							
Net income	—	—	—	—	—	194,520	194,520
Other comprehensive income, net of tax (Note 16):							
Foreign currency translation	—	—	—	(9,688)	—	—	(9,688)
Other comprehensive income	—	—	—	—	—	—	(9,688)
Comprehensive income	—	—	—	—	—	—	184,832
Common stock issued from treasury shares for exercise of stock options (Note 15)	—	—	184	—	732	—	916
Common stock issued for exercise of stock options (Note 14)	155	15	2,026	—	—	—	2,041
Common stock issued for nonvested awards (Note 14)	227	22	(22)	—	—	—	—
Share-based compensation (Note 14)	—	—	1,137	—	—	—	1,137
Cash dividends declared ($0.22 per share)	—	—	—	—	—	(43,376)	(43,376)
Issuance of common stock under commitment to charitable foundation	6	1	99	—	—	—	100
Tax benefits associated with stock options	—	—	2,510	—	—	—	2,510
Balance as of December 31, 2005	197,975	19,797	50,666	5,685	(12,841)	949,465	1,012,772
Comprehensive income:							
Net income	—	—	—	—	—	249,163	249,163
Other comprehensive income, net of tax (Note 16):							
Foreign currency translation	—	—	—	15,885	—	—	15,885
Change in accumulated OCI related to postretirement healthcare plans	—	—	—	(929)	—	—	(929)
Other comprehensive income	—	—	—	—	—	—	14,956
Comprehensive income	—	—	—	—	—	—	264,119
Common stock issued from treasury shares for exercise of stock options (Note 15)	—	—	117	—	482	—	599
Common stock issued for exercise of stock options (Note 14)	275	28	3,595	—	—	—	3,623
Common stock issued for nonvested awards (Note 14)	426	43	(43)	—	—	—	—
Share-based compensation (Note 14)	—	—	9,150	—	—	—	9,150
Cash dividends declared ($0.27 per share)	—	—	—	—	—	(53,221)	(53,221)
Purchase of treasury shares (Note 15)	—	—	—	—	(22,874)	—	(22,874)
Tax benefits associated with stock options	—	—	3,192	—	—	—	3,192
Balance as of December 31, 2006	198,676	19,868	66,677	20,641	(35,233)	1,145,407	1,217,360
Cumulative effect of adoption of FIN 48 (Note 18)	—	—	—	—	—	**(1,969)**	**(1,969)**
Comprehensive income:							
Net income	—	—	—	—	—	**237,443**	**237,443**
Other comprehensive income, net of tax (Note 16):							
Foreign currency translation	—	—	—	**7,632**	—	—	**7,632**
Change in accumulated OCI related to postretirement healthcare plans	—	—	—	**49**	—	—	**49**
Other comprehensive income	—	—	—	—	—	—	**7,681**
Comprehensive income	—	—	—	—	—	—	**245,124**
Common stock issued from treasury shares for exercise of stock options (Note 15)	—	—	**314**	—	**1,095**	—	**1,409**
Common stock issued for exercise of stock options (Note 14)	**752**	**75**	**10,188**	—	—	—	**10,263**
Common stock issued for nonvested awards (Note 14)	**225**	**22**	**(22)**	—	—	—	—
Common stock issued under commitment to charitable foundation	**7**	**1**	**99**	—	—	—	**100**
Difference in carrying value of asset transferred from related party	—	—	**371**	—	—	—	**371**
Share-based compensation (Note 14)	—	—	**18,430**	—	—	—	**18,430**
Cash dividends declared ($3.31 per share)	—	—	—	—	—	**(655,320)**	**(655,320)**
Tax benefits associated with stock options	—	—	**8,705**	—	—	—	**8,705**
Balance as of December 31, 2007	**199,660**	**$19,966**	**$104,762**	**$28,322**	**$(34,138)**	**$ 725,561**	**$ 844,473**

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

NOTE 1 Basis of Presentation and Summary of Significant Accounting Policies

BUSINESS: Total System Services, Inc. (TSYS or the Company) provides electronic payment processing and related services to financial and nonfinancial institutions located in the United States and internationally. The Company offers merchant acquiring services to financial institutions and other organizations in the United States through its wholly owned subsidiary, TSYS Acquiring Solutions, L.L.C. (TSYS Acquiring, formerly Vital Processing Services, L.L.C.), and Japan through its majority owned subsidiary, GP Network Corporation (GP Net).

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION: The accompanying consolidated financial statements of Total System Services, Inc. include the accounts of TSYS and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by the Financial Accounting Standards Board's (FASB's) Interpretation No. 46(R) (FIN 46R), *"Consolidation of Variable Interest Entities,"* and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with FIN 46R.

RISKS AND UNCERTAINTIES AND USE OF ESTIMATES: Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, lower than anticipated growth from existing clients, an inability to attract new clients and grow internationally, loss of a major customer or other significant client, loss of a major supplier, an inability to grow through acquisitions or successfully integrate acquisitions, an inability to control expenses, technology changes, the impact of the application of and/ or changes in accounting principles, financial services consolidation, changes in regulatory requirements, a decline in the use of cards as a payment mechanism, disruption of the Company's international operations, breach of the Company's security systems, a decline in the financial stability of the Company's clients and uncertain economic conditions. Negative developments in these or other risk factors could have a material adverse effect on the Company's financial position, results of operations and cash flows.

The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. These estimates and assumptions are developed based upon all information available. Actual results could differ from estimated amounts.

CASH EQUIVALENTS: For purposes of the statements of cash flows, investments with a maturity of three months or less when purchased are considered to be cash equivalents.

RESTRICTED CASH: Restricted cash balances relate to cash balances collected on behalf of customers and held in escrow. TSYS records a corresponding liability for the obligation to the customer which is reflected in other current liabilities in the accompanying consolidated balance sheets.

ACCOUNTS RECEIVABLE: Accounts receivable balances are stated net of allowances for doubtful accounts and billing adjustments of $10.1 million and $11.0 million at December 31, 2007 and December 31, 2006, respectively.

TSYS records an allowance for doubtful accounts when it is probable that the accounts receivable balance will not be collected. When estimating the allowance for doubtful accounts, the Company takes into consideration such factors as its day-to-day knowledge of the financial position of specific clients, the industry and size of its clients, the overall composition of its accounts receivable aging, prior history with specific customers of accounts receivable write-offs and prior experience of allowances in proportion to the overall receivable balance. This analysis includes an ongoing and continuous communication with its largest clients and those clients with past due balances. A financial decline of any one of the Company's large clients could have a material adverse effect on collectibility of receivables and thus the adequacy of the allowance for doubtful accounts.

Increases in the allowance for doubtful accounts are recorded as charges to bad debt expense and are reflected in other operating expenses in the Company's consolidated statements of income. Write-offs of uncollectible accounts are charged against the allowance for doubtful accounts.

TSYS records an allowance for billing adjustments for actual and potential billing discrepancies. When estimating the allowance for billing adjustments, the Company considers its overall history of billing adjustments, as well as its history with specific clients and known disputes. Increases in the allowance for billing adjustments are recorded as a reduction of revenues in the Company's consolidated statements of income and actual adjustments to invoices are charged against the allowance for billing adjustments.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over estimated useful lives of 5-40 years, computer and other equipment over estimated useful lives of 2-5 years, and furniture and other equipment over estimated useful lives of 3-15 years. The Company evaluates impairment losses on long-lived assets used in operations in accordance with Statement of Financial Accounting Standards No. 144 (SFAS No. 144), *"Accounting for the Impairment or Disposal of Long-Lived Assets."*

All ordinary repairs and maintenance costs are expensed as incurred. Maintenance costs that extend the asset life are capitalized and amortized over the remaining estimated life of the asset.

LICENSED COMPUTER SOFTWARE: The Company licenses software that is used in providing electronic payment processing, merchant acquiring and other services to clients. Licensed software is obtained through perpetual licenses and site licenses and through agreements based on processing capacity (called "MIPS agreements"). Perpetual and site licenses are amortized using the straight-line method over their estimated useful lives which range from three to five years. Software licensed under MIPS agreements is amortized using a units-of-production basis over the estimated useful life of the software, generally not to exceed ten years. At each balance sheet date, the Company evaluates impairment losses on long-lived assets used in operations in accordance with SFAS No. 144.

ACQUISITION TECHNOLOGY INTANGIBLES: These identifiable intangible assets are software technology assets resulting from acquisitions. These assets are amortized using the straight-line method over periods not exceeding their estimated useful lives, which range from five to nine years. SFAS No. 142 requires that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their residual values, and reviewed for impairment in accordance with SFAS No. 144. Acquisition technology intangibles net book values are included in computer software, net in the accompanying balance sheets. Amortization expenses are charged to net occupancy and equipment expenses in the Company's consolidated statements of income.

SOFTWARE DEVELOPMENT COSTS: In accordance with Statement of Financial Accounting Standards No. 86, *"Computer Software to be Sold, Leased or Otherwise Marketed,"* software development costs are capitalized once technological feasibility of the software product has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed a detailed program design and has determined that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is generally available to clients. At each balance sheet date, the Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product which is determined by future undiscounted net cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made. Software development costs are amortized using the greater of (1) the straight-line method over its estimated useful life, which ranges from three to ten years or (2) the ratio of current revenues to total anticipated revenue over its useful life.

The Company also develops software that is used internally. These software development costs are capitalized based upon Statement of Position No. (SOP) 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."* Internal-use software development costs are capitalized once (1) the preliminary project stage is completed, (2) management authorizes and commits to funding a computer software project, and (3) it is probable that the project will be completed and the software will be used to perform the function intended. Costs incurred prior to meeting the qualifications are expensed as incurred. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Internal-use software development costs are amortized using an estimated useful life of three to five years. Software development costs may become impaired in situations where development efforts are abandoned due to the viability of the planned project becoming doubtful or due to technological obsolescence of the planned software product.

CONTRACT ACQUISITION COSTS: The Company capitalizes contract acquisition costs related to signing or renewing long-term contracts. The Company capitalizes internal conversion costs in accordance with FASB Technical Bulletin No. 90-1, *"Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts."* The capitalization of costs related to cash payments for rights to provide processing services is capitalized in accordance with the FASB's Emerging Issues Task Force (EITF) No. 01-9, *"Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendors Products),"* and Staff Accounting Bulletin No. 104 (SAB No. 104), *"Revenue Recognition."* All costs incurred prior to a signed agreement are expensed as incurred.

Contract acquisition costs are amortized using the straight-line method over the contract term beginning when the client's cardholder accounts are converted and producing revenues. The amortization of contract acquisition costs associated with cash payments is included as a reduction of revenues in the Company's consolidated statements of income. The amortization of contract acquisition costs associated with conversion activity is recorded as other operating expenses in the Company's consolidated statements of income.

The Company evaluates the carrying value of contract acquisition costs associated with each customer for impairment on the basis of whether these costs are fully recoverable from expected undiscounted net operating cash flows of the related contract. The determination of expected undiscounted net operating cash flows requires management to make estimates. These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed, diminished prospects for current clients or if the Company's actual results differ from its estimates of future cash flows. The amount of the impairment is written off in the period that such a determination is made.

EQUITY INVESTMENTS: TSYS' 49% investment in Total System Services de México, S.A. de C.V. (TSYS de México), an electronic payment processing support operation located in Mexico, is accounted for using the equity method of accounting, as is TSYS' 44.56% investment in China UnionPay Data Co., Ltd. (CUP Data) headquartered in Shanghai, China. TSYS' 45% ownership in a jointly owned and operated enterprise of corporate aircraft is also accounted for using the equity method of accounting. TSYS' equity investments are recorded initially at cost and subsequently adjusted for equity in earnings, cash contributions and distributions, and foreign currency translation adjustments.

GOODWILL: Goodwill results from the excess of cost over the fair value of net assets of businesses acquired. In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141 (SFAS No. 141), *"Business Combinations,"* and Statement of Financial Accounting Standards No. 142 (SFAS No. 142), *"Goodwill and Other Intangible Assets."* SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately.

SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144.

The portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an equity method investee that is recognized as goodwill in accordance with Accounting Principles Board (APB) Opinion No. 18 (APB 18), *"The Equity Method of Accounting for Investments in Common Stock,"* shall not be amortized. However, equity method goodwill shall not be reviewed for impairment in accordance with SFAS No. 142, but instead should continue to be reviewed for impairment in accordance with paragraph 19(h) of APB 18. Equity method goodwill, which is not reported as goodwill in the Company's consolidated balance sheet, but is reported as a component of the equity investment, was $43.6 million at December 31, 2007.

At December 31, 2007, the Company had unamortized goodwill in the amount of $142.5 million. The Company performed its annual impairment analyses of its unamortized goodwill balance, and this test did not indicate any impairment for the periods ended December 31, 2007, 2006 and 2005, respectively.

OTHER INTANGIBLE ASSETS: Identifiable intangible assets relate primarily to customer relationships, covenants-not-to-compete and trade names resulting from acquisitions. These identifiable intangible assets are amortized using the straight-line method over periods not exceeding the estimated useful lives, which range from three to ten years. SFAS No. 142 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144. Amortization expenses are charged to other operating expenses in the Company's consolidated statements of income.

FAIR VALUES OF FINANCIAL INSTRUMENTS: The Company uses financial instruments in the normal course of its business. The carrying values of cash equivalents, accounts receivable, accounts payable, accrued salaries and employee benefits, and other current liabilities approximate their fair value due to the short-term maturities of these assets and liabilities. The fair value of the Company's long-term debt and obligations under capital leases is not significantly different from its carrying value.

Investments in equity investments are accounted for using the equity method of accounting and pertain to privately held companies for which fair value is not readily available. The Company believes the fair values of its investments in equity investments exceed their respective carrying values.

IMPAIRMENT OF LONG-LIVED ASSETS: In accordance with SFAS No. 144, the Company reviews long-lived assets, such as property and equipment and intangibles subject to amortization, including contract acquisition costs and certain computer software, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

TRANSACTION PROCESSING PROVISIONS: The Company has recorded estimates to accrue for contract contingencies (performance penalties) and processing errors. A significant number of the Company's contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When providing for these accruals, the Company takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in the Company's contracts, progress towards milestones and known processing errors not covered by insurance.

These accruals are included in other current liabilities in the accompanying consolidated balance sheets. Increases and decreases in transaction processing provisions are charged to other operating expenses in the Company's consolidated statements of income, and payments or credits for performance penalties and processing errors are charged against the accrual.

MINORITY INTEREST: Minority interest in earnings of subsidiaries represents the minority shareholders' share of the net income or loss of GP Net and TSYS Managed Services EMEA, Ltd. (TSYS Managed Services). The minority interest in the consolidated balance sheet reflects the original investment by these shareholders in GP Net and TSYS Managed Services, their proportional share of the earnings or losses and their proportional share of net gains or losses resulting from the currency translation of assets and liabilities of GP Net and TSYS Managed Services.

FOREIGN CURRENCY TRANSLATION: The Company maintains several different foreign operations whose functional currency is their local currency. Foreign currency financial statements of the Company's Mexican and Chinese equity investments, the Company's wholly owned subsidiaries and the Company's majority owned subsidiaries, as well as the Company's division and branches in the United Kingdom and China, are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses, and net income which are translated at the average exchange rates for each reporting period. Net gains or losses resulting from the currency translation of assets and liabilities of the Company's foreign operations, net of tax when applicable, are accumulated in a separate section of shareholders' equity titled accumulated other comprehensive income (loss). Gains and losses on transactions denominated in currencies other than the functional currencies are included in determining net income for the period in which exchange rates change.

COMPREHENSIVE INCOME: Statement of Financial Accounting Standards No. 130 (SFAS No. 130), *"Reporting Comprehensive Income,"* requires companies to display, with the same prominence as other financial statements, the components of comprehensive income (loss). TSYS displays the items of other comprehensive income (loss) in its consolidated statements of shareholders' equity and comprehensive income.

TREASURY STOCK: The Company uses the cost method when it purchases its own common stock as treasury shares or issues treasury stock upon option exercises and displays treasury stock as a reduction of shareholders' equity.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (SFAS No. 133), *"Accounting for Derivative Instruments and Hedging Activities."* In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138 (SFAS No. 138), *"Accounting for Certain Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133."* SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company did not have any outstanding derivative instruments or hedging transactions at December 31, 2007.

REVENUE RECOGNITION: The Company's electronic payment processing services revenues are derived from long-term processing contracts with financial and nonfinancial institutions and are generally recognized as the services are performed. Electronic payment processing services revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, cards embossed and mailed and other processing services for cardholder accounts on file. Most of these contracts have prescribed annual revenue minimums. Processing contracts generally range from three to ten years in length and provide for penalties for early termination.

The Company's merchant acquiring services revenues are derived from long-term processing contracts with large financial institutions and other merchant acquirers which generally range from three to eight years and provide for penalties for early termination. Merchant acquiring services revenues are generated primarily from processing all payment forms including credit, debit, electronic benefits transfer and check truncation for merchants of all sizes across a wide array of retail market segments. The products and services offered include authorization and capture of electronic transactions, clearing and settlement of electronic transactions, information reporting services related to electronic transactions, merchant billing services, and point-of-sale terminal sales and services. Revenue is recognized as merchant acquiring services as those services are performed, primarily on a per unit basis. Revenues on point-of-sale terminal equipment are recognized upon the transfer of ownership and shipment of product.

The Company recognizes revenues in accordance with SAB No. 104. SAB No. 104 sets forth guidance as to when revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been performed; (3) the seller's price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured.

The Company evaluates its contractual arrangements that provide services to clients through a bundled sales arrangement in accordance with the FASB's EITF 00-21 (EITF 00-21), *"Revenue Arrangements with Multiple Deliverables."* EITF 00-21 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

A deliverable in multiple element arrangements indicates any performance obligation on the part of the seller and includes any combination of obligations to perform different services, grant licenses or other rights. Revenue is allocated to the separate units of accounting in a multiple element arrangement based on relative fair values, provided the delivered element has standalone value to the customer, the fair value of any undelivered items can be readily determined, and delivery of any undelivered items is probable and substantially within the Company's control. Evidence of fair value must be objective and reliable. An item has value to the customer on a standalone basis if it is sold separately by any vendor or the customer could resell the deliverable on a standalone basis.

The Company recognizes software license revenue in accordance with SOP 97-2, *"Software Revenue Recognition,"* and SOP 98-9, *"Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions."* For software licenses for which any services rendered are not considered essential to the functionality of the software, revenue is recognized upon delivery of the software, provided (1) there is evidence of an arrangement, (2) collection of the fee is considered probable, (3) the fee is fixed or determinable, and (4) vendor specific objective evidence (VSOE) exists to allocate revenue to the undelivered elements of the arrangement.

When services are considered essential to the functionality of the software licensed and VSOE exists for the undelivered elements of the arrangement, revenues are recognized over the period that such services will be performed using the percentage-of-completion method in accordance with SOP 81-1, *"Accounting for Performance of Construction-Type and Certain Production-Type Contracts."* Progress during the period in which services are performed is measured by the percentage of costs incurred to date to estimated total costs for each arrangement as this is the best measure of progress. Provisions for estimated losses on incomplete contracts are made in the period in which such losses are determined. For license arrangements in which the fee is not considered fixed or determinable, the license revenue is recognized as payments become due.

Maintenance fees associated with license software are billed annually in advance, and the associated revenue is recognized ratably over the term of the maintenance agreement. VSOE for maintenance is measured by the renewal rate offered to the client, taking into consideration the normal pricing and discounting practices for the underlying software license. Maintenance includes license updates, product support and unspecified software product upgrades.

The Company's other service revenues are derived from recovery collections work, bankruptcy process management, legal account management, skip tracing, commercial printing activities, targeted loyalty programs, and customer relationship management services, such as call center activities for card activation, balance transfer requests, customer service and collection. The contract terms for these services are generally shorter in nature as compared with the Company's long-term processing contracts. Revenue is recognized on these other services as the services are performed, either on a per unit or a fixed price basis.

In regards to taxes assessed by a governmental authority imposed directly on a revenue producing transaction, the Company reports its revenues on a net basis.

REIMBURSABLE ITEMS: Reimbursable items consist of out-of-pocket expenses which are reimbursed by the Company's clients. These expenses consist primarily of postage, access fees and third party software. The Company accounts for reimbursable items in accordance with the FASB's EITF No. 01-14, *"Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred."*

SHARE-BASED COMPENSATION: In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (Revised) (SFAS No. 123R) *"Share-Based Payment."* SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.

SFAS No. 123R is effective for all awards granted on or after January 1, 2006, and to awards modified, repurchased or cancelled after that date. SFAS No. 123R requires the Company to recognize compensation costs for the nonvested portion of outstanding share-based compensation granted in the form of stock options based on the grant-date fair value of those awards calculated under Statement of Financial Accounting Standards No. 123 (SFAS No. 123) *"Accounting for Stock-Based Compensation,"* for pro forma disclosures. Share-based compensation expenses include the impact of expensing the fair value of stock options (including both TSYS options and Synovus options to TSYS employees), as well as expenses associated with nonvested shares. In the future, the Company expects nonvested share awards to replace stock options as TSYS' primary method of share-based compensation. TSYS adopted the provisions of SFAS No. 123R effective January 1, 2006 using the modified-prospective-transition method.

Prior to 2006, the Company applied the intrinsic-value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25 (APB 25) and related interpretations, including FASB Interpretation No. 44, *"Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25,"* to account for its fixed-plan stock options. Under this method, compensation expense was recorded only if, on the date of grant, the market price of the underlying stock exceeded the exercise price. The Company elected to adopt only the disclosure requirements of SFAS No. 123.

Prior to the adoption of SFAS No. 123R, the Company elected to calculate compensation cost assuming all options would vest and reverse any recognized compensation costs for forfeited awards when the awards were actually forfeited. SFAS No. 123R eliminates this option and requires companies to estimate forfeitures when recognizing compensation cost. The estimate of forfeitures will be adjusted by a company as actual forfeitures differ from its estimates, resulting in compensation cost only for those awards that actually vest. The effect of the change in estimated forfeitures is recognized as compensation costs in the period of the change in estimate. In estimating its forfeiture rate, the Company stratified its data based upon historical experience to determine separate forfeiture rates for the different award grants. The Company currently estimates a forfeiture rate for existing stock option grants to TSYS non-executive employees, and a forfeiture rate for all other TSYS share-based awards (including Synovus options to TSYS employees). Currently, TSYS estimates a forfeiture rate in the range of 0% to 10.0%.

The Company has issued its common stock to directors and to certain employees under nonvested awards. The market value of the common stock at the date of issuance is recorded as a reduction of shareholders' equity in the Company's consolidated balance sheet and is amortized as compensation expense over the vesting period of the awards. For nonvested award grants that have pro rata vesting, the Company recognizes compensation expense using the straight-line method over the vesting period of the award.

LEASES: The Company is obligated under noncancelable leases for computer equipment and facilities. As these leases expire, they will be evaluated and renewed or replaced by similar leases based on need. A lease is an agreement conveying the right to use property, plant, or equipment (land and/or depreciable assets) usually for a stated period of time. For purposes of applying the accounting and reporting standards, leases are classified from the standpoint of the lessee as capital or operating leases. Statement of Financial Accounting Standards No. 13 (SFAS No. 13), *"Accounting for Leases,"* establishes standards of financial accounting and reporting for leases by lessees and lessors. If at inception a lease meets one or more of the following four criteria, the lease shall be classified as a capital lease by the lessee: (a) the lease transfers ownership of the property to the lessee by the end of the lease term; (b) the lease contains a bargain purchase option; (c) the lease term is equal to 75 percent or more of the estimated economic life of the leased property; and (d) the present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90 percent of the fair value of the leased property. If the lease does not meet one or more of the criteria, it shall be classified as an operating lease.

Rental payments on operating leases are charged to expense over the lease term. If rental payments are not made on a straight-line basis, rental expense nevertheless shall be recognized on a straight-line basis unless another systematic and rational basis is more representative of the time pattern in which use benefit is derived from the leased property, in which case that basis shall be used.

Certain of the Company's operating leases are for office space. The Company will make various alterations (leasehold improvements) to the office space and capitalize these costs as part of property and equipment. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter.

ADVERTISING: Advertising costs, consisting mainly of advertising in trade publications, are expensed as incurred or the first time the advertising takes place. Advertising expense for 2007, 2006 and 2005 was $1.1 million, $937,000 and $671,000, respectively.

INCOME TAXES: Income taxes reflected in TSYS' consolidated financial statements are computed based on the taxable income of TSYS as if TSYS were a standalone tax reporting entity. A consolidated U.S. federal income tax return is filed for Synovus

Financial Corp. (Synovus) and its majority owned subsidiaries, including TSYS through the year ended December 31, 2007.

The Company accounts for income taxes in accordance with the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Reserves against the carrying value of a deferred tax asset are established when necessary to reflect the decreased likelihood of realization of a deferred asset in the future. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax provisions require the use of management judgments, which are subject to challenge by various taxing authorities. Contingency reserves are periodically established where the amount of the contingency can be reasonably determined and is likely to occur. Reductions in contingency reserves are recognized when tax disputes are settled or examination periods lapse.

Significant estimates used in accounting for income taxes relate to the determination of taxable income, the determination of temporary differences between book and tax bases, as well as estimates on the realizability of tax credits.

TSYS recognizes potential interest and penalties related to the underpayment of income taxes as income tax expense in the consolidated statements of income.

TSYS adopted the provisions of FASB Interpretation No. 48 (FIN 48), *"Accounting for Income Taxes — an Interpretation of FASB Statement 109"* on January 1, 2007. This interpretation prescribed a recognition threshold and measurement attribute for the financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken in a tax return.

EARNINGS PER SHARE: Basic earnings per share (EPS) is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated to reflect the potential dilution that would occur if stock options or other contracts to issue common stock were exercised. Diluted EPS is calculated by dividing net income by weighted average common and common equivalent shares outstanding. Common equivalent shares are calculated using the treasury stock method.

RECENT ACCOUNTING PRONOUNCEMENTS: In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (SFAS No. 160), *"Noncontrolling Interests in Consolidated Financial Statements."* SFAS No. 160 will require noncontrolling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. SFAS No. 160 applies to the accounting for noncontrolling interests and transactions with noncontrolling interest holders in consolidated financial statements. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date except that comparative information must be recast to classify noncontrolling interests in equity, attribute net income and other comprehensive income to noncontrolling interests, and to provide other disclosures. SFAS No. 160 is effective for periods beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS No. 160 on its financial position, results of operations and cash flows, but has yet to complete its assessment.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R (SFAS No. 141R), *"Business Combinations."* SFAS No. 141R requires most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at "full fair value." SFAS No. 141R applies to all business combinations, including combinations among mutual entities and combinations by contract alone. SFAS No. 141R is effective for periods beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS No. 141R on its financial position, results of operations and cash flows, but has yet to complete its assessment.

In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-11 (EITF 06-11), *"Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards."* This guidance requires that the tax benefit received on dividends associated with share-based awards that are charged to retained earnings should be recorded in additional paid-in capital and included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards. EITF 06-11 is effective for the tax benefits of dividends declared in fiscal years beginning after December 15, 2007. The Company does not expect the impact of adopting EITF 06-11 on its financial position, results of operations and cash flows to be material.

In March 2007, the EITF reached a consensus on EITF Issue No. 06-10 (EITF 06-10), *"Accounting for Collateral Split-Dollar Life Insurance Arrangements."* This guidance requires that for an endorsement split-dollar life insurance arrangement (in which a company owns and controls the insurance policy), an employer should recognize a liability for future benefits in accordance with either Statement of Financial Accounting Standards No. 106 (SFAS No. 106), *"Employers' Accounting for Postretirement Benefits Other Than Pensions"* or Accounting Principles Board Opinion No. 12 (APB 12), *"Omnibus Opinion — 1967"* if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive arrangement with the employee. Entities should recognize the effects of applying the consensus in this guidance as a change in accounting principle through a cumulative-effect adjustment to retained earnings and other components of equity or net assets in the statement of financial position. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. The Company does not expect the impact of adopting EITF 06-10 on its financial position, results of operations and cash flows to be material.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS No. 159), *"The Fair Value Option for Financial Assets and Financial Liabilities."* SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the impact of adopting SFAS No. 159 on its financial position, results of operations and cash flows to be material.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), *"Fair Value Measurements."* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal periods beginning after November 15, 2007. The Company does not expect the impact of adopting SFAS No. 157 on its financial position, results of operations and cash flows to be material.

In September 2006, the EITF reached a consensus on EITF Issue No. 06-4 (EITF 06-4), *"Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements."* EITF 06-4 requires an employer to recognize a liability for future benefits based on the substantive agreement with the employee. EITF 06-4 requires a company to use the guidance prescribed in SFAS No. 106 and APB 12 when entering into an endorsement split-dollar life insurance agreement and recognizing the liability. EITF 06-4 is effective for fiscal periods beginning after December 15, 2007. The Company does not expect the impact of adopting EITF 06-4 on its financial position, results of operations and cash flows to be material.

RECLASSIFICATIONS: Certain insignificant reclassifications have been made to the 2006 and 2005 financial statements to conform to the presentation adopted in 2007.

NOTE 2 Relationships with Affiliated Companies

On October 25, 2007, the Company announced that it had entered into an agreement and plan of distribution with Synovus, under which Synovus planned to distribute all of its shares of TSYS common stock in a spin-off to Synovus shareholders. Under the terms and conditions of the agreement, on December 31, 2007 TSYS became a fully independent company, allowing for broader diversification of the Company's shareholder base, more liquidity of the Company's shares and additional investment in strategic growth opportunities and potential acquisitions.

Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS agreed to pay a one-time aggregate cash dividend of $600 million to all TSYS shareholders, including Synovus. TSYS funded the dividend through a combination of cash on hand and the use of a revolving credit facility. Refer to Note 23 in the consolidated financial statements for further information on the spin.

The Company continues to provide electronic payment processing and other services to Synovus subsequent to the spin-off. Beginning January 1, 2008, the Company's transactions with Synovus and its affiliates will no longer be considered related party transactions.

The Company provides electronic payment processing and other services to the Company's equity investments, TSYS de México and CUP Data. The Company had an equity investment with Visa and used the equity method of accounting to record its 50% ownership in the equity investment. In the ordinary course of business, TSYS, which owns the merchant acquiring back-end processing software used by TSYS Acquiring, provides processing services to TSYS Acquiring. On March 1, 2005, the Company acquired the remaining 50% interest in TSYS Acquiring. Refer to Note 22 for more information on the acquisition of TSYS Acquiring.

The foregoing related party services are performed under contracts that are similar to its contracts with unrelated third party customers. The Company believes the terms and conditions of transactions between the Company and these related parties are comparable to those which could have been obtained in transactions with unaffiliated parties. The Company's margins with respect to related party transactions are comparable to margins recognized in transactions with unrelated third parties. The amounts related to these transactions are disclosed on the face of TSYS' consolidated financial statements.

Line of Credit

On June 30, 2003, TSYS obtained a $45.0 million long-term line of credit from a banking affiliate of Synovus. The line was an automatic drawdown facility. The interest rate for the line of credit was the London Interbank Offered Rate (LIBOR) plus 150 basis points. In addition, there was a charge of 15 basis points on any funds unused. The line of credit was unsecured debt and included covenants requiring the Company to maintain certain minimum financial ratios. The Company used the facility occasionally during 2005, borrowing and repaying approximately $48.1 million. The line of credit expired on June 30, 2006.

In addition, TSYS maintains another unsecured credit agreement with Columbus Bank and Trust Company (CB&T), a subsidiary of Synovus. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2007 or 2006.

Balance Sheets

TSYS maintains deposit accounts with CB&T and other Synovus affiliates, the majority of which earn interest and on which TSYS receives market rates of interest. Included in cash and cash equivalents are deposit balances with Synovus affiliates of $136.4 million and $241.0 million at December 31, 2007 and 2006, respectively.

The Company maintains restricted cash balances on deposit with CB&T and other Synovus affiliates. The restricted cash balances relate to cash collected on behalf of clients which are held in escrow. At December 31, 2007 and 2006, the Company had restricted cash balances of $8.2 million and $5.0 million, respectively, on deposit with Synovus affiliates.

CB&T and another company for years have jointly owned and operated corporate aircraft for their internal use. CB&T owned an 80% interest in the enterprise. The arrangement allowed each entity access to the aircraft and each entity would pay for its usage of the aircraft. Each quarter, the net operating results of the enterprise would be shared among CB&T and the other company based on their ownership percentage. As a majority owned subsidiary of CB&T, TSYS had full access to the aircraft and hangar.

Prior to the completion of the spin-off, TSYS acquired a 45% ownership interest in the business enterprise for approximately $12.1 million, of which $9.7 million was paid to CB&T. TSYS will use the equity method of accounting for the enterprise.

At December 31, 2007 and 2006, TSYS had dividends payable of $11.2 million associated with related parties.

Through its related party transactions, TSYS generates accounts receivable and liability accounts with Synovus, CB&T and other Synovus affiliates, TSYS de México and CUP Data. At December 31, 2007 and 2006, the Company had accounts receivable balances of $331,000 and $34,000, respectively, associated with related parties. At December 31, 2007 and 2006, the Company had accounts payable balances of $281,000 and $95,000, respectively, associated with related parties. At December 31, 2007 and 2006, the Company had an accrued current liability to related parties of $59,000 and $47,000, respectively.

Statements of Income

The Company provides electronic payment processing services and other services for Synovus, CB&T and other Synovus affiliates, as well as the Company's equity method investments, TSYS de México, CUP Data and TSYS Acquiring.

The table below details revenues derived from affiliated companies for the years ended December 31, 2007, 2006 and 2005:

(in thousands)	**2007**	2006	2005
Electronic payment processing services:			
CB&T	**$5,431**	4,998	4,848
Synovus and affiliates	**124**	87	148
TSYS de México	**3**	3	2
Total electronic payment processing services	**$5,558**	5,088	4,998
Merchant acquiring services:			
TSYS Acquiring	**$ —**	—	2,378
Total merchant acquiring services	**$ —**	—	2,378
Other services:			
CB&T	**$7,604**	6,499	6,403
Synovus and affiliates	**1,412**	1,266	613
TSYS Acquiring	**—**	—	8
Total other services	**$9,016**	7,765	7,024
Reimbursable items:			
CB&T	**$2,067**	1,718	1,512
Synovus and affiliates	**298**	106	52
CUP Data	**88**	—	—
TSYS de México	**2**	15	20
TSYS Acquiring	**—**	—	1,421
Total reimbursable items	**$2,455**	1,839	3,005

The Company and Synovus and its affiliates are parties to various agreements to provide certain services between one another. The table below details expenses associated with affiliated companies for the years ended December 31, 2007, 2006 and 2005 by expense category:

(in thousands)	**2007**	2006	2005
Salaries and other personnel expense:			
Trustee fees paid to Synovus	**$ 1,138**	1,070	588
Total salaries and other personnel expense	**$ 1,138**	1,070	588
Net occupancy and equipment expense:			
Rent paid to CB&T by TSYS	**$ 119**	102	102
Rent paid to TSYS by CB&T	**(39)**	(40)	(39)
Rent paid to TSYS by Synovus	**(1,165)**	(1,062)	(945)
Total net occupancy and equipment expense	**$(1,085)**	(1,000)	(882)
Other operating expenses:			
Management fees paid to Synovus	**$ 8,890**	8,893	8,131
Processing support fees paid to TSYS de México	**141**	147	141
Misc. fees paid to Synovus	**163**	354	—
Misc. fees paid to CB&T	**285**	94	7
Banking service fees paid by TSYS to Synovus affiliate banks	**12**	43	83
Data processing service fees paid to TSYS de México	**1**	39	50
Data processing service fees paid to TSYS Acquiring	**—**	—	21
Total other operating expenses	**$ 9,492**	9,570	8,433

Nonoperating Income

The following table details the amount of interest the Company earned from related parties and the amount of interest expense the Company paid to related parties for the years ended December 31, 2007, 2006 and 2005:

(in thousands)	**2007**	2006	2005
Interest income from Synovus affiliate banks	**$16,456**	7,540	2,828
Interest expense paid to Synovus affiliate banks	—	—	37

Cash Flow

TSYS paid cash dividends to CB&T in the amount of approximately $528.4 million, $41.5 million and $31.9 million in 2007, 2006 and 2005, respectively. TSYS received cash dividends from its equity method equity investments of approximately $3.0 million, $2.4 million and $1.7 million in 2007, 2006 and 2005, respectively.

Stock Options

Prior to the spin-off, certain officers of TSYS and other TSYS employees participated in the Synovus Incentive Plans. Nonqualified options to acquire Synovus common stock were granted in 2007, 2006 and 2005 as follows:

(in thousands, except per share data)	**2007**	2006	2005
Number of shares under options	**103**	305	697
Weighted average exercise price	**$31.93**	27.67	28.71

These stock options were granted with an exercise price equal to the fair market value of Synovus common stock at the date of grant. The options vest over two to three years and expire eight to ten years from date of grant. Refer to Note 14 for more information on stock options.

Prior to the spin-off, Synovus had granted stock options to key TSYS employees through its various stock option plans under which the Compensation Committee of the Synovus Board of Directors had the authority to grant stock options, stock appreciation rights, restricted stock and performance awards. As a result of the spin-off, these outstanding Synovus stock options granted to TSYS employees were converted to TSYS options on December 31, 2007. Refer to Note 14 in the consolidated financial statements for more information on stock options.

The Company believes the terms and conditions of the transactions described above between TSYS, CB&T, Synovus and other affiliated companies are comparable to those which could have been obtained in transactions with unaffiliated parties. No significant changes have been made to the method of establishing terms with the affiliated companies during the periods presented.

NOTE 3 Cash and Cash Equivalents

Cash and cash equivalent balances at December 31 are summarized as follows:

(in thousands)	2007	2006
Cash and cash equivalents in domestic accounts	**$171,715**	344,197
Cash and cash equivalents in foreign accounts	**38,803**	44,926
Total	**$210,518**	389,123

The Company maintains accounts outside the United States denominated in currencies other than the U.S. Dollar. All amounts in domestic accounts are denominated in U.S. Dollars.

NOTE 4 Prepaid Expenses and Other Current Assets

Significant components of prepaid expenses and other current assets at December 31 are summarized as follows:

(in thousands)	2007	2006
Prepaid expenses	**$12,766**	14,837
Income taxes receivable	**10,838**	—
Supplies inventory	**8,725**	12,311
Other	**39,921**	28,684
Total	**$72,250**	55,832

NOTE 5 Property and Equipment, net

Property and equipment balances at December 31 are as follows:

(in thousands)	2007	2006
Buildings and improvements	**$231,893**	227,837
Computer and other equipment	**201,430**	164,117
Furniture and other equipment	**96,952**	86,677
Land	**17,909**	17,856
Construction in progress	**1,391**	1,257
Total property and equipment	**549,575**	497,744
Less accumulated depreciation and amortization	**266,437**	226,423
Property and equipment, net	**$283,138**	271,321

Depreciation and amortization expense related to property and equipment was $44.0 million, $43.4 million and $39.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. Depreciation expense includes amounts for equipment acquired under capital lease.

In September 2007, the Company recognized an impairment loss of $538,000 in net occupancy and equipment expense related to one of the Company's facilities. The impairment charge of $538,000 is reflected in the domestic-based support services segment.

NOTE 6 Computer Software, net

Computer software at December 31 is summarized as follows:

(in thousands)	2007	2006
Licensed computer software	**$337,067**	336,263
Software development costs	**190,340**	172,555
Acquisition technology intangibles	**44,053**	45,344
Total computer software	**571,460**	554,162
Less accumulated amortization:		
Licensed computer software	**226,366**	226,242
Software development costs	**122,439**	100,645
Acquisition technology intangibles	**16,825**	10,825
Total accumulated amortization	**365,630**	337,712
Computer software, net	**$205,830**	216,450

TSYS acquired TSYS Card Tech in July 2006. The Company has allocated approximately $12.5 million to acquisition technology intangibles. Refer to Note 22 for more information on TSYS Card Tech.

Amortization expense related to licensed computer software costs was $38.6 million, $75.0 million and $53.3 million for the years ended December 31, 2007, 2006 and 2005, respectively. Amortization expense includes amounts for computer software acquired under capital lease. Amortization of software development costs was $20.0 million, $12.5 million and $12.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. Amortization expense related to acquisition technology intangibles was $6.0 million for 2007, $5.2 million for 2006 and $3.9 million for 2005.

The Company was developing its Integrated Payments Platform supporting the on-line and off-line debit and stored value markets, which would have given clients access to all national and regional networks, EBT programs, ATM driving and switching services for online debit processing. Through 2004, the Company invested a total of $6.3 million. In March 2005, the Company evaluated its debit solution and decided to modify its approach in the debit processing market. With the acquisition of TSYS Acquiring and debit alternatives now available, TSYS determined that it would no longer market this third-party software product as its on-line debit solution. TSYS will continue to support this product for existing clients and will enhance and develop a new solution. As a result, TSYS recognized an impairment charge in net occupancy and equipment expense of approximately $3.1 million related to its on-line debit solution. In September 2005, TSYS recognized an impairment loss on developed software of $482,000. The $3.6 million of impairment charges for 2005 are reflected in the domestic-based support services segment.

The weighted average useful life for each component of computer software, and in total, at December 31, 2007, is as follows:

At December 31, 2007	Weighted Average Amortization Period (Yrs)
Licensed computer software	6.9
Software development costs	6.5
Acquisition technology intangibles	7.7
Total	6.8

Estimated future amortization expense of licensed computer software and software development costs as of December 31, 2007 for the next five years is:

(in thousands)	Licensed Computer Software	Software Development Costs
2008	$44,315	22,271
2009	34,848	17,539
2010	17,766	13,891
2011	6,866	8,868
2012	5,006	5,328

Estimated future amortization expense on acquisition technology intangibles as of December 31, 2007 for the next five years is:

(in thousands)	
2008	$5,299
2009	5,053
2010	5,053
2011	4,547
2012	3,839

NOTE 7 Contract Acquisition Costs, net

Significant components of contract acquisition costs at December 31 are summarized as follows:

(in thousands)	2007	2006
Payments for processing rights, net	**$ 96,449**	107,896
Conversion costs, net	**55,150**	59,553
Total	**$151,599**	167,449

Amortization related to payments for processing rights, which is recorded as a reduction of revenues, was $24.7 million, $26.7 million and $21.9 million for 2007, 2006 and 2005, respectively.

Amortization expense related to conversion costs was $15.9 million, $17.8 million and $15.9 million for 2007, 2006 and 2005, respectively.

In March 2007, the Company recognized an impairment loss related to conversion costs of $620,000, which is reflected in the domestic-based support services segment.

The weighted average useful life for each component of contract acquisition costs, and in total, at December 31, 2007 is as follows:

At December 31, 2007	Weighted Average Amortization Period (Yrs)
Payments for processing rights	9.5
Conversion costs	7.1
Total	8.8

Estimated future amortization expense on payments for processing rights and conversion costs as of December 31, 2007 for the next five years is:

(in thousands)	Payments for Processing Rights	Conversion Costs
2008	$25,130	10,948
2009	23,623	9,622
2010	15,757	8,894
2011	11,752	4,235
2012	8,626	2,007

NOTE 8 Goodwill, net

In November 2006, TSYS acquired 55% of TSYS Managed Services for an aggregate consideration of approximately $2.5 million, including direct acquisition costs. The Company has allocated $625,000 to goodwill related to TSYS Managed Services. Refer to Note 22 for more information on TSYS Managed Services.

In July 2006, TSYS acquired Card Tech, Ltd., a privately owned London-based payments firm, and related companies and renamed it TSYS Card Tech. The Company has allocated approximately $32.7 million to goodwill. Refer to Note 22 for more information on TSYS Card Tech.

In March 2005, TSYS acquired the remaining 50% of TSYS Acquiring for $95.8 million. Refer to Note 22 for more information on the acquisition of TSYS Acquiring. In accordance with authoritative accounting guidelines, TSYS recorded the acquisition of the incremental 50% interest as a business combination, requiring that

TSYS allocate the purchase price to the assets acquired and liabilities assumed based on their estimated fair values. The Company has allocated approximately $30.2 million to goodwill. As a result of the acquisition of control of TSYS Acquiring, TSYS changed from the equity method of accounting for the investment in TSYS Acquiring and began consolidating TSYS Acquiring's balance sheet and results of operations in the statement of income effective March 1, 2005. The Company recorded the remaining 50% interest in TSYS Acquiring's assets and liabilities at historical carrying values, which resulted in an additional increase in goodwill in 2005 of approximately $6.9 million.

Effective January 1, 2006, Golden Retriever Systems L.L.C. (Golden Retriever) became a wholly owned subsidiary of Enhancement Services Corporation (ESC). Also effective January 1, 2006, Merlin Solutions, L.L.C. (Merlin) became a wholly owned subsidiary of TSYS. Both entities were previously wholly owned subsidiaries of TSYS Acquiring and were reported under the merchant acquiring services segment. Effective January 1, 2006, the financial results of the two entities are included in the domestic-based support services segment. As a result, the Company reallocated approximately $5.1 million of goodwill between the merchant acquiring services segment and the domestic-based support services segment.

The changes in the carrying amount of goodwill at December 31, 2007 and 2006 are as follows:

(in thousands)	Domestic-Based Support Services	International-Based Support Services	Merchant Acquiring Services	Consolidated
Balance as of December 31, 2005	$ 67,642	1,591	43,632	$ 112,865
Transfer goodwill between segments	5,056	—	(5,056)	—
Acquisition of TSYS Card Tech	—	27,430	—	27,430
Acquisition of TSYS Managed Services	—	323	—	323
TSYS Acquiring purchase price allocation adjustment	—	—	(6,476)	(6,476)
Currency translation adjustments	—	(805)	—	(805)
Balance as of December 31, 2006	72,698	28,539	32,100	133,337
TSYS Card Tech purchase price allocation adjustment	**—**	**5,270**	**—**	**5,270**
TSYS Managed Services purchase price allocation adjustment	**—**	**302**	**—**	**302**
Currency translation adjustments	**—**	**3,636**	**—**	**3,636**
Balance as of December 31, 2007	**$72,698**	**37,747**	**32,100**	**$142,545**

Effective November 1, 2005, TSYS purchased an initial 34.04% equity interest in CUP Data. Effective August 1, 2006, TSYS increased its ownership interest to 44.56% of CUP Data for $15.6 million. The Company is using the equity method of accounting to account for its investment in CUP Data. The difference between the cost of an investment and the underlying equity in net assets of CUP Data is recognized as goodwill. The goodwill associated with CUP Data is not reported as goodwill in the Company's consolidated balance sheet, but is reported as a component of the equity investment. Refer to Note 22 for more information about CUP Data.

NOTE 9 Equity Investments

In December 2007, the Company acquired 45% of an aircraft enterprise for approximately $12.1 million. TSYS is using the equity method of accounting for this enterprise. Refer to Note 22 for more information on the aircraft enterprise.

TSYS held a 50% equity interest in TSYS Acquiring, an equity investment with Visa, which combines the front-end authorization and back-end accounting and settlement processing for merchants. On March 1, 2005, TSYS acquired the remaining 50% interest.

TSYS accounts for its 49% investment in TSYS de México and its 44.56% investment in CUP Data using the equity method of accounting. TSYS' equity investments are recorded initially at cost and subsequently adjusted for equity in earnings, cash contributions and distributions, and foreign currency translation adjustments.

A summary of TSYS' equity in income of equity investments (net of tax) for the years ended December 31, 2007, 2006 and 2005 is as follows:

(in millions)	**2007**	2006	2005
TSYS Acquiring	**$ —**	—	3.2
Other	**5.4**	4.2	2.9
Total equity in income of equity investments	**$5.4**	4.2	6.1

A summary of TSYS' equity investments at December 31 is as follows:

(in millions)	2007	2006
CUP Data	**$60.5**	55.2
TSYS de México	**8.1**	6.9
Other	**12.3**	—
Total	**$80.9**	62.1

NOTE 10 Other Intangible Assets, net

In July 2006, TSYS acquired TSYS Card Tech. The Company has allocated approximately $19.1 million to other intangible assets as part of the purchase price allocation to customer relationships and trade names. Refer to Note 22 in the consolidated financial statements for more information on TSYS Card Tech.

As part of the final purchase price allocation for TSYS Card Tech in 2007, TSYS reallocated approximately $5.3 million of customer relationship intangibles as goodwill. See Note 8 in the consolidated financial statements for further information on goodwill.

In March 2005, TSYS acquired the remaining 50% of TSYS Acquiring for $95.8 million. Refer to Note 22 for more information on the acquisition of TSYS Acquiring. TSYS has allocated approximately $12.0 million to other intangible assets as part of the purchase price allocation related to customer relationship intangibles.

Significant components of other intangible assets at December 31 are summarized as follows:

	2007		
(in thousands)	**Gross**	**Accumulated Amortization**	**Net**
Customer relationships	**$23,938**	**(10,727)**	**$13,211**
Covenants-not-to-compete	**1,000**	**(1,000)**	**—**
Trade name	**1,365**	**(1,114)**	**251**
Total	**$26,303**	**(12,841)**	**$13,462**

	2006		
(in thousands)	Gross	Accumulated Amortization	Net
Customer relationships	$28,610	(8,003)	$20,607
Covenants-not-to-compete	1,000	(850)	150
Trade name	1,335	(778)	557
Total	$30,945	(9,631)	$21,314

Amortization related to other intangible assets, which is recorded in other operating expenses, was $3.1 million, $4.2 million and $3.2 million for 2007, 2006 and 2005, respectively.

The weighted average useful life for each component of other intangible assets, and in total, at December 31, 2007 is as follows:

At December 31, 2007	**Weighted Average Amortization Period (Yrs)**
Customer relationships	7.5
Covenant-not-to-compete	3.4
Trade name	3.3
Total	7.1

Estimated future amortization expense on other intangible assets as of December 31, 2007 for the next five years is:

(in thousands)	
2008	$2,462
2009	2,179
2010	2,179
2011	2,179
2012	2,179

NOTE 11 Long-term Debt and Capital Lease Obligations

Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS agreed to pay a one-time aggregate cash dividend of $600 million to all TSYS shareholders, including Synovus. TSYS funded the dividend through a combination of cash on hand and the use of a revolving credit facility. On December 21, 2007, the Company entered into a Credit Agreement with Bank of America N.A., as Administrative Agent, The Royal Bank of Scotland plc, as Syndication Agent, and the other lenders. The Credit Agreement provides for a $168 million unsecured five year term loan to the Company and a $252 million five year unsecured revolving credit facility. The principal balance of loans outstanding under the credit facility bears interest at a rate of LIBOR plus an applicable margin of 0.60%. The applicable margin could vary within a range from 0.27% to 0.725% depending on changes in the Company's corporate credit rating which is currently at "BBB". Interest is paid on the last date of each interest period; however, if the period exceeds three months, interest is paid every three months after the beginning of such interest period. In addition, the Company is to pay each lender a fee in respect of the amount of such lender's commitment under the revolving credit facility (regardless of usage), ranging from 0.08% to 0.15% (currently 0.10%) depending on the Company's corporate credit rating.

The Company is not required to make any scheduled principal payments other than payment of the entire outstanding balance on December 21, 2012. The Company may prepay the revolving credit facility and the term loan in whole or in part at any time without premium or penalty, subject to reimbursement of the lenders' customary breakage and redeployment costs in the case of prepayment of LIBOR borrowings. The Credit Agreement includes covenants requiring the Company to maintain certain minimum financial ratios. The Company did not use the revolving credit facility in 2007.

The proceeds will be used for working capital and other corporate purposes, including financing the repurchase by TSYS of its capital stock.

In December 2007, the Company financed the purchase of $22.0 million of mainframe and distributed system software licenses with a note payable with the vendor. The term of the note is 39 months and the interest rate is 3.96%.

In August 2007, the Company's European operation obtained a loan of £33.0 million or approximately $67.7 million from a third party.

In January 2007, the Company's operation in Japan borrowed ¥250 million, or approximately $2.1 million, through a short-term note. The interest rate on the note is the Japan prime rate plus 375 basis points. The term of the note was one year.

In connection with the formation of TSYS Managed Services, TSYS and Merchants agreed to provide long-term financing to TSYS Managed Services. At the end of December 2007, the balance of the financing arrangement with Merchants was approximately £2.0 million, or approximately $3.9 million.

In addition, TSYS maintains another unsecured credit agreement with CB&T. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2007 or 2006.

Long-term debt at December 31 consists of:

(in thousands)	**2007**	2006
LIBOR + 0.60%, unsecured term loan, due December 21, 2012, with principal to be paid at maturity	**$168,000**	—
LIBOR + 0.45%, unsecured term loan, due January 31, 2009, with interest payments due monthly and principal to be paid at maturity	**65,254**	—
3.95% note payable, due March 1, 2011, with monthly interest and principal payments	**21,954**	—
LIBOR + 2.00%, unsecured term loan, due November 16, 2011, with quarterly interest payments and principal to be paid at maturity	**3,909**	—
Japan prime rate + 0.375%, unsecured term loan, due January 14, 2008, with interest payments due monthly and principal to be paid at maturity	**2,190**	—
Total debt	**261,307**	—
Less current portion	**8,648**	—
Noncurrent portion of long-term debt	**$252,659**	—

Required annual principal payments on long-term debt for the five years subsequent to December 31, 2007 are summarized as follows:

(in thousands)	
2008	$ 8,648
2009	71,972
2010	6,988
2011	5,699
2012	168,000

Capital lease obligations at December 31 consists of:

(in thousands)	**2007**	2006
Capital lease obligations	**$7,014**	6,781
Less current portion	**3,080**	3,156
Noncurrent portion of capital leases	**$3,934**	3,625

The present value of the future minimum lease payments under capital leases at December 31, 2007 are summarized as follows:

(in thousands)	
2008	$3,469
2009	2,959
2010	970
2011	167
2012	112
Total minimum lease payments	7,677
Less amount representing interest	663
	$7,014

NOTE 12 Other Current Liabilities

Significant components of other current liabilities at December 31 are summarized as follows:

(in thousands)	**2007**	2006
Accrued expenses	**$ 32,520**	44,578
Client liabilities	**32,199**	36,161
Deferred revenues	**25,733**	19,311
Accrued income taxes	**2,657**	25,384
Dividends payable	**13,859**	13,785
Transaction processing provisions	**8,525**	12,645
Client postage deposits	**4,244**	6,736
Other	**15,371**	21,745
Total	**$135,108**	180,345

NOTE 13 Shareholders' Equity

DIVIDENDS: Dividends on common stock of $655.2 million were paid in 2007, compared to $51.3 million and $39.4 million in 2006 and 2005, respectively. Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS paid a one-time aggregate cash dividend of $600 million to all TSYS shareholders. On May 25, 2006, the Company announced an increase in its quarterly dividend of 16.7% from $0.06 to $0.07 per share. On April 21, 2005, the Company announced an increase in its quarterly dividend of 50% from $0.04 to $0.06 per share.

EQUITY COMPENSATION PLANS: The following table summarizes TSYS' equity compensation plans by category:

(in thousands, except per share data) **Plan Category**	**(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**(b) Weighted-average exercise price of outstanding options, warrants and rights**	**(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
Equity compensation plans approved by security holders	**5,439**[(1)]	**$28.20**	**8,401**[(2)]
Equity compensation plans not approved by security holders	—	—	—
Total	**5,439**	**$28.20**	**8,401**

(1) Does not include an aggregate of 50,433 shares of nonvested awards which will vest over the remaining years through 2011.

(2) Includes 8,400,756 shares available for future grants under the Total System Services, Inc. 2002 Long-Term Incentive Plan and 2007 Omnibus Plan.

EARNINGS PER SHARE: The diluted earnings per share calculation excludes stock options and nonvested awards that are convertible into 5,213,298 common shares for the year ended December 31, 2007, and excludes 301,650 and 22,500 common shares for the years ended December 31, 2006 and 2005, respectively, because their inclusion would have been anti-dilutive.

NOTE 14 Share-Based Compensation

The following table illustrates the effect on net income and earnings per share for the year ended December 31, 2005 if the Company had applied the fair value recognition provisions of SFAS No. 123, to share-based employee compensation granted in the form of TSYS and Synovus stock options.

(in thousands, except per share data)	Year Ended December 31, 2005
Net Income	$194,520
Add: Share-based employee compensation expense, net of related income tax effects	741
Deduct: Share-based employee compensation expense determined under the fair value based method for all awards, net of related income tax effects	7,089
Net income, as adjusted	$188,172
Earnings per share:	
Basic — as reported	$ 0.99
Basic — as adjusted	$ 0.95
Diluted — as reported	$ 0.99
Diluted — as adjusted	$ 0.95

General Description of Share-Based Compensation Plans

TSYS has various long-term incentive plans under which the Compensation Committee of the Board of Directors has the authority to grant share-based compensation to TSYS employees.

Vesting for stock options granted during 2006 accelerates upon retirement for plan participants who have reached age 62 and who also have no less than fifteen years of service at the date of their election to retire. For stock options granted in 2006, share-based compensation expense is fully recognized for plan participants upon meeting the retirement eligibility requirements of age and service.

Stock options granted prior to 2006 generally become exercisable at the end of a two to three-year period and expire ten years from the date of grant. Vesting for stock options granted prior to 2006 accelerates upon retirement for plan participants who have reached age 50 and who also have no less than fifteen years of service at the date of their election to retire. Prior to adoption of SFAS No. 123R on January 1, 2006, share-based compensation expense was recognized in the pro forma disclosure over the nominal vesting period without consideration for retirement eligibility. Following adoption of SFAS No. 123R, share-based compensation expense is recognized in income over the remaining nominal vesting period with consideration for retirement eligibility.

The Company historically issues new shares or uses treasury shares to satisfy share option exercises. On April 20, 2006, TSYS announced that its board had approved a stock repurchase plan to purchase up to 2 million shares. With the completion of the spin-off, the TSYS Board of Directors extended to April 2010 TSYS' current share repurchase program and increased the number of shares that may be repurchased under the plan to 10 million. The shares will be purchased from time to time and purchases will depend on various factors including price, market conditions, acquisitions and the general financial position of TSYS. Repurchased shares will be used for general corporate purposes, including, but not limited to, fulfilling stock option exercises and the granting of nonvested shares.

Long-Term Incentive Plans — Synovus

Prior to the spin-off, Synovus had various stock option plans under which the Compensation Committee of the Synovus Board of Directors had authority to grant stock options, stock appreciation rights, restricted stock and performance awards to key Synovus employees, including key TSYS employees. The general terms of the existing stock option plans included vesting periods ranging from two to three years and exercise periods ranging from five to ten years. Such stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant date.

During 2007, Synovus granted 102,653 stock options to key TSYS officers and employees. The fair value of the option grant was $7.22 per option and was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions: risk-free interest rate of 4.78%; expected volatility of 21.76%; expected term of 6.0 years; and dividend yield of 2.60%. The expected term of 6.0 years was determined using the "simplified" method, as prescribed by SEC's Staff Accounting Bulletin No. 107.

During 2006, Synovus granted stock options to key TSYS executive officers. The fair value of the option grant was $6.57 and was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions: risk-free interest rate of 4.48%; expected volatility of 25.1%; expected term of 6.0 years; and dividend yield of 2.80%. The expected term of 6.0 years was determined using the "simplified" method, as prescribed by the SEC's Staff Accounting Bulletin No. 107.

The per share weighted average fair value of Synovus stock options granted to TSYS employees during 2005 was $7.13. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2005: risk-free interest rate of 4.2%; expected volatility of 22%; expected term of 8.6 years; and dividend yield of 2.5%.

As a result of the spin-off, all Synovus stock options outstanding granted to TSYS employees were converted to TSYS options on December 31, 2007.

A summary of the option activity related to option grants on Synovus common stock to TSYS employees as of December 31, 2007, 2006 and 2005, and changes during the years ended on those dates is presented below:

(in thousands, except per share data)	**2007**		2006		2005	
	Options	**Weighted Average Exercise Price**	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options:						
Outstanding at beginning of year	**6,045**	**$26.48**	6,451	$25.79	6,330	$24.89
Granted	**103**	**31.93**	305	27.67	697	28.71
Exercised	**(690)**	**20.77**	(645)	20.34	(534)	19.11
Net Synovus/ TSYS employee transfers in and out	**15**	**23.57**	(3)	21.90	1	21.28
Forfeited/canceled/converted to TSYS options	**(5,473)**	**27.29**	(63)	24.45	(43)	23.33
Outstanding at end of year	**—**	**$ —**	6,045	$26.48	6,451	$25.79
Options exercisable at year-end	**—**	**$ —**	2,594	$23.80	2,070	$22.02
Weighted average fair value of options granted during the year		**$ 7.22**		$ 6.57		$ 7.13

Long-Term Incentive Plans — TSYS

TSYS 2007 Omnibus Plan: TSYS maintains a Total System Services, Inc. 2007 Omnibus Plan ("2007 Plan") to advance the interests of TSYS and its shareholders through awards that give employees and directors a personal stake in TSYS' growth, development and financial success. Awards under the 2007 Plan are designed to motivate employees and directors to devote their best interests to the business of TSYS. Awards will also help TSYS attract and retain the services of employees and directors who are in a position to make significant contributions to TSYS' future success. Compensation paid pursuant to the 2007 Plan is intended, to the extent reasonable, to qualify for tax deductibility under Section 162(m) and Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, as may be amended from time to time.

The 2007 Plan is administered by the Compensation Committee of the Company's Board of Directors and enables the Company to grant nonqualified and incentive stock options, stock appreciation rights, restricted stock and restricted stock units, performance units or performance shares, cash-based awards, and other stock-based awards.

All stock options must have a maximum life of no more than ten years from the date of grant. The exercise price will not be less than 100% of the fair market value of TSYS' common stock at the time of grant. The aggregate number of shares of TSYS stock which may be granted to participants pursuant to awards granted under the 2007 Plan may not exceed 5,000,000 shares. Shares awarded under the 2007 Plan that are subsequently forfeited may also be awarded under the 2007 Plan.

TSYS 2002 Long-Term Incentive Plan: TSYS' compensation program includes long-term performance awards under the Total System Services, Inc. 2002 Long-Term Incentive Plan (TSYS 2002 Plan), which is used to attract, retain, motivate and reward employees and non-employee directors who make a significant contribution to the Company's long-term success. The TSYS 2002 Plan is administered by the Compensation Committee of the Company's Board of Directors and enables the Company to grant stock options, stock appreciation rights, restricted stock and performance awards; 9,355,299 shares of common stock are reserved for distribution under the TSYS 2002 Plan. Options granted under the TSYS 2002 Plan may be incentive stock options or nonqualified stock options as determined by the Committee at the time of grant.

Incentive stock options are granted at a price not less than 100% of the fair market value of the stock on the grant date, and nonqualified options are granted at a price to be determined by the Committee. Option vesting terms are established by the Committee at the time of grant and presently range from one to five years.

The expiration date of options granted under the TSYS 2002 Plan is determined at the time of grant and may not exceed ten years from the date of the grant.

2000 Long-Term Incentive Plan: TSYS maintains a 2000 Long-Term Incentive Plan (LTI Plan) to attract, retain, motivate and reward employees who make a significant contribution to the Company's long-term success and to enable such employees to acquire and maintain an equity interest in the Company. The LTI Plan is administered by the Compensation Committee of the Company's Board of Directors and enables the Company to grant stock options, stock appreciation rights, restricted stock and performance awards; 3.2 million shares of common stock were reserved for distribution under the LTI Plan. Options granted under the LTI Plan may be incentive stock options or nonqualified stock options as determined by the Committee at the time of grant.

Incentive stock options are granted at a price not less than 100% of the fair market value of the stock on the grant date, and nonqualified options are granted at a price to be determined by the Committee. Option vesting terms are established by the Committee at the time of grant and presently range from one to five years. The expiration date of options granted under the LTI Plan is determined at the time of grant and may not exceed ten years from the date of the grant.

Share-Based Compensation

TSYS' share-based compensation costs are included as expenses and classified as salaries and other personnel expenses. TSYS does not include amounts associated with share-based compensation as costs capitalized as software development and contract acquisition costs. For the year ended December 31, 2007, share-based compensation was $13.2 million (excluding $5.4 million included in spin related expenses) compared to $9.2 million and $1.1 million for the same periods in 2006 and 2005, respectively.

Prior to the spin-off, Synovus had granted stock options to key TSYS employees through its various stock option plans under which the Compensation Committee of the Synovus Board of Directors had the authority to grant stock options, stock appreciation rights, restricted stock and performance awards. As a result of the spin-off, these Synovus stock options outstanding granted to TSYS employees were converted to TSYS options on December 31, 2007. In connection with the conversion, TSYS recorded $5.4 million of expense related to the revaluation of the vested converted options. TSYS will recognize additional expense related to the nonvested converted options through the remaining vesting period, with the vast majority of the expense to occur in 2008.

Nonvested Awards: During 2007, the Company issued 241,260 shares of TSYS common stock with a market value of $7.6 million to certain key employees and non-management members of its board of directors under nonvested stock bonus awards for services to be provided by such officers, directors and employees in the future. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards.

During 2006, the Company issued 425,925 shares of TSYS common stock with a market value of $9.6 million to certain key executive officers, members of management and non-management members of its board of directors under nonvested stock bonus awards for services to be provided by such officers and directors in the future. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards.

During 2005, the Company issued 100,815 shares of TSYS common stock with a market value of $2.3 million to certain key executive officers and non-management members of its board of directors under nonvested stock bonus awards for services to be provided by such officers and directors in the future.

A summary of the status of TSYS' nonvested shares as of December 31, 2007, 2006 and 2005, respectively, and the changes during the periods are presented below:

Nonvested shares *(in thousands, except per share data)*	**2007**		2006		2005	
	Shares	**Weighted Average Grant-Date Fair Value**	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Outstanding at beginning of year	**514**	**$22.69**	101	$23.11	—	$ —
Issued	**241**	**31.37**	426	22.60	101	23.11
Vested	**(148)**	**22.63**	(13)	23.08	—	—
Forfeited/canceled	**(16)**	**26.37**	—	—	—	—
Outstanding at end of year	**591**	**$26.15**	514	$22.69	101	$23.11

As of December 31, 2007, there was approximately $11.0 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a remaining weighted average period of 1.9 years.

During 2005, TSYS authorized a total grant of 126,087 shares of nonvested stock to two key executives with a performance-vesting schedule (performance-vesting shares). These performance-vesting shares have seven one-year performance periods (2005-2011) during which the Compensation Committee establishes an earnings per share goal. Each year's award is 20% of the total authorized shares. Compensation expense for each year's award is measured on the grant date based on the quoted market price of TSYS common stock and is expensed on a straight-line basis for the year.

A summary of the status of TSYS' performance-based nonvested shares as of December 31, 2007, 2006 and 2005, respectively, and changes during those periods are presented below:

Performance-based Nonvested shares *(in thousands, except per share data)*	**2007**		2006		2005	
	Shares	**Weighted Average Grant Date Fair Value**	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Outstanding at beginning of year	**25**	**$20.00**	25	$24.93	—	$ —
Issued	**25**	**32.27**	25	20.00	25	24.93
Vested	**(25)**	**20.00**	(25)	24.93	—	—
Forfeited/canceled	**—**	**—**	—	—	—	—
Outstanding at end of year	**25**	**$32.27**	25	$20.00	25	$24.93

At December 31, 2007, there remained 50,433 performance-vesting shares to be granted between 2008 and 2011.

Synovus maintains various plans that are administered by its Compensation Committee of the Board of Directors designed to motivate employees and directors to devote their best interests to the business of Synovus. Through these plans, Synovus has granted nonvested awards to its employees. As a result of the spin-off and the distribution by Synovus of .483921 of a share of TSYS common stock on December 31, 2007 for each share of Synovus common stock outstanding on December 18, 2007, approximately 515,362 shares of TSYS stock were distributed to holders of Synovus nonvested awards. As a result, these shares are deemed nonvested TSYS shares and are not included in the calculation of basic EPS.

Stock Option Awards

As part of the spin-off, all Synovus stock options outstanding granted to TSYS employees were converted to TSYS options on December 31, 2007. The conversion resulted in 5.2 million TSYS options being granted to TSYS employees. The weighted average fair value of the option grant was $4.31 per option and it was estimated on the date of conversion using the Black-Scholes-Merton option pricing model with the following weighted average assumptions: risk-free interest rate of 3.28%; expected volatility of 26.41%; expected term of 2.4 years; and dividend yield of 1.04%. The expected term of 2.4 years was determined under the "simplified" method, as prescribed by the SEC's Staff Accounting Bulletin No. 107.

A summary of TSYS' stock option activity as of December 31, 2007, 2006 and 2005, and changes during the years ended on those dates is presented below:

(in thousands, except per share data)	2007		2006		2005	
	Options	**Weighted Average Exercise Price**	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options:						
Outstanding at beginning of year	**1,066**	**$15.53**	1,382	$15.19	1,586	$15.14
Granted	**5,195**	**28.55**	—	—	—	—
Exercised	**(822)**	**13.99**	(305)	13.84	(201)	14.70
Forfeited/canceled	**—**	**—**	(11)	19.64	(3)	20.10
Outstanding at end of year	**5,439**	**$28.20**	1,066	$15.53	1,382	$15.19
Options exercisable at year-end	**2,015**	**$24.72**	1,058	$15.46	1,359	$14.98
Weighted average fair value of options granted during the year		**$ 4.31**		$ —		$ —

The following table summarizes information about TSYS' stock options outstanding and exercisable at December 31, 2007:

(in thousands, except per share data)

Outstanding		Exercisable	
Number Outstanding at December 31, 2007	**Range of Exercise Prices**	**Number Exercisable at December 31, 2007**	**Range of Exercise Prices**
390	$ 1.83 - 19.64	390	$ 1.83 - 19.64
428	20.10 - 25.81	428	20.10 - 25.81
1,084	26.85 - 27.69	1,084	26.85 - 27.69
502	28.02 - 29.18	113	28.02 - 29.18
3,035	30.29 - 33.36	—	—
Total 5,439	Weighted Average $ 28.20	Total 2,015	Weighted Average $ 24.72

	Outstanding	**Exercisable**
Average remaining contractual life (in years)	4.5	4.4
Aggregate intrinsic value (in thousands)	$ (1,088)	$ 6,608

During the year ended December 31, 2007, there were 821,525 TSYS stock options exercised that had an intrinsic value of approximately $13.3 million.

During the year ended December 31, 2006, there were 305,000 TSYS stock options exercised that had an intrinsic value of approximately $2.8 million. The stock options exercised during 2006 were fully vested before January 1, 2006. During the year ended December 31, 2005, there were 201,200 TSYS stock options exercised that had an intrinsic value of approximately $1.9 million.

For awards granted before January 1, 2006 that were not fully vested on January 1, 2006, the Company will record the tax benefits from the exercise of stock options as increases to the "Additional paid-in capital" line item of the Consolidated Balance Sheets. If the Company does recognize tax benefits, the Company will record these tax benefits from share-based compensation costs as cash inflows in the financing section in the Statement of Cash Flows. The Company has elected to use the short-cut method to calculate its historical pool of windfall tax benefits, and as a result, will not record any benefits received from previous stock option exercises in the operating section in the Statement of Cash Flows.

As of December 31, 2007, there was approximately $9.7 million of total unrecognized compensation expense cost related to TSYS stock options that is expected to be recognized over a remaining weighted average period of 0.5 year.

NOTE 15 Treasury Stock

The following table summarizes shares held as treasury stock and their related carrying value:

(in thousands)	Number of Treasury Shares	Treasury Shares Cost
December 31, 2007	**1,695**	**$34,138**
December 31, 2006	1,764	35,233
December 31, 2005	692	12,841

Stock Repurchase Plan

On April 20, 2006, TSYS announced that its board had approved a stock repurchase plan to purchase up to 2 million shares, which represented slightly more than five percent of the shares of TSYS stock held by shareholders other than Synovus. The shares may be purchased from time to time over a two year period and will depend on various factors including price, market conditions, acquisitions and the general financial position of TSYS. Repurchased shares will be used for general corporate purposes.

With the completion of the spin-off, the TSYS Board of Directors extended to April 2010 TSYS' current share repurchase program that was set to expire in April 2008 and increased the number of shares that may be repurchased under the plan from 2 million to 10 million.

During 2006, TSYS purchased approximately 1.1 million shares of TSYS common stock through privately negotiated and open market transactions for an aggregate purchase price of $22.9 million, or an average per share price of $20.76. The Company has approximately 8,898,000 shares remaining that could be repurchased under the stock repurchase plan.

In April 2003, the Company announced a plan to purchase up to 2.0 million shares of its common stock from time to time and at various prices over the ensuing two years. Over the course of the plan, the Company repurchased 577,491 shares of its common stock at a cost of $11.0 million or an average cost of $19.07 per share. The plan expired on April 15, 2005.

The following table sets forth information regarding the Company's purchases of its common stock on a monthly basis during the three months ended December 31, 2007:

(in thousands, except per share data)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 2007	—	$—	1,102	898
November 2007	—	—	1,102	898
December 2007	—	—	1,102	8,898
Total	—	$—		

During 2007, 2006 and 2005, employees of the Company exercised options for 69,325, 30,000 and 46,200 shares of TSYS common stock, respectively, that were issued from treasury shares. During 2007, 2006 and 2005, employees of the Company exercised options for 752,200, 275,000 and 155,000 shares, respectively, of TSYS common stock that were newly issued shares.

NOTE 16 Other Comprehensive Income (Loss)

In June 1997, the FASB released SFAS No. 130. SFAS No. 130 established certain standards for reporting and presenting comprehensive income in the general-purpose financial statements. The purpose of SFAS No. 130 was to report all items that met the definition of "comprehensive income" in a prominent financial statement for the same period in which they were recognized. In accordance with the definition provided by Statement of Financial Accounting Concepts No. 6, comprehensive income includes all changes in owners' equity that resulted from transactions of the business entity with nonowners.

Comprehensive income is the sum of net income and other items that must bypass the income statement because they have not been realized, including items such as an unrealized holding gain or loss from available for sale securities and foreign currency translation gains or losses. These items are not part of net income, yet are important enough to be included in comprehensive income, giving the user a more comprehensive picture of the organization as a whole. Items included in comprehensive income, but not net income, are reported under the accumulated other comprehensive income section of shareholders' equity.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (SFAS No. 158), *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."* SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 was adopted by the Company as of December 31, 2006.

Comprehensive income (loss) for TSYS consists of net income, cumulative foreign currency translation adjustments and the recognition of an overfunded or underfunded status of a deferred benefit postretirement plan recorded as a component of shareholders' equity. The income tax effects allocated to and the cumulative balance of each component of accumulated other comprehensive income (loss) are as follows:

(in thousands)	Beginning Balance	Pretax amount	Tax effect	Net-of-Tax Amount	Ending Balance
December 31, 2004	$ 8,314	10,967	3,908	7,059	$ 15,373
Foreign currency translation adjustments	$ 15,373	(15,019)	(5,331)	(9,688)	$ 5,685
December 31, 2005	$ 15,373	(15,019)	(5,331)	(9,688)	$ 5,685
Foreign currency translation adjustments	$ 5,685	20,586	4,701	15,885	$ 21,570
Change in accumulated OCI related to postretirement healthcare plans	—	(1,465)	(536)	(929)	(929)
December 31, 2006	$ 5,685	19,121	4,165	14,956	$ 20,641
Foreign currency translation adjustments	**$21,570**	**9,456**	**1,824**	**7,632**	**$29,202**
Change in accumulated OCI related to postretirement healthcare plans	**(929)**	**76**	**27**	**49**	**(880)**
December 31, 2007	**$20,641**	**9,532**	**1,851**	**7,681**	**$28,322**

In July 2006, TSYS restructured its European branch operation into a new statutory structure that facilitates continued expansion in the European region. As a result, TSYS' UK branch structure was terminated with some of the former UK branch assets and workforce being contributed into the new European statutory structure. Consistent with its overall strategy of pursuing international investment opportunities, TSYS adopted the permanent reinvestment exception under Accounting Principles Board Opinion No. 23 (APB 23) *"Accounting for Income Taxes — Special Areas,"* with respect to future earnings of certain foreign subsidiaries. Its decision to permanently reinvest foreign earnings offshore means TSYS will no longer allocate taxes to foreign currency translation adjustments associated with these foreign subsidiaries accumulated in other comprehensive income.

NOTE 17 Commitments and Contingencies

LEASE COMMITMENTS: TSYS is obligated under noncancelable operating leases for computer equipment and facilities.

The future minimum lease payments under noncancelable operating leases with remaining terms greater than one year for the next five years and thereafter and in the aggregate as of December 31, 2007, are as follows:

(in thousands)	
2008	$ 95,240
2009	90,875
2010	79,817
2011	25,756
2012	6,228
Thereafter	20,907
Total future minimum lease payments	$318,823

The majority of computer equipment lease commitments come with a renewal option or an option to terminate the lease. These lease commitments may be replaced with new leases which allows the Company to continually update its computer equipment. Total rental expense under all operating leases in 2007, 2006 and 2005 was $92.8 million, $121.9 million and $107.9 million, respectively. Total rental expense under sublease arrangements in 2007 was $171,000.

The total of minimum rentals under noncancelable subleases as of the date of the latest balance sheet presented is $2.5 million.

CONTRACTUAL COMMITMENTS: In the normal course of its business, the Company maintains long-term processing contracts with its clients. These processing contracts contain commitments, including, but not limited to, minimum standards and time frames against which the Company's performance is measured. In the event the Company does not meet its contractual commitments with its clients, the Company may incur penalties and certain clients may have the right to terminate their contracts with the Company. The Company does not believe that it will fail to meet its contractual commitments to an extent that will result in a material adverse effect on its financial position, results of operations or cash flows.

CONTINGENCIES: The Company is subject to various legal proceedings and claims and is also subject to information requests, inquiries and investigations arising out of the ordinary conduct of its business. In the opinion of management, based in part upon the advice of legal counsel, all matters are believed to be adequately covered by insurance, or if not covered, are believed to be without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably. The Company establishes reserves for litigation and similar matters when those matters present loss contingencies that TSYS determines to be both probable and reasonably estimable in accordance with Statement of Financial Accounting Standards No. 5 (SFAS No. 5), *"Accounting for Contingencies"*.

GUARANTEES AND INDEMNIFICATIONS: The Company has entered into processing and licensing agreements with its clients that include intellectual property indemnification clauses. Under these clauses, the Company generally agrees to indemnify its clients, subject to certain exceptions, against legal claims that TSYS' services or systems infringe on certain third party patents, copyrights or other proprietary rights. In the event of such a claim, the Company is generally obligated to hold the client harmless and pay for related losses, liabilities, costs and expenses, including, without limitation, court costs and reasonable attorney's fees. The Company has not made any indemnification payments pursuant to these indemnification clauses.

The Company has not recorded a liability for guarantees or indemnities in the accompanying consolidated balance sheet since the maximum amount of potential future payments under such guarantees and indemnities is not determinable.

NOTE 18 Income Taxes

The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities.

The components of income tax expense included in the consolidated statements of income were as follows:

	Years Ended December 31,		
(in thousands)	**2007**	2006	2005
Current income tax expense (benefit):			
Federal	**$153,352**	137,103	139,116
State	**(2,958)**	3,669	(860)
Foreign	**3,326**	3,682	4,687
Total current income tax expense	**153,720**	144,454	142,943
Deferred income tax expense (benefit):			
Federal	**(11,929)**	(17,578)	(35,738)
State	**1,599**	(418)	(1,792)
Foreign	**278**	(276)	(2,127)
Total deferred income tax benefit	**(10,052)**	(18,272)	(39,657)
Total income tax expense	**$143,668**	126,182	103,286

Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes, minority interest and equity in income of equity investments as a result of the following:

(in thousands)	Years Ended December 31, 2007	2006	2005
Computed "expected" income tax expense	**$132,769**	130,149	102,175
Increase (decrease) in income tax expense resulting from:			
Minority interests in income of consolidated subsidiaries and equity in income of equity investments	**1,311**	1,222	2,058
State income tax expense (benefit), net of federal income tax effect	**(883)**	2,112	(1,724)
Increase in valuation allowance	**2,003**	1,840	388
Tax credits	**(5,290)**	(5,335)	(4,532)
Federal income tax expense resulting from deconsolidation	**10,369**	—	—
Permanent differences and other, net	**3,389**	(3,806)	4,921
Total income tax expense	**$143,668**	126,182	103,286

In connection with the spin-off, TSYS is required to de-consolidate from the federal and state income tax filings of its parent group. As a result, the Company expects to incur $11.5 million in federal and state income taxes arising from the recapture of excess loss account benefits of $2.4 million and intercompany deferred gains being triggered of $9.1 million.

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax liability at December 31, 2007 and 2006 relate to the following:

(in thousands)	At December 31, 2007	2006
Deferred income tax assets:		
Net operating loss and income tax credit carryforwards	**$ 9,807**	9,167
Allowances for doubtful accounts and billing adjustments	**3,015**	7,644
Deferred revenue	**11,532**	9,259
Other, net	**31,357**	29,249
Total deferred income tax assets	**55,711**	55,319
Less valuation allowance for deferred income tax assets	**(14,023)**	(12,020)
Net deferred income tax assets	**41,688**	43,299
Deferred income tax liabilities:		
Excess tax over financial statement depreciation	**(26,731)**	(35,044)
Computer software development costs	**(41,025)**	(46,686)
Purchase accounting adjustments	**(2,395)**	(3,192)
Foreign currency translation	**(11,111)**	(4,333)
Other, net	**(10,702)**	(7,507)
Total deferred income tax liabilities	**(91,964)**	(96,762)
Net deferred income tax liabilities	**$(50,276)**	(53,463)
Total net deferred tax assets (liabilities):		
Current	**$ 17,152**	21,556
Noncurrent	**(67,428)**	(75,019)
Net deferred income tax liability	**$(50,276)**	(53,463)

As of December 31, 2007, TSYS had recognized deferred tax assets from net operating loss and federal and state income tax credit forwards of $11.6 million and $4.1 million, respectively. As of December 31, 2006, TSYS had recognized deferred tax assets from net operating loss and federal and state income tax credit carryforwards of $15.4 million and $2.6 million, respectively. The credits will begin to expire in the year 2010. The net operating losses will expire in the years 2011 through 2019. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

At December 31, 2007 and 2006, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that TSYS will realize the benefits of these deductible differences, net of existing valuation allowances. The valuation allowance for deferred tax assets was $14.0 million and $12.0 million at December 31, 2007 and 2006, respectively. The increase in the valuation allowance for deferred income tax assets was $2.0 million for 2007. The increase relates to state and foreign losses recognized in 2007, which more likely than not will not be realized in later years.

The Company realizes substantial credits against state income taxes. The Company is able to recognize benefits in excess of its state income tax obligations by transferring these credits to affiliated companies in exchange for cash payments.

No provision for U.S. federal and state incomes taxes has been made in our consolidated financial statements for those non-U.S. subsidiaries whose earnings are considered to be reinvested. A distribution of these non-U.S. earnings in the form of dividends, or otherwise, would subject the Company to both U.S. federal and state income taxes, as adjusted for non-U.S. tax credits, and withholding taxes payable to the various non-U.S. countries. Determination of the amount of any unrecognized deferred income tax liability on these undistributed earnings is not practicable.

TSYS is a member of an affiliated group that files a consolidated U.S. Federal income tax return and most state and foreign income tax returns on a separate entity basis. In the normal course of business, the Company is subject to examinations by these taxing authorities unless statutory examination periods lapse. TSYS is no longer subject to U.S. Federal income tax examinations for years before 2004 and with few exceptions, the Company is no longer subject to income tax examinations from state and local or foreign tax authorities for years before 2001. There are currently no Federal or foreign tax examinations in progress. However, a number of tax examinations are in progress by the relevant state tax authorities. Although TSYS is unable to determine the ultimate outcome of these examinations, TSYS believes that its liability for uncertain tax positions relating to these jurisdictions for such years is adequate.

TSYS adopted the provisions of FIN 48 on January 1, 2007. This interpretation prescribed a recognition threshold and measurement attribute for the financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken in a tax return.

As a result of the implementation of FIN 48, the Company recognized approximately a $2.0 million increase in the liability for unrecognized income tax benefits, which was accounted for as a reduction to the January 1, 2007, balance of retained earnings. This adjustment was the cumulative effect of applying a different measurement standard in accounting for uncertainty in income taxes. During the year ended December 31, 2007, TSYS decreased its liability for prior year uncertain income tax positions as a discrete item by a net amount of approximately $2.8 million (net of the federal tax effect), including $0.8 million in interest and penalties. This decrease resulted from resolving a state tax examination, expiring state audit period statutes and other new information impacting the potential resolution of material uncertain tax positions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows(1):

(in millions)	**Twelve Months Ended December 31, 2007**
Beginning balance	$ 7.4
Current activity:	
Additions based on tax positions related to current year	1.7
Additions for tax positions of prior years	4.5
Reductions for tax positions of prior years	(7.5)
Settlements	—
Net, current activity	(1.3)
Ending balance	$ 6.1

(1) Unrecognized State tax benefits are not adjusted for the Federal tax impact.

TSYS recognizes potential interest and penalties related to the underpayment of income taxes as income tax expense in the consolidated statements of income. Gross accrued interest and penalties on unrecognized tax benefits totaled $1.4 million and $1.2 million as of January 1, 2007 and December 31, 2007, respectively. The total amounts of unrecognized income tax benefits as of January 1, 2007 and December 31, 2007 that, if recognized, would affect the effective tax rates are $6.2 million and $5.5 million (net of the Federal benefit on State tax issues), respectively, which includes interest and penalties of $0.9 million and $0.9 million.

NOTE 19 Employee Benefit Plans

The Company provides benefits to its employees by offering employees participation in certain defined contribution plans. On December 31, 2007, Synovus completed the spin-off to its shareholders of the shares of TSYS stock formerly owned by Synovus. As a result of the spin-off, TSYS created TSYS specific benefit plans. The employee benefit plans through which TSYS provided benefits to its employees during 2007 are described as follows:

MONEY PURCHASE PLAN: During 2007, the Company's employees were eligible to participate in the Synovus Financial Corp./Total System Services, Inc. (Synovus/TSYS) Money Purchase Pension Plan, a defined contribution pension plan. The terms of the plan provide for the Company to make annual contributions to the plan equal to 7% of participant compensation, as defined. The Company's contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)	
2007	**$18,699**
2006	19,156
2005	17,322

PROFIT SHARING PLAN: During 2007, the Company's employees were eligible to participate in the Synovus/TSYS Profit Sharing Plan. The Company's contributions to the plan are contingent upon achievement of certain financial goals. The terms of the plan limit the Company's contribution to 7% of participant compensation, as defined, not to exceed the maximum allowable deduction under Internal Revenue Service guidelines. The Company's contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)	
2007	**$17,995**
2006	19,038
2005	17,804

401(K) PLAN: During 2007, the Company's employees were eligible to participate in the Synovus/TSYS 401(k) Plan. The terms of the plan allow employees to contribute eligible pretax compensation with a discretionary company contribution up to a maximum of 7% of participant compensation, as defined, based upon the Company's attainment of certain financial goals. The Company's contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)	
2007	**$ 1,007**
2006	5,373
2005	15,190

STOCK PURCHASE PLAN: The Company maintains stock purchase plans for employees and directors, whereby TSYS makes contributions equal to one-half of employee and director voluntary contributions. The funds are used to purchase presently issued and outstanding shares of TSYS common stock for the benefit of participants. The Company's contributions to these plans charged to expense for the years ended December 31 are as follows:

(in thousands)	
2007	**$5,547**
2006	5,209
2005	4,836

POSTRETIREMENT MEDICAL BENEFITS PLAN: TSYS provides certain medical benefits to qualified retirees through a postretirement medical benefits plan, which is immaterial to the Company's consolidated financial statements. The measurement of the benefit expense and accrual of benefit costs associated with the plan do not reflect the effects of the 2003 Medicare Act. Additionally, the benefit expense and accrued benefit cost associated with the plan, as well as any potential impact of the effects of the 2003 Medicare Act, are not significant to the Company's consolidated financial statements.

NOTE 20 Segment Reporting, including Geographic Area Data and Major Customers

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 (SFAS No. 131), *"Disclosures about Segments of an Enterprise and Related Information."* SFAS No. 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected financial information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic area data and major customers.

As a result of the spin-off and the associated spin-related costs, the Company revised its segment information to reflect the information that the chief operating decision maker (CODM) uses to make resource allocations and strategic decisions. The CODM at TSYS consists of the chairman of the board and chief executive officer, the president and the senior executive vice presidents. The revision included isolating spin related costs. Certain items have also been reclassified between segments. The results for previous periods have been reclassified to reflect the change.

In November 2006, TSYS acquired 55% of TSYS Managed Services to deliver a comprehensive range of managed services to financial institutions across Europe, the Middle East and Africa. Refer to Note 22 for more information on TSYS Managed Services. Since the acquisition, TSYS has included the financial results of TSYS Managed Services in the international-based support services segment.

In July 2006, TSYS acquired TSYS Card Tech, increasing TSYS card issuing and merchant acquiring capabilities and extending TSYS' geographic reach to Asia Pacific, Europe, the Middle East and Africa. Since the acquisition, TSYS has included the financial results of TSYS Card Tech in the international-based support services segment.

In April 2006, TSYS renamed Vital Processing Services, L.L.C. as TSYS Acquiring. Effective January 1, 2006, Golden Retriever became a wholly owned subsidiary of TSYS Loyalty. Also effective January 1, 2006, Merlin became a wholly owned subsidiary of TSYS. Both entities were previously wholly owned subsidiaries of TSYS Acquiring and were reported under the merchant acquiring services segment. Effective January 1, 2006, the financial results of the two entities are included in the domestic-based support services segment.

Through online accounting and electronic payment processing systems, TSYS provides electronic payment processing services and other related services to card-issuing institutions in the United States and internationally. The domestic-based support services include electronic payment processing services and other services provided from within the United States. The domestic-based support services segment includes the financial results of TSYS, excluding its foreign branch offices and divisions, and including the following subsidiaries: Columbus Depot Equipment Company, Columbus Productions, Inc., TSYS Canada Inc., TSYS Total Debt Management, Inc., ProCard, Inc., TSYS Technology Center, Inc., TSYS Prepaid, Inc., Merlin and TSYS Loyalty and its wholly owned subsidiary, Golden Retriever.

International-based support services include electronic payment processing services and other services from outside the United States. International-based support services include the financial results of GP Net, TSYS Japan Co., Ltd., TSYS Servicos de Transacoes Eletronicas Ltda., Total System Services Holding Europe LP and its subsidiaries and TSYS' foreign branch offices and divisions. TSYS' share of the equity earnings of its equity investments, TSYS de México and CUP Data, are included in international-based support services because TSYS de México's and CUP Data's operations and client bases are located outside the United States.

The Company believes the terms and conditions of transactions between the segments are comparable to those which could have been obtained in transactions with unaffiliated parties.

(in thousands) **Operating Segments**	**Domestic-Based Support Services**	**International-Based Support Services**	**Merchant Acquiring Services**	**Spin-Related Costs**	**Consolidated**
2007					
Revenues before reimbursables	$ 981,754	243,226	228,609	—	$1,453,589
Intersegment revenues	(23,479)	(1,187)	(800)	—	(25,466)
Revenues before reimbursables from external customers	$ 958,275	242,039	227,809	—	$1,428,123
Total revenues	$1,297,434	253,498	288,780	—	$1,839,712
Intersegment revenues	(31,889)	(1,187)	(800)	—	(33,876)
Revenues from external customers	$1,265,545	252,311	287,980	—	$1,805,836
Depreciation and amortization	$ 101,611	24,213	26,644	—	$ 152,468
Intersegment expenses	$ 12,965	(16,163)	(30,673)	—	$ (33,871)
Segment operating income	$ 258,842	44,083	64,112	(13,526)	$ 353,511
Income before income taxes, minority interest and equity income of equity investments	$ 282,727	42,845	65,645	(13,526)	$ 377,691
Income tax expense	$ 97,297	14,137	23,134	9,100	$ 143,668
Equity in income of equity investments	$ (120)	5,516	—	—	$ 5,396
Net income	$ 187,208	30,350	42,511	(22,626)	$ 237,443
Identifiable assets	$1,278,403	319,279	189,956	—	$1,787,638
Intersegment eliminations	(305,847)	(1,526)	(1,245)	—	(308,618)
Total assets	$ 972,556	317,753	188,711	—	$1,479,020

(in thousands) Operating Segments	Domestic-Based Support Services	International-Based Support Services	Merchant Acquiring Services	Spin-Related Costs	Consolidated
2006					
Revenues before reimbursables	$1,057,257	158,608	237,786	—	$1,453,651
Intersegment revenues	(18,130)	(956)	(132)	—	(19,218)
Revenues before reimbursables from external customers	$1,039,127	157,652	237,654	—	$1,434,433
Total revenues	$1,349,797	183,425	282,108	—	$1,815,330
Intersegment revenues	(27,071)	(956)	(132)	—	(28,159)
Revenues from external customers	$1,322,726	182,469	281,976	—	$1,787,171
Depreciation and amortization	$ 137,093	20,489	27,312	—	$ 184,894
Intersegment expenses	$ 22,476	(18,784)	(31,791)	—	$ (28,099)
Segment operating income	$ 283,396	16,236	57,450	—	$ 357,082
Income before income taxes, minority interest and equity income of equity investments	$ 295,303	16,958	59,593	—	$ 371,854
Income tax expense	$ 97,497	5,818	22,867	—	$ 126,182
Equity in income of equity investments	$ —	4,243	—	—	$ 4,243
Net income	$ 198,694	13,743	36,726	—	$ 249,163
Identifiable assets	$1,517,299	308,713	210,117	—	$2,036,129
Intersegment eliminations	(400,957)	(894)	(37)	—	(401,888)
Total assets	$1,116,342	307,819	210,080	—	$1,634,241

(in thousands) Operating Segments	Domestic-Based Support Services	International-Based Support Services	Merchant Acquiring Services	Spin-Related Costs	Consolidated
2005					
Revenues before reimbursables	$ 959,846	123,865	220,038	—	$1,303,749
Intersegment revenues	(13,809)	—	(150)	—	(13,959)
Revenues before reimbursables from external customers	$ 946,037	123,865	219,888	—	$1,289,790
Total revenues	$1,220,199	146,982	258,082	—	$1,625,263
Intersegment revenues	(22,183)	—	(149)	—	(22,332)
Revenues from external customers	$1,198,016	146,982	257,933	—	$1,602,931
Depreciation and amortization	$ 114,134	16,569	19,371	—	$ 150,074
Intersegment expenses	$ 34,594	(31,245)	(25,691)	—	$ (22,342)
Segment operating income	$ 238,098	6,542	42,489	—	$ 287,129
Income before income taxes, minority interest and equity income of equity investments	$ 241,666	6,972	43,289	—	$ 291,927
Income tax expense	$ 80,876	4,925	17,485	—	$ 103,286
Equity in income of equity investments	$ —	2,893	3,242	—	$ 6,135
Net income	$ 160,853	4,567	29,100	—	$ 194,520
Identifiable assets	$1,320,552	178,135	230,712	—	$1,729,399
Intersegment eliminations	(318,475)	(1)	(26)	—	(318,502)
Total assets	$1,002,077	178,134	230,686	—	$1,410,897

Revenues for domestic-based support services and merchant acquiring services include electronic payment processing services and other services provided from the United States to clients domiciled in the United States or other countries. Revenues for international-based support services include electronic payment processing services and other services provided from facilities outside the United States to clients based predominantly outside the United States.

GEOGRAPHIC AREA DATA: The Company maintains property and equipment, net of accumulated depreciation and amortization, in the following geographic areas:

(in millions)	At December 31, 2007	At December 31, 2006
United States	**$208.3**	204.7
Europe	**70.3**	63.1
Japan	**1.9**	1.9
Other	**2.6**	1.6
Totals	**$283.1**	271.3

The following geographic area data represents revenues for the years ended December 31 based on the domicile of the Company's customers:

(in millions)	2007	%	2006	%	2005	%
United States	**$1,400.2**	**77.5**	$1,482.1	82.9	$1,354.1	84.5
Europe	**211.8**	**11.7**	158.8	8.9	132.6	8.2
Canada	**126.8**	**7.0**	102.0	5.7	89.9	5.6
Japan	**24.5**	**1.4**	18.6	1.0	15.6	1.0
Mexico	**14.0**	**0.8**	12.3	0.7	7.6	0.5
Other	**28.5**	**1.6**	13.4	0.8	3.1	0.2
Totals	**$1,805.8**	**100.0**	$1,787.2	100.0	$1,602.9	100.0

GEOGRAPHIC AREA REVENUE BY OPERATING SEGMENT: The following table reconciles segment revenue to revenues by geography for the years ended December 31:

	Domestic-Based Support Services			International-Based Support Services			Merchant Acquiring Services		
(in millions)	2007	2006	2005	2007	2006	2005	2007	2006	2005
United States	**$1,113.1**	1,201.3	1,097.1	**$ 0.5**	—	—	**$286.6**	280.8	257.0
Europe	**1.7**	1.5	1.2	**210.1**	157.3	131.4	—	—	—
Canada	**126.2**	101.5	89.5	—	—	—	**0.6**	0.5	0.4
Japan	—	—	—	**24.5**	18.6	15.6	—	—	—
Mexico	**14.0**	12.3	7.6	—	—	—	—	—	—
Other	**10.5**	6.1	2.6	**17.2**	6.6	—	**0.8**	0.7	0.5
Totals	**$1,265.5**	1,322.7	1,198.0	**$252.3**	182.5	147.0	**$288.0**	282.0	257.9

MAJOR CUSTOMERS: For the years ended December 31, 2007, 2006 and 2005, the Company had three major customers which accounted for approximately 32.4%, 39.2% and 35.8%, respectively, of total revenues. Revenues from the major customers for the years ended December 31, 2007, 2006 and 2005, respectively, are primarily attributable to the domestic-based support services segment and the merchant acquiring services segment.

	Years Ended December 31,					
	2007		2006		2005	
Revenue *(in millions)*	**Dollars**	**% of Total Revenues**	Dollars	% of Total Revenues	Dollars	% of Total Revenues
Client 1	**$236.1**	**13.1**	$ 84.9	4.8	$ 55.0	3.4
Client 2	**213.3**	**11.8**	434.2	24.3	357.3	22.3
Client 3	**136.3**	**7.5**	181.0	10.1	162.1	10.1
Totals	**$585.7**	**32.4**	$700.1	39.2	$574.4	35.8

NOTE 21 Supplemental Cash Flow Information

Restricted Stock Awards

During 2007, the Company issued 241,260 shares of TSYS common stock with a market value of $7.6 million to certain key employees and non-management members of its board of directors under nonvested stock bonus awards for services to be provided by such officers, directors and employees in the future.

On October 23, 2006, the Company issued 275,150 shares of common stock with a market value of $6.7 million to certain key employees under nonvested shares for services to be provided by such employees in the future.

During the first quarter of 2006, the Company issued 150,775 shares of common stock with a market value of $3.0 million compared to 221,902 shares of common stock with a market value of $5.1 million in the first quarter of 2005. These shares are issued to certain key executive officers and non-management members of its board of directors under nonvested awards for services to be provided by such officers and directors in the future.

On July 19, 2005, the Company issued 5,000 shares of common stock with a market value of $120,000 to a certain key officer under a restricted stock bonus award for services to be provided by such officer in the future.

Equipment Acquired Under Capital Lease Obligations

The Company acquired equipment under capital lease in the amount of $4.8 million, $3.8 million and $1.5 million related to computer equipment and software in 2007, 2006 and 2005, respectively.

NOTE 22 Acquisitions

Aircraft Enterprise

CB&T and another company for years have jointly owned an enterprise that operated corporate aircraft for their internal use. CB&T owned an 80% interest in the enterprise. The arrangement allowed each entity access to the aircraft and each entity would pay for its usage of the aircraft. Each quarter, the net operating results of the enterprise would be shared among CB&T and the other company based on their respective ownership percentage. As a majority owned subsidiary of CB&T, TSYS had full access to the aircraft and hangar.

Prior to the completion of the spin-off, TSYS acquired a 45% ownership interest in the business enterprise for approximately $12.1 million, of which $9.7 million was paid to CB&T. TSYS will use the equity method of accounting for the enterprise.

TSYS Managed Services

On November 16, 2006, TSYS announced an agreement with Merchants, a customer-contact company, and a wholly owned subsidiary of Dimension Data, to deliver a comprehensive range of managed services to financial institutions across Europe, the Middle East and Africa. The agreement combines the call-center capabilities of Merchants with TSYS' special business unit, both of which specialize in customer-servicing operations, including back-office, cross-selling and up-selling activities for financial institutions engaged in card issuing and merchant acquiring. The new venture is called TSYS Managed Services EMEA, Ltd. and includes existing Merchants centers that comprise more than 200 seats in Milton Keynes, England, near London, and Barneveld, The Netherlands, near Amsterdam. TSYS paid an aggregate consideration of approximately $2.5 million, including direct acquisition costs.

Prior to the new agreement, TSYS contracted with Merchants to provide these services to TSYS' international clients. TSYS consolidated TSYS Managed Services' balance sheet and results of operations, as of November 16, 2006. The Company recorded the acquisition of majority ownership as a business combination requiring the Company to allocate the purchase price for the assets acquired and liabilities assumed based upon their relative fair values. The Company has preliminarily allocated $625,000 to goodwill related to TSYS Managed Services.

The acquisition of TSYS Managed Services allows TSYS to deliver the same managed services to clients in Europe and the broader region as it does to its domestic clients. TSYS Managed Services operates as a separate, majority owned subsidiary of TSYS. Revenues associated with TSYS Managed Services are included in international — based support services for segment reporting purposes.

The pro forma impact of the TSYS Managed Services acquisition on revenues and net income for periods prior to the acquisition was not material.

TSYS Card Tech

On July 11, 2006, TSYS acquired Card Tech, Ltd., a privately owned London-based payments firm, and related companies, increasing TSYS' electronic payment processing and merchant acquiring capabilities and extending its geographic reach to Asia Pacific, Europe, the Middle East and Africa. TSYS paid an aggregate consideration of approximately $59.3 million, including direct acquisition costs.

Card Tech, Ltd. was established in 1989 and maintains service centers in London, England; Dubai, United Arab Emirates; Nicosia, Cyprus; Kuala Lumpur, Malaysia; and Noida, India.

Card Tech has implemented its payments software for six of the 25 largest global banks and three of the largest global card issuers. Worldwide, the company has approximately 190 clients from 70 countries — primarily banks. Its applications are certified by all of the major global payment networks. TSYS formed and/or acquired five companies in connection with the Card Tech, Ltd. acquisition, which the Company collectively refers to as TSYS Card Tech.

The acquisition of TSYS Card Tech allows TSYS to expand its service offerings and enter into new markets. TSYS Card Tech's software applications are utilized globally. TSYS Card Tech offers a server-based system with an established global footprint for comprehensive issuing and acquiring services. TSYS Card Tech offers products and services for installment loans, credit, debit, merchant acquiring and prepaid payment platforms in addition to fraud, risk management, authorizations, chargebacks, e-commerce and m-commerce solutions designed for the bankcard market. TSYS Card Tech's applications are browser-based, multilingual, multicurrency and multi-country (including double-byte-enabled).

TSYS consolidated TSYS Card Tech's balance sheet and results of operations, as of July 11, 2006. The final purchase price allocation is presented below:

(in thousands)	
Cash and cash equivalents	$ 4,265
Intangible assets	19,100
Goodwill	32,700
Other assets	12,095
Total assets acquired	68,160
Other liabilities	8,693
Total liabilities assumed	8,693
Net assets acquired	$59,467

Revenues associated with TSYS Card Tech are included in electronic payment processing services and are included in international — based support services for segment reporting purposes.

The pro forma impact of the TSYS Card Tech acquisition on revenues and net income for periods prior to the acquisition was not material.

China UnionPay Data Co., Ltd.

Effective November 1, 2005, TSYS purchased an initial 34.04% equity interest in CUP Data, the payments-processing subsidiary of China UnionPay Co., Ltd. (CUP). Effective August 1, 2006, TSYS increased its ownership interest to 44.56%. CUP is sanctioned by the People's Bank of China, China's central bank, and has become one of the world's largest and fastest-growing payments networks. CUP Data currently provides transaction processing, disaster recovery and other services for banks and bankcard issuers in China. CUP Data has signed numerous processing agreements for several of China's largest financial institutions. The acquisition of an equity interest in CUP Data allows TSYS to entry into new markets internationally.

The Company is using the equity method of accounting to account for its investment in CUP Data. The difference between the cost of the investment and the amount of underlying equity in net assets of CUP Data is recognized as goodwill. The purchase price allocation related to the acquisition is presented below:

(in thousands)	
Total assets acquired	$12,921
Goodwill	39,773
Net assets acquired	$52,694

The goodwill associated with CUP Data is not reported as goodwill in the Company's balance sheet, but is reported as a component of the equity investment.

TSYS Acquiring Solutions, L.L.C.

Vital Processing Services, L.L.C. (Vital), a limited liability company, was established in May 1996 as a 50/50 joint venture between TSYS and Visa U.S.A. (Visa). Vital was renamed as TSYS Acquiring in April 2006. TSYS Acquiring provides integrated end-to-end electronic transaction processing services primarily to large financial institutions and other merchant acquirers. TSYS Acquiring processes all payment forms including credit, debit, prepaid, electronic benefit transfer and electronic check for merchants of all sizes across a wide array of retail market segments.

On March 1, 2005, TSYS acquired the remaining 50% of TSYS Acquiring from Visa for $95.8 million in cash, including direct acquisition costs of $794,000. TSYS Acquiring is now a separate, wholly owned subsidiary of TSYS. As a result of the acquisition of control of TSYS Acquiring, TSYS changed from the equity method of accounting for the investment in TSYS Acquiring and began consolidating TSYS Acquiring's balance sheet and results of operations in TSYS' consolidated financial statements. In accordance with authoritative accounting guidelines, TSYS recorded the acquisition of the incremental 50% interest as a business combination, requiring that TSYS allocate the purchase price to the assets acquired and liabilities assumed based on their relative fair values. The Company finalized the purchase price allocation and has allocated $30.2 million to goodwill, $30.5 million to other identifiable intangible assets and the remaining amount to the assets and liabilities acquired. Of the $30.5 million other identifiable intangible assets, the Company has allocated $18.5 million to computer software and the remaining amount to other intangible assets. The acquisition of TSYS Acquiring allows TSYS to be a provider of value-based services at both ends of the payment chain and allows TSYS to expand the services offered to the Company's largest customers. Revenues associated with TSYS Acquiring are included in merchant acquiring services and are classified in merchant acquiring services for segment reporting purposes.

Since TSYS acquired less than 100% of the outstanding shares of the acquired enterprise, the valuation of assets acquired and liabilities assumed in the acquisition was based on a pro rata allocation of the fair values of the assets acquired and liabilities assumed and the historical financial statement carrying amounts of the assets and liabilities of the acquired enterprise. As a result, TSYS recorded the fair value of the 50% interest of TSYS Acquiring's assets acquired and liabilities assumed as of March 1, 2005. The Company recorded the remaining 50% interest of TSYS Acquiring's assets and liabilities at historical carrying values. The purchase price allocation is presented below:

(in thousands)	
Cash and cash equivalents	$ 19,399
Intangible assets	30,500
Goodwill	30,211
Other assets	47,563
Total assets acquired	127,673
Other liabilities	31,830
Total liabilities assumed	31,830
Minority interest	49
Net assets acquired	$ 95,794

Effective October 1, 2005, TSYS acquired the remaining 49% of Merlin, a subsidiary of TSYS Acquiring, for approximately $2.0 million. TSYS recorded the acquisition of the incremental 49% interest as a business combination requiring the Company to allocate the purchase price of the assets acquired and liabilities assumed based on their relative fair values. The Company has allocated $1.9 million to goodwill related to the acquisition of Merlin by TSYS Acquiring.

NOTE 23 Synovus Spin-off of TSYS

In July 2007, Synovus' Board of Directors appointed a special committee of independent directors to make a recommendation with respect to whether to distribute Synovus' ownership interest in TSYS to Synovus' shareholders. As a result, the TSYS Board of Directors formed a special committee of independent TSYS directors to consider the terms of any proposed spin-off by Synovus of its ownership interest in TSYS, including the size of the pre-spin cash dividend.

On October 25, 2007, the Company entered into an agreement and plan of distribution with Synovus, under which Synovus planned to distribute all of its shares of TSYS common stock in a spin-off to Synovus shareholders. Under the terms and conditions of the agreement, TSYS would become a fully independent company, allowing for broader diversification of the Company's shareholder base, more liquidity of the Company's shares and additional investment in strategic growth opportunities and potential acquisitions.

In accordance with the agreement and plan of distribution by and among TSYS, Synovus and CB&T, on November 30, 2007, TSYS entered into a Transition Services Agreement, an Employee Matters Agreement, an Indemnification and Insurance Matters Agreement, a Master Confidential Disclosure Agreement and an Assignment and Assumption Agreement with Synovus. On November 30, 2007, TSYS also entered into a Tax Sharing

Agreement with CB&T and Synovus. On November 30, 2007, TSYS, Synovus and CB&T also entered into an amendment to the Distribution Agreement which clarified that the effective time of the spin-off transaction would be prior to the close of business on December 31, 2007.

Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS agreed to pay a one-time aggregate cash dividend of $600 million to all TSYS shareholders, including Synovus. The per share amount of the $600 million special cash dividend was determined to be $3.0309 per share, based on the number of TSYS shares outstanding as of the close of business on December 17, 2007, the record date. TSYS funded the dividend with a combination of cash on hand and the use of a revolving credit facility. Refer to Note 11 for more information on the revolving credit facility.

Synovus distributed .483921 of a share of TSYS common stock on December 31, 2007 for each share of Synovus common stock outstanding on December 18, 2007, the record date.

The spin-off was completed on December 31, 2007. TSYS incurred expenses associated with advisory and legal services in connection with the spin-off assessment. TSYS also incurred expenses for the incremental fair value associated with converting Synovus stock options held by TSYS employees to TSYS options. Expenses associated with the spin-off for the year ended December 31, 2007 are as follows:

(in millions)	2007
Incremental value of converting Synovus stock options to TSYS stock options	$ 6
Other operating expenses	8
Total operating expenses	14
Tax impact*	(2)
Total operating expenses, net of tax impact	12
Income taxes related to deconsolidation	11
Total	$23

* Certain expenses in a re-organization, such as the spin-off, are not deductible for tax purposes. A majority of the expenses in 2007 are not deductible.

With the completion of the spin-off, the TSYS Board of Directors extended to April 2010 TSYS' current share repurchase program that was set to expire in April 2008 and increased the number of shares that may be repurchased under the plan from 2 million to 10 million.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Total System Services, Inc.:

We have audited the accompanying consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flows, and shareholders' equity and comprehensive income for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total System Services, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 18 to the consolidated financial statements, effective January 1, 2007, the Company adopted the recognition and disclosure provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109.*

As discussed in Notes 1 and 14 to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment.*

As discussed in Note 16 to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* as of December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Total System Services, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Atlanta, Georgia
February 28, 2008

Management's Report on Internal Control Over Financial Reporting

The management of Total System Services, Inc. (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company maintains accounting and internal control systems which are intended to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are executed in accordance with management's authorization and accounting records are reliable for preparing financial statements in accordance with accounting principles generally accepted in the United States.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, risk.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in *Internal Control — Integrated Framework.*

Based on our assessment management believes that, as of December 31, 2007, the Company's internal control over financial reporting is effective based on those criteria.

Philip W. Tomlinson
Chairman of the Board &
Chief Executive Officer

James B. Lipham
Senior Executive Vice President &
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors
Total System Services, Inc.:

We have audited Total System Services, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Total System Services, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Total System Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flows, and shareholders' equity and comprehensive income, for each of the years in the three-year period ended December 31, 2007, and our report dated February 28, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Atlanta, Georgia
February 28, 2008

Quarterly Financial Data (Unaudited), Stock Price, Dividend Information

TSYS' common stock trades on the New York Stock Exchange (NYSE) under the symbol "TSS." Price and volume information appears under the abbreviation "TotlSysSvc" in NYSE daily stock quotation listings. As of February 21, 2008, there were 34,125 holders of record of TSYS common stock, some of whom are holders in nominee name for the benefit of different shareholders.

The fourth quarter dividend of $0.07 per share was declared on November 30, 2007, and was paid January 2, 2008, to shareholders of record on December 17, 2007. A fourth quarter one-time special dividend related to the spin-off of $3.03 per share was also declared on November 30, 2007, and was paid December 31, 2007, to shareholders of record on December 17, 2007. Total dividends declared in 2007 and in 2006 amounted to $655.3 million and $53.2 million, respectively. It is the present intention of the Board of Directors of TSYS to continue to pay cash dividends on its common stock.

Presented here is a summary of the unaudited quarterly financial data for the years ended December 31, 2007, 2006 and 2005.

(in thousands, except per share data)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007	**Revenues**	**$429,603**	**460,155**	**457,565**	**458,513**
	Operating income	**85,679**	**95,916**	**91,219**	**80,697**
	Net income	**57,273**	**65,688**	**68,802**	**45,680**
	Basic earnings per share	**0.29**	**0.33**	**0.35**	**0.23**
	Diluted earnings per share	**0.29**	**0.33**	**0.35**	**0.23**
	Cash dividends declared	**0.07**	**0.07**	**0.07**	**3.10**
	Stock prices:				
	High	**33.09**	**35.05**	**30.01**	**30.99**
	Low	**25.48**	**29.00**	**26.68**	**24.35**
	Close	**31.85**	**29.51**	**27.78**	**28.00**
2006	Revenues	$ 412,290	429,165	441,815	503,901
	Operating income	71,857	84,731	72,257	128,237
	Net income	50,393	57,406	54,306	87,058
	Basic earnings per share	0.26	0.29	0.28	0.44
	Diluted earnings per share	0.26	0.29	0.28	0.44
	Cash dividends declared	0.06	0.07	0.07	0.07
	Stock prices:				
	High	20.79	20.76	24.02	26.61
	Low	18.54	17.92	17.87	22.40
	Close	19.92	19.25	22.83	26.39
2005	Revenues	$ 349,983	410,244	421,970	420,734
	Operating income	66,306	76,346	72,332	72,145
	Net income	46,123	50,643	48,056	49,698
	Basic earnings per share	0.23	0.26	0.24	0.25
	Diluted earnings per share	0.23	0.26	0.24	0.25
	Cash dividends declared	0.04	0.06	0.06	0.06
	Stock prices:				
	High	25.50	25.88	25.20	23.65
	Low	22.00	22.48	22.51	17.76
	Close	24.99	24.10	23.31	19.79

STOCK PERFORMANCE GRAPH

The following graph compares the yearly percentage change in cumulative shareholder return on TSYS stock with the cumulative total return of the Standard & Poor's 500 Index and the Standard & Poor's Systems Software Index for the last five fiscal years (assuming a $100 investment on December 31, 2002 and reinvestment of all dividends).

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN AMONG TSYS, THE S&P 500 INDEX AND THE S&P SYSTEMS SOFTWARE INDEX


$260
$240
$220
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
2002
2003
2004
2005
2006
2007
Total System Services, Inc.
S&P 500
S&P Systems Software

	2002	2003	2004	2005	2006	2007
TSYS	$100	$231	$182	$149	$202	$241
S&P 500	$100	$129	$143	$150	$173	$183
S&P SS	$100	$117	$126	$121	$143	$171

SHAREHOLDER INFORMATION

Corporate Headquarters
TSYS
1600 First Avenue
P.O. Box 2567
Columbus, GA 31902-2567
www.tsys.com
+1.706.649.2310

Stock Trading Information
TSYS common stock is traded as "TSS" on the New York Stock Exchange (NYSE). Price and volume information appear under the abbreviation "TotlSysSvc" in NYSE daily stock quotation listings.

Dividend Reinvestment and Direct Stock Purchase Plan
The TSYS Dividend Reinvestment and Direct Stock Purchase Plan ("Plan") provides a comprehensive package of services designed to make investing in TSYS stock easy, convenient and more affordable. You may request information about the Plan over the phone at +1.800.503.8903.

New Investors
You can join the Plan by making an initial investment of at least $250, which includes an enrollment fee of $15.

TSYS Shareholders
You can participate by submitting a completed enrollment form. If your shares are held in a brokerage account, you must first register some or all of your shares in your name.

Dividend Reinvestment
You can invest all or a part of your cash dividends to accumulate more shares without paying fees.

Optional Cash Investments
You can purchase additional shares by investing between $50 at any one time and $250,000 in total per calendar year. If you wish, we can withdraw funds automatically from your bank account each month to purchase shares. Purchases are made weekly, or more often if volume dictates. Fees are lower than those typically charged by the financial services industry.

Safekeeping
You can deposit your certificates with us for safekeeping at no cost to you. You can request a certificate any time at no cost.

Gifts and Transfers of Shares
You can make gifts or transfers to others. Contact BNY Mellon Shareowner Services at +1.800.503.8903 or your investment advisory firm for more information.

Sale of Shares
You can sell some or all of your shares when you choose at fees lower than those typically charged by the financial services industry. Shares are sold weekly, or more often if volume dictates. For an enrollment package, contact our automated request line at +1.800.503.8903.

Form 10-K
A copy of the company's 2007 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available at no charge upon written request to Investor Relations at the address below:

Shawn Roberts
TSYS Investor Relations
P.O. Box 2567
Columbus, GA 31902-2567
shawnroberts@tsys.com

Annual Shareholders' Meeting
The Annual Meeting of Shareholders will be held on April 30, 2008, at 10 a.m. EDT at the TSYS Riverfront Campus Auditorium in Columbus, Georgia.

Independent Auditors
KPMG LLP
Atlanta, Georgia

Investor Relations
Analysts, investors and others seeking additional information not available at tsys.com should contact:

Shawn Roberts
TSYS Investor Relations
P.O. Box 2567
Columbus, GA 31902-2567
+1.706.644.6081
shawnroberts@tsys.com

Current shareholders requiring assistance should contact BNY Mellon Shareowner Services:

P.O. Box 358015
Pittsburgh, PA 15252-8015

Registered Mail or
Overnight Delivery:
480 Washington Blvd.
Jersey City, NJ 07310-1900

Telephone Inquiries:
+1.800.503.8903

Internet:
www.bnymellon.com/shareowner/isd

information

ONLINE ACCESS

Online Services at tsys.com
You can purchase your initial shares online at tsys.com. TSYS makes it easy and convenient to get current information on your shareholder account any time.

You will have access to:
- View account status
- Purchase or sell shares
- View book-entry information
- Request certificate issuance
- Establish or change your PIN
- View payment history for dividends
- Make address changes
- Obtain a duplicate 1099 tax form
- Request a dividend check replacement
- Receive annual meeting materials electronically

FORM 10-K AND NYSE CERTIFICATIONS

TSYS has filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its 2007 Annual Report on Form 10-K. We have also submitted to the NYSE in 2007 the Chief Executive Officer's annual certification that he is not aware of any violation by the company of the NYSE corporate-governance listing standards.

Cautionary language regarding forward-looking statements:
This annual report to shareholders contains forward-looking statements, which by their nature involve risks and uncertainties. Please refer to TSYS' Annual Report on Form 10-K filed with the Securities and Exchange Commission for information concerning forward-looking statements, under the caption "Safe Harbor Statement," and for a description of certain factors that may cause actual results to differ from goals referred to in this report or contemplated by such statements.

TSYS®
1600 First Avenue
P.O. Box 2567
Columbus, GA 31902-2567
+1.706.649.2310

www.tsys.com